Exhibit 99.1

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2024

DATED: MARCH 27, 2025

TABLE OF CONTENTS

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PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form (“AIF”) is presented as of December 31, 2024 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this AIF a combination of Imperial and metric measures are used with respect to the Issuer’s mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare (h)	0.4047 hectares	1 acre
3.28 feet	1 meter (m)	0.3048 meters	1 foot
0.62 miles	1 kilometer (km)	1.609 kilometers	1 mile
0.032 ounces (troy) (oz)	1 gram (g)	31.1035 grams	1 ounce (troy)
1.102 tons (short)	1 tonne (t)	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne (g/t)	34.28 grams/tonne	1 ounce (troy/ton)

Abbreviations of unit measures are used in this AIF in addition to those in brackets in the table above as follows:

Bt - Billion tonnes	Ga – Giga-annum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	tpd – tonnes per day	W/m²- Watt per square meter

See “Glossary of Technical Terms” for a description of some important technical terms used in this AIF.

Cautionary Note to United States Investors Regarding Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this AIF and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Issuer uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

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The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Issuer is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Issuer either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Issuer will be required to provide disclosure on its mineral properties under the SEC Modernization Rules.

Accordingly, United States investors are cautioned that the disclosure the Issuer provides on its mineral properties in this AIF and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Issuer would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Issuer may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Issuer prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein contain descriptions of the Issuer’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

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Seabridge Gold Inc.

ANNUAL INFORMATION FORM

ITEM 1: CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then changed again to Seabridge Resources Inc. on May 20, 1998. On June 20, 2002, the Issuer changed its name to “Seabridge Gold Inc.” and on October 31, 2002, the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1. The Issuer’s telephone number is (416) 367-9292. The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has twelve wholly-owned subsidiaries: KSM Mining ULC, Seabridge Gold (KSM) Inc., SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), each companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 5555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Issuer, its active subsidiaries and its projects as of December 31, 2024.

Notes:

1.	Certain of the Issuer’s subsidiaries have been omitted from the chart as they own no property and are inactive.

2.	SnipGold, through Hattrick, owns between 95% and 100% of 12 of the claims covering an area of approximately 4,339 ha. The Bronson Slope and Quartz Rise areas of the Iskut Project are 100% owned by SnipGold. The exploration targets at Snip North lie in areas that lie approximately 40% on claims owned 100% by SnipGold and 60% on claims in which SnipGold’s ownership interest is between 95% and 100%.

3.	The Issuer has entered into an option agreement under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and advancing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were advancing toward production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also decided it would prioritize exploration projects with known gold deposits with exploration upside to reduce risk in terms of trying to achieve a growing ratio of gold ownership per Common share. The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth below and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) advancing its deposits towards a construction decision by defining the economic parameters of the deposits through engineering studies, upgrading mineral resources to reserves, securing permits for undertaking mining operations and building relationships with local communities and indigenous groups. The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common share. The Issuer continues to follow this strategy today, although, in respect of certain properties where it considered it was warranted, the Issuer has acquired properties without known gold deposits.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories). Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Issuer’s resource base by carefully targeted exploration.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. In response, Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies, upgrading resources to reserves, securing permits and building support for its projects in local communities. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset. Work was also undertaken to advance the Issuer’s Courageous Lake Project. As it advanced its core KSM and Courageous Lake Projects, it also optioned and sold its non-core projects, including the Noche Buena, Red Mountain, Grassy Mountain, Quartz Mountain and Castle Blackrock Projects and used the proceeds to explore and advance its core Projects as part of its strategy for minimizing shareholder dilution. The Issuer has also continued exploration of the Projects and significantly expanded their mineral resources.

The price of gold hit a peak in 2012 and then declined for several years. When the Issuer believed it had declined sufficiently to make property acquisition attractive once again, it entered into another phase of property acquisition with the purchase of the Iskut Project in 2016, the Snowstorm Project in 2017, the Goldstorm Project in 2019, the 3 Aces Project in 2020 and the East Mitchell (formerly Snowfield) property in 2020. It remains interested in additional acquisitions when it sees properties with potential that is meaningful to the size of the Issuer and at an appealing price. In the course of searching for new properties, the Issuer has accepted that reasonably priced properties that satisfied its size objective may have limited, or no, mineral resources. The Issuer intends to continue following its phased strategy with respect to these newly acquired properties.

Even after it moved to the third phase, the Issuer has continued exploring the KSM and Courageous Lake Projects in conjunction with advancing them. These efforts have resulted in the significant expansion of its existing Kerr and Iron Cap deposits at the KSM Project and the discovery of additional mineralized zones at Courageous Lake. Its exploration programs proved highly successful, with measured and indicated gold resources now totaling 101.2 million ounces with an additional 81.8 million ounces of gold in the inferred resource category (see Mineral Resources Table on page 11) against a backdrop of only 91.9 million shares outstanding. With the KSM Project mineral resource sufficiently large to provide decades of production, the Issuer has now shifted its exploration activities to its Iskut, 3 Aces and Snowstorm Projects where it believes it has the potential to generate more value for shareholders.

From 2012 through 2021, most of the Issuer’s activities have focused on expanding the mineral resource at and advancing its KSM Project, which at this point is by far the Issuer’s most significant asset. The Issuer has completed a succession of prefeasibility studies of its KSM Project in June, 2012, November, 2016, November 2020 and August 2022, each incorporating the most recent resource estimates at the KSM Project and presenting improvements to the KSM Project design and economics. As a result of its search for higher grade core zones at the KSM Project from 2013 to 2020, the Issuer has broadened the Project’s economic profile. Before finding the higher-grade mineralized zones below the Kerr deposit and the Iron Cap deposit, the KSM Project was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, the KSM Project has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. The Issuer’s acquisition of the East Mitchell property, which lies adjacent to the Mitchell deposit at the KSM Project, has improved the KSM Project’s economic projections and provides the possibility of many years of open pit production before it is necessary to build block caves for the Iron Cap and Kerr deposits.

The Issuer submitted its Environmental Impact Statement/Environmental Assessment Application (the “EA Application and EIS”) for its KSM Project in the first quarter of 2013, it was accepted for formal review by British Columbia in August, 2013 and it was approved by both the federal and provincial authorities in 2014 and in accordance with the requirements of the Nisga’a Final Agreement. In conjunction with advancing the EA Application and EIS, the Issuer worked to build its relationships with the Nisga’aNation, the Tahltan Nation and other indigenous groups, including pursuing impacts and benefits agreements. In June, 2014, the Issuer and the Nisga’a Nation entered into a Benefits Agreement. In September, 2013, the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, delivered a letter to regulators expressing its support of Seabridge Gold’s KSM Project. In June, 2014, the Issuer entered into an environmental agreement with the Gitanyow Hereditary Chiefs Office and the wilps represented by Gitanyow Hereditary Chiefs Office. In addition, in 2019, the Issuer entered into an impacts and benefits agreement with the Tahltan Nation.

In September, 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) a licence of occupation authorizing the Issuer to occupy the area of the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

Under the B.C. Environmental Assessment Act, a project’s Environmental Assessment Certificate expires if the project has not been “substantially started” by the deadline specified in its EAC. The KSM Project’s Environmental Assessment Certificate (the “EAC”) was initially subject to expiry on July 29, 2019, but the expiry date has been extended twice, first to July 29, 2024 and then to July 29, 2026. In order to put the KSM Project on course for achieving a “substantially started” designation before July 29, 2026, the Issuer commenced early construction activities at the KSM Project in 2021. The focus of this work was on establishing site access and camps, building compensating fish habitat and site access to hydro power, all of which will also reduce construction timelines and Project risk. By the end of 2023 the Issuer had constructed the Bell-Irving River bridge, the first 17.7 km of the Treaty Creek Access Road (“TCAR”), the first 3.2 km of the Coulter Creek Access Road, a 210-person camp near the beginning of the TCAR, and the Glacier Creek Fish Habitat offsetting ponds, had cleared and graded the camp site (Camp 9) in the Mitchell valley, had cleared the initial 17.5 km of the powerline route and constructed access and prepared the structure sites for the first 4.1 km of the transmission line route and carried out geotechnical drilling for the structures to km 17 of the 287 kV transmission line and cleared several other areas where mine infrastructure will be located. In addition, in 2023 British Columbia Hydro and Power Authority (“BC Hydro”) completed the earthworks and grading and began construction of the buildings for the Treaty Creek Terminal Substation, which is required to enable the powerline for the KSM Project to draw power from the Northwest Transmission Line.

In July, 2024, KSM Mining ULC (“KSMCo”), the wholly-owned subsidiary of the Issuer which owns the KSM Project, received a positive “substantially started” determination (the “SSD”) from the BC Environmental Assessment Office for the KSM Project. The significance of the SSD is that it makes the EAC no longer subject to expiry. Later in 2024, two petitions were filed in the British Columbia Supreme Court seeking orders quashing the SSD. The SSD is unaffected by the filing of the petitions and will remain in place if the Minister successfully defends the SSD.

Seabridge is seeking a sale or joint venture of its principal asset, the KSM Project, and is seeking a sale or joint venture of the Courageous Lake Project, or a sale of the Issuer. At the KSM Project in 2025, the Issuer is continuing but has slowed the pace of its early construction activities on roads, camps and power and is undertaking a program to collect data to support work on a feasibility study. The Issuer will also be undertaking drill programs in 2025 following up on its successful drill programs in 2024 in the Snip North area of the Iskut Project and the Central Core Area of the 3 Aces Project. Realizing value for the Issuer’s shareholders depends on the potential financial return for a prospective purchaser or partner, success in addressing project risks, regulatory issues and indigenous peoples’ concerns, market conditions and gold and copper prices. The timing of a joint venture, partnership or sales agreements, if any, cannot be determined.

The continuing success of the Issuer is dependent on (1) its ability to continue to raise capital as needed, (2) strength in the price of gold and copper, (3) it securing a partner to advance the KSM Project or a sale of the KSM Project, (4) retention of the social license to operate its projects, (5) exploration success on projects, and/or (6) advancement of its projects through optimization work, success in regulatory reviews and in obtaining and retaining permits.

Three Year History

In February, 2022, the Issuer entered into a Facilities Agreement with BC Hydro covering the design and construction of BC Hydro’s Treaty Creek Terminal Substation (“TCT”) which will supply construction phase hydro-sourced electricity to the KSM Project. The KSM Project will be connected to BC Hydro’s existing Northwest Transmission Line (“NTL”) at the TCT. The TCT will be located opposite where KSM’s Treaty Creek access road meets Highway 37, south of Bell 2. The terms of the Facilities Agreement are described below under “General Description of the Issuer’s Business – KSM Project – BC Hydro and TCT Construction”.

In March, 2022, KSMCo sold a US$225,000,000 secured note (the “2022 Note”) and Seabridge sold concurrently a Contingent Right, to Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) for US$225 million (approximately Cdn$285 million at the exchange rate at the time). Ontario Teachers Pension Plan was a significant investor in the 2022 Note through Sprott. At maturity, the principal repayable under the 2022 Note will be used by Sprott to purchase a silver royalty on the KSM Project. The proceeds of sale of the 2022 Note were used to fund a significant portion of the works required to advance the KSM Project towards the designation of “substantially started”. The terms of the agreements relating to this financing are described below under “General Description of Capital Structure – Secured Notes – The 2022 Note”.

In April, 2022, Seabridge reported updated resource estimates for its KSM Project incorporating the results of the drilling at East Mitchell from 2021 and integrating the East Mitchell deposit into the KSM Project (see “Description of the Issuer’s Business – KSM Project - The Current KSM PFS and PEA – Mineral Resources”.

In August, 2022, the Issuer announced the completion of a new Preliminary Feasibility Study and a Preliminary Economic Assessment Report for the KSM Project (defined below as the “2022 KSM PFS and PEA Report”). This PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes only the Mitchell, East Mitchell and Sulphurets deposits. The primary reasons for the improvements in the plan compared to the 2016 study arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. Other design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced greenhouse gas emissions by partial electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining. The mine plan was simplified to bring total capital down below the 2016 estimates, despite inflation, by eliminating sustaining capital associated with block cave development. Important steps were also taken to make the KSM Project less dependent on oil, especially diesel fuel, by maximizing the use of low cost, green hydroelectric energy. The PEA presents a stand-alone mine plan showing a potential future expansion of the KSM Project to the copper rich Iron Cap and Kerr deposits after the 33-year 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 tpd, demonstrating that the KSM Project has multigenerational long-life mining potential with flexibility to vary metal output. Details of the PFS and PEA are set forth below under “Description of the Issuer’s Business – KSM Project – The Current KSM PFS and PEA”.

As part of its work to advance the KSM Project to a feasibility study, in 2022 Seabridge completed 6,183 m of drilling for geotechnical and geohydrological rock characterization.

In 2022 the Issuer also increased the scope of the early construction works at the KSM Project that were started in 2021. On the eastern side of the KSM Project, the Issuer commenced construction of the TCAR and advanced it to the 17 km mark, including completing construction of the Bell-Irving River bridge (“BIRB”) just beyond the turnoff from Highway 17. Just off the TCAR, not far beyond the BIRB, the Issuer completed construction of a 99-person camp (Camp 11) with surrounding laydown and infrastructure areas for future use. On the other side of Highway 37, BC Hydro established access to the site for the TCT and made significant progress on building the pad for the TCT. On the western side of the KSM Project, the Issuer constructed the first 3.2 km of the CCAR and built the site for the Mitchell valley camp (Camp 9) to the point it is ready to receive camp infrastructure. In addition, the Issuer largely completed earthworks for the first of the three fish habitat sites (located at Glacier Creek) to compensate for the KSM Project’s disturbance of fish bearing habitat.

Work at the Iskut Project in 2022 focused on drill testing gold-copper targets at Bronson Slope and Quartz Rise. At the Snip North target, geophysical surveying, surface sampling and relogging historical drill holes were performed. The 2022 core drilling included 10 drill holes totaling 10,162 m and discovered an unusually large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source.

In May, 2022, the Issuer entered into a Contribution Agreement in respect of the 3 Aces Project with the Liard First Nation (“LFN”). The agreement provides a framework for Seabridge and the LFN to build positive working relationships and enable LFN’s meaningful review and analysis of Seabridge’s activities at the 3 Aces Project. In particular, the agreement will support LFN in preparing for and participating in assessment and regulatory processes and community engagement.

In September, 2022, the Issuer received its Class 4 Quartz Exploration Permit from the Yukon Government Department of Energy, Mines, and Resources which allows the Issuer to conduct a gold focused exploration program at the 3 Aces Project. With just a limited portion of the exploration season remaining after the issuance of the permit, the Issuer reduced its original plans and focused on beginning the testing of its 3-dimensional model of the Hearts zone. One drill hole was used to confirm that gold-bearing structures are hosted within secondary anticlinal folds and thrust faults as predicted by the model. The assays from this hole were consistent with previous intersections. Three additional holes were used to test for controls on down dip extensions to the high grade. These holes determined that the gold-bearing structures are pronounced as they continue down plunge but only carry coherent high grades where they exhibit flexures that enhance permeability.

In September, 2022, the Issuer also issued its Q4 2021 Sustainability Report providing insight to the Issuer’s commitment to local communities, environment and sustainability. The report captures the last quarter of 2021, picking up from the initial Sustainability Report issued in 2021, to highlight progress towards integrating sustainability into all aspects of our business. The Sustainability Report may be viewed at https://www.seabridgegold.com/sustainability ..

In connection with the growth in its activities, in particular the early construction activities at the KSM Project, the Issuer continued to expand its construction management and permitting teams. As its workforce grew, the Issuer also implemented new policies to promote a healthy, safe and supportive work environment, including a Respectful Workplace Policy, a Health and Safety Policy and Sustainability Policy.

Work to renew the Issuer’s at-the-market offering commenced at the end of 2022 and was completed by January 6, 2023. The Issuer has found that the at-the-market offerings have enabled it to raise funds when needed at lower costs and with greater flexibility than more traditional financing methods. On January 6, 2023, the Issuer entered into a Controlled Equity OfferingSM Sales Agreement under which it may sell its Common shares through the lead agent, Cantor Fitzgerald & Co. Sales only take place on the New York Stock Exchange.

In May, 2023, the Issuer published its 2022 Sustainability Report as well as its inaugural Climate Strategy Report. The 2022 Sustainability Report highlights the Issuer’s work in community development funding and engagement, its ongoing commitment to Indigenous partners and gender diversity at all levels of the organization, and its programs to support effective inclusion in the workplace, among other matters. The Climate Strategy Report represents the Issuer’s first expression of its understanding of the short-term and long-term climate risks facing its business and sets forth its commitment to understanding and managing its climate risks and the carbon emissions tied to its business activities. The Climate Strategy Report aligned to TCFD and detailed the Issuer’s Scope 1, 2 and material components of its Scope 3 carbon emissions.

In June, 2023, KSMCo sold a US$150,000,000 secured note (the “2023 Note”) and Seabridge sold concurrently a Contingent Right, to Sprott Private Resource Streaming and Royalty (B) Corp. for US$150 million (approximately Cdn$200 million at the exchange rate at the time). At maturity, the principal repayable under the 2023 Note will be used by Sprott to purchase a net smelter returns royalty on the KSM Project. The proceeds of this sale were used to fund the remainder of the works to advance the KSM Project towards the designation of “substantially started”. The terms of the agreements relating to this financing are described below under “General Description of Capital Structure – Secured Notes – The 2023 Note”.

The early construction activities at the KSM Project in 2023 included: completing the Glacier Creek Fish Habitat offsetting ponds, extending the TCAR, increasing the capacity of Camp 11 from 99 to 210 people, clearing the initial 17.5 km of the powerline route, constructing access and preparing the structure sites for the first 4.1 km of the transmission line route, carrying out geotechnical drilling for the structures to km 17 of the 287 kV transmission line and clearing several other areas where mine infrastructure will be located. In addition, in 2023 BC Hydro completed the earthworks and grading and began construction of the buildings for the TCT. Towards the end of 2023 the Issuer reduced the work on early construction activities at its KSM Project. The work completed to the end of 2023 was considered sufficient to warrant the Issuer seeking a determination that the KSM Project had been “substantially started”.

In July, 2023, Tudor Gold Corp. (“Tudor”) submitted an application to two British Columbia government Ministries requesting the cancellation of two approvals in respect of the KSM Project: the Licence of Occupation, which entitles the Issuer to occupy and use a corridor of land through which the Issuer plans to construct its Mitchell Treaty Tunnels (the “MTT”); and the Mines Act Permit, which authorizes the Issuer, among other things, to build the MTT portals and the first 100m of the MTT beyond the portals. Approximately 12.5 km of the Issuer’s MTT would pass through mineral claims in which Tudor holds a 60% interest. Tudor’s application was unsuccessful and both the Licence of Occupation and the Mines Act Permit remain in effect. In its response to Tudor’s submission, the BC Ministry of Energy, Mines and Low Carbon Innovation confirmed that the mineral reserve, which covers the area in which the Issuer plans to construct the MTT, prohibits the obstruction, endangerment, or interference, with the construction, operation and maintenance of the MTT by any free miner, including Tudor. The response also stated that: “In any decision on the MTT Area within Tudor’s mineral tenure, the Chief Permitting Officer would consider the potential impacts to Tudor and the limitations imposed on Tudor by the [mineral reserve].”

The 2023 drill program at the Iskut Project was planned to (1) target an increase in the Bronson Slope gold-copper resource, (2) search for the intrusive source of the Bronson breccia pipe, and (3) investigate the Snip North target where historical drill data coincides with the structural trend identified at the property and where nearly all the significant mineral targets at the Iskut Project occur. The program at Snip North discovered a new gold-copper porphyry mineral system. Drilling at Bronson Slope confirmed the existence of a larger epithermal mineral deposit and enhanced the potential for a porphyry copper-gold occurrence at depth.

Drilling completed at the 3 Aces Project in 2023, around the historical Spades, Hearts, and Clubs zones, has successfully confirmed the key parameters controlling gold deposition on the property and provided a clear set of directions for follow-up evaluation and resource delineation. At contacts between thick phyllite sequences and coarse interbedded sandstone and conglomerate, second generation folding (F2) has produced discrete dilation zones on F2 synforms and antiforms where continuous gold mineralization and locally high-grade intervals are found. The 2023 program completed 7,759 meters of core and reverse circulation drilling within the Central Core Area of the 3 Aces project.

In mid-January 2024, the Issuer applied to the BC Environmental Assessment Office to have the KSM Project declared to have been “substantially started”. On July 26, 2024, KSMCo received a positive “substantially started” determination (the “SSD”) from the BC Government for the KSM Project. This determination makes the EAC no longer subject to expiry.

In January, 2024, the Issuer also announced the results of an updated prefeasibility study (“PFS”) at the Courageous Lake Project, with a further preliminary economic assessment evaluating a potential expansion of the mine presented in the PFS. The new Courageous Lake PFS (the “2024 CL PFS”) shows a more sustainable and profitable mining operation than the previous PFS prepared in 2012, with reduced initial capital, lower strip ratio, higher grade and smaller mine footprint.

In February 2024 the Issuer announced a new resource estimate for the Kerr and Iron Cap deposits at the KSM Project. The resource estimates were prepared with the same metal prices as used in the 2022 estimate but the underground block cave constraining shapes now have a mining grade shut-off applied. The new resource estimate increased inferred mineral resources at those deposits by 5.9 million ounces of gold and 3.3 billion pounds of copper and increased indicated mineral resources by 0.3 million ounces of gold and 0.2 billion pounds of copper (see “Description of the Issuer’s Business - KSM Project – Updated Kerr and Iron Cap Resource Estimates”).

The Issuer announced an updated mineral resource estimate for the Bronson Slope deposit at its Iskut Project in the second quarter of 2024. This resource estimate incorporates drilling by previous operators and drilling by Seabridge since it purchased the project in 2016. At a NSR cut-off of $10, the inferred mineral resource estimate is 517MT at 0.33 g/t Au and 0.09% Cu containing 5.4 million ounces of gold, an increase of 3.3M ounces, and 1,057 million pounds of copper.

Exploration at the Iskut Project in 2024 was directed at testing for source copper-gold porphyries for the intermediate sulfidation epithermal mineral systems at Snip North and Bronson Slope recognized in the 2023 program. The Issuer drilled over 23,000 meters focused on the Snip North and Bronson Slope targets. At Snip North, continuous gold and copper mineralization was discovered over a strike length of approximately 2,000m and a dip projection of at least 600m. At Snip North there are two distinct styles of mineralization represented: a high-temperature potassic Cu-Au domain interpreted as proximal to an intrusive source; and an Au-Ag domain indicative of a lower temperature intermediate sulphidation epithermal system.

Drilling at 3 Aces in 2024was designed to expand upon the comprehensive exploration model confirmed from last season’s drill program. The core drilling in 2024 expanded known mineralized zones in the Central Core Area (CCA).

The British Columbia government renewed the Issuer’s Licence of Occupation (“LoO”) for the MTT for a period of twenty years. The LoO provides KSMCo with the right to occupy the area in which it intends to construct the MTT.  This new LoO replaces the original LoO for the MTT granted in 2014. The rights of Tudor and its joint venture partners to the area of the LoO that traverses their 11 mineral claims are subject to a conditional mineral reserve (the “Mineral Reserve”). The Mineral Reserve expressly limits the rights of the owners of these 11 mineral claims such that they may not “obstruct, endanger or interfere with, or allow any other person to obstruct, endanger or interfere with, the construction, operation or maintenance of” the MTT.

On November 22, 2024, Tsetsaut Skii km Lax Ha (“TSKLH”) filed a Petition (the “First Petition”) in the British Columbia Supreme Court seeking an order quashing the positive SSD by the Minister. TSKLH is an Indigenous group claiming an extensive traditional territory in northwest British Columbia, including the area of the KSM Project. On November 29, 2024, SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a Petition (the “Second Petition”, and together with the First Petition, the “Petitions”) in the British Columbia Supreme Court seeking an order quashing the SSD. The EAC is unaffected by the filing of the Petitions and will remain in place if the Minister successfully defends the SSD.

The early construction activities at the KSM Project in 2024 included; additional work by BC Hydro on the TCT, developing access roads, clearing trees, and stockpiling topsoil in preparation for construction of the Taft Creek fish habitat offsetting ponds, and cost reduction and water management measures for Camp 11 operations.

On January 17, 2025 the Issuer filed a new Short Form Base Shelf Prospectus. On January 24, 2025, the Issuer entered into a Controlled Equity OfferingSM Sales Agreement and filed a Prospectus Supplement under which it may sell its Common shares through the lead agent, Cantor Fitzgerald & Co., thereby renewing the Issuer’s at-the-market offering facility. Sales only take place on the New York Stock Exchange.

On February 19, 2025 the Issuer completed the sale, under a bought deal underwriting co-led by RBC Capital Markets and Cantor Fitzgerald Canada Corporation, of 6,540,000 common shares at the price of US$12.25 per share for aggregate gross proceeds of approximately US$80 million. The Issuer also concurrently completed the sale, by way of private placement to a strategic investor, of 1,640,000 common shares at the price of US$12.25 per share for gross proceeds of approximately US$20 million.

At the date of this AIF, the Issuer plans exploration work at each of its Iskut, 3 Aces and Snowstorm Projects in 2025. The Issuer will also continue with the next year of its planned reclamation and closure plan for the Johnny Mountain Mine. At the KSM Project, the Issuer is principally directing its efforts in 2025 towards further work to collect data needed to undertake a feasibility study, with limited additional early construction planned. BC Hydro’s work on the TCT will also continue.

ITEM 3: DESCRIPTION OF THE ISSUER’S BUSINESS

General

The Issuer is in the business of acquiring, exploring and advancing gold prospective properties. The Issuer pursues a strategy that reduces its exposure to some of the largest risks of investing in gold exploration companies. Its goal is to provide strong returns to shareholders by maximizing leverage to the price of gold. Its strategy to achieve this goal is to try to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding. It has limited itself to properties in the United States of America and Canada. Seabridge also decided it would not build or operate mines, but that it would look to partner or sell assets that were advancing toward production.

The Issuer owns 7 properties, 4 of which have gold resources, and it has one material property; the KSM Project. Today, the KSM Project hosts the largest publicly disclosed undeveloped gold resource in the world1, with measured and indicated gold resources totaling more than 88 million ounces. The Issuer’s exploration success at the KSM Project has also defined significant copper and silver resources, with KSM containing 19.6 billion pounds of copper and 417.2 million ounces of silver in the measured and indicated resource categories. The combined gold, copper and silver, resources constitute a significant economic opportunity, and environmental approvals and certain permits are in place to advance early construction.

The Issuer holds a 100% interest in each of its properties other than a portion of the Snip North target to the north of the Iskut Project, in which it owns between a 95% and 100% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this AIF, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

1	Statement made comparing KSM’s size to other mineral deposits globally are made against, and based on, mineral resource and mineral reserve estimates disclosed by all publicly traded mining and exploration companies in North America, the United Kingdom, Australia, New Zealand and Singapore.

Mineral Resources (Gold and Copper)

		Measured					Indicated					Inferred
PROJECT	Cut-Off Grade (g/t)	Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	See Note 1	692,000	0.68	15,1	0.19	2,876	1,667,000	0.48	25.9	0.14	5,120	1,283,000	0.29	11.8	0.14	3,832
East Mitchell	See Note 1	1,013,000	0.65	21.1	0.11	2,514	746,000	0.42	10.0	0.08	1,390	281,000	0.37	3.3	0.07	403
Iron Cap	See Note 1	--	--	--	--	--	471,000	0.38	5.8	0.21	2,206	2,309,000	0.41	30.3	0.27	13,755
Sulphurets	See Note 1	--	--	--	--	--	446,000	0.55	7.9	0.21	2,064	223,000	0.44	3.2	0.13	639
Kerr	See Note 1	--	--	--	--	--	384,200	0.22	2.7	0.41	3,456	2,589,000	0.27	22.8	0.35	19,852
KSM Total²	--	1,705,000	0.66	36.2	0.14	5,390	3,714,000	0.44	52.3	0.17	14,236	6,685,000	0.33	71.5	0.26	38,481
Courageous Lake: CL Deposit Walsh Lake	0.8 0.8	6,007 --	2.84 --	0.548 --	-- --	-- --	139,167 --	2.34 --	10.4 --	-- --	-- --	40,603 4,134	2.52 4.18	3.3 0.6	-- --	-- --
Quartz Mountain[4]	0.34	3,480	0.98	0.1	--	--	54,330	0.91	1.6	--	--	44,800	0.72	1.0	--	--
Iskut (Bronson Slope)	See Note 3											517,300	0.33	5.4	0.9	1,057

Note:	The resource estimates have been prepared in accordance with the standards and guidance referenced in NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

1.	The cut-off grade for KSM is Cdn$10.75/t in net smelter return (NSR) for the Mitchell, East Mitchell and Sulphurets open pits and Cdn$9/t in NSR for the Kerr open pit. Total operating costs for the block cave shut-off for the Iron Cap and Kerr deposits are Cdn$16.5/t and Cdn$18/t, respectively.

2.	The effective dates of the KSM and Courageous Lake resource estimates above are as follows: KSM (Mitchell and East Mitchell), March 31, 2022, KSM (Iron Cap and Kerr), January 10, 2024; KSM (Sulphurets), December 31, 2019; Courageous Lake (Courageous Lake and Walsh Lake), January 16, 2024.

3.	The cut-off grade for the Iskut Project resource estimate at Bronson Slope is Cdn$10.00 in NSR and the effective date is June 25, 2024.

4.	Seabridge has entered into an option agreement under which third party may acquire a 100% interest in the Quartz Mountain project. The effective date of the resource estimate for the Quartz Mountain Project was in 2002.

The measured and indicated mineral resources at the KSM Project and Courageous Lake Project are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Sustainability (Environmental, Social, and Governance Matters)

The Issuer is committed to following strong Environmental, Social, Governance (“ESG”) practices, including climate-related practices and Diversity, Equity and Inclusion (“DEI”) initiatives, in a way that builds value for shareholders, stakeholders and partners. It is not just a one-time action or a single phase in project design. Pursuing sustainability entails creating a corporate culture and approach to business that is mindful of the impacts of the Issuer’s activities and decisions and the Issuer’s ability to influence positive change over time. This approach involves the Issuer prioritizing protection for environmental values in the areas of the Issuer’s projects, contributing to the health, economic, and social well-being of its employees and local communities, and acting on national and global priorities.

In December 2021 the Issuer published its inaugural Sustainability Report detailing its approach, efforts and progress in respect of ESG matters and the integration of sustainability into all aspects of the Issuer’s business. The reporting period for the inaugural Sustainability Report was January 1, 2020 to September 30, 2021. In September 2022, the Issuer published its Sustainability Report Supplement in respect of the final quarter of 2021. In May 2023, the Issuer released its 2022 Sustainability Report, which aligned with the reporting requirements of the Task Force on Climate-related Financial Disclosure (“TCFD”) and the Climate Disclosure Project (“CDP”). In May 2024, the Issuer released its 2023 Sustainability Report, which also added alignment with the reporting requirements of the Taskforce on Nature-related Financial Disclosures (“TNFD”).

The Issuer has adopted numerous policies furthering different aspects of ESG, including: an Environmental Policy, a Sustainability Policy, a Health and Safety Policy, a Diversity Policy, a Local Procurement Policy, a Community Sponsorship and Donation Policy, a Workplace Employment Policy, and a Respectful Workplace Policy and Program as well as multiple policies addressing matters of governance as set forth in the Issuer’s Management Proxy Circular.

Highlights of the Issuer’s ESG activities are set forth below and more detail is provided in its 2023 Sustainability Report, which is available under the “Sustainability” tab of the Issuer’s website (www.seabridgegold.com). The 2024 Sustainability Report, which will utilize integrated reporting, is expected to be released in May, 2025.

Environment

Through the implementation of responsible design, a design approach which places a greater emphasis on the protection of air, water quality, fish, wildlife and vegetation, the Issuer works to minimize the footprints and environmental impacts of its project designs in the context of its business. The Issuer performs ongoing evaluations of risks and opportunities associated with climate change and nature at the Board, executive management and operational level aligned to the TCFD, TNFD and CDP. The Issuer successfully captured and reported on its Scope 1 and 2 carbon emissions for the first time in respect of 2022. Since January 1, 2023, the Issuer has also implemented various measures to start collecting data for the purposes of being able to calculate Scope 3 emissions. Scope 3 emissions are not produced by the Issuer itself and are not the result of activities with assets owned or controlled by it, but are emissions by third parties whose business activity is either upstream or downstream within Seabridge’s value chain. The Issuer started its work on Scope 3 emissions by performing an analysis to identify purchased goods for which emissions can be calculated in the future. From its analysis, with respect to the Issuer’s contractors, only contractors that burn their own fuel fall within the remit of Scope 3. The Issuer’s Scope 3 emissions sources for the purposes of the Sustainability Report for 2023 included: commuting of both contractors and employees to the Issuer’s Project sites (KSM, Iskut, Snowstorm, 3 Aces and Courageous Lake), contracted waste management services, business travel inclusive of accommodation, and some transport and performance of the analysis of exploration laboratory samples.

Social Responsibility

The Issuer’s projects in Canada are located within or near the traditional territories of Indigenous groups (or First Nations). The Issuer’s approach to project planning emphasizes early, frequent, and transparent communication and providing timely responses to requests and queries. Through engagement and dialogue, the Issuer develops plans that consider and incorporate Indigenous feedback to address their needs and reasonable concerns. The Issuer maintains a focus on promoting employment and contracting opportunities for members of Indigenous groups. At the KSM Project, out of the aggregate spending on early construction works from 2021 to 2024 of $450 million, the Issuer spent $261 million, or 58% with businesses owned by, or in a business relationship with, governments or members of Indigenous groups from the area around the Project. Its efforts include direct community outreach, participation in career fairs, providing bursaries and educational programs for building knowledge and career development, working with local Indigenous businesses and their partners, implementing commitments in Impact and Benefit Agreements with the Nisga’a Nation and the Tahltan Nation, and encouraging contractors to do the same.

The Issuer’s commitment to local employment and procurement is not just in relation to its KSM Project. In 2024, across all its significant locations of operation:

●	approximately $10 million was spent on local procurement (with $10.3 million spent on local procurement in 2023)

●	7% of the total procurement budget was spent on local suppliers.

The Issuer’s efforts to support diversity and create a respectful work environment has also resulted in the women constituting 30% of its executive team and 57% of its workforce.

Governance

The Board is responsible for oversight and management of risks, including environmental and climate-change related risks. In 2021, the Board established a Sustainability Committee and broadened the scopes of other Board Committees’ responsibilities to include relevant ESG and DEI matters. The Board and its Sustainability Committee are responsible for the Issuer’s environmental and climate-related risk management and strategy. All members of the Sustainability Committee are directors. The Committee is currently led by the designated Chief Sustainability Officer, who oversees the performance of climate change commitments within the Issuer. Climate change is a standing agenda item for Sustainability Committee meetings, whereby concerns, data, targets, and strategy are discussed and reviewed. This is supplemented by work undertaken by the senior executive team. The outcomes of the Sustainability Committee’s work is reported to the Board of Directors at each meeting and an in depth strategic review at the Board level occurs on an annual basis.

The Issuer is committed to embedding ESG and climate-related risk into the performance evaluation and renumeration process. Each year, the Issuer establishes a set of objectives to be accomplished for the year. In 2024, 4 of the Issuer’s 15 objectives related to ESG and they had a collective weighting for incentive compensation of the Issuer’s officers of 17.5% and all of them were achieved. For 2024, these four objectives were:

1)	Continue to strengthen the Issuer’s social license with Indigenous Partners and local communities. (Weighting: 5.5%)

2)	Continue to develop and update our sustainability strategy to incorporate the values of Seabridge and reflect the requirements of regulatory and government agencies. (Weighting: 4.5%)

3)	Continue to mature the Issuer’s risk management programs and systems. (Weighting: 3.5%)

4)	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives implemented in 2023. (Weighting: 4%)

The Issuer began a formal risk management process several years ago, which was expanded in 2022 to include a review of climate related risks and in 2023 to include nature-related risks. In 2023 the Issuer’s executive and Board also undertook the first enterprise-level key risk review and further developed its risk management approach, including climate-related risks. The Issuer will continue to advance its risk management process in future years.

The Issuer has adopted a Diversity Policy and has achieved its goals of having a minimum of 30% of its directors and 30% of its executive officers be women and each of its Board and its executive team includes one person that is a member of a Canadian First Nation. In 2023 the Issuer adopted a Say-on-Pay Policy and its shareholders had the opportunity to vote on the Issuer’s compensation approach at its Annual General Meetings in 2023 and 2024. The Issuer has also established policies to promote responsible executive behaviour, including a “Clawback” Policy, an Equity Ownership Policy, a Whistleblower Policy and a Code of Business Ethics.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Issuer’s projects, business approach and plans, including production, capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Issuer’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition or disposition of interests in other mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Courageous Lake Project, Iskut Project, Snowstorm Project or 3 Aces Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or statements of “potential” or something “possible”, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of a proposed mining operation.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this AIF the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral reserves and mineral resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Issuer will receive and maintain all required regulatory approvals required in respect of its projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

•	risks related to the Issuer’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Issuer’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

•	the Issuer’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Issuer’s principal sources for funds for such payments or repayments are capital markets and asset sales, although payment in shares of the Issuer is possible to a certain point;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	uncertainty whether the reserves estimated on the Issuer’s mineral properties will be brought into production;

•	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the process of making Canadian laws consistent with the United Nations Declaration on the Rights of Indigenous Peoples;

•	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and advancement activities, including in respect of environmental regulation and the KSM Project’s environmental assessment certificate;

•	the possible inability to advance with project activities in a timely manner or at all if such permits or approvals are not obtained or if a non-compliance event leads to further restrictions or loss of permits or approvals;

•	uncertainties relating to the assumptions underlying the Issuer’s reserve and resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks relating to performing site access and early site preparation construction activities at the KSM Project;

•	the risk of having the “substantially started” determination for the KSM Project quashed and, if quashed, such determination not reconfirmed and the ultimate loss of the KSM Project environmental assessment certificate;

•	risks related to commercially producing precious metals and copper from the Issuer’s mineral properties;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and advancement risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

•	uncertainty related to title to the Issuer’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

•	risks related to increases in demand for exploration, advancement and construction services and equipment, and related cost increases following metals price increases;

•	increased competition in the mining industry;

•	risks related to the potential for a tariff war between the United States and several other countries, including Canada, and the potential impacts it may have on the Issuer’s ability to raise funds and obtain supplies needed for work programs;

•	regulatory initiatives and ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and realize profitability at a project;

•	risks relating to the Issuer’s internal control over financial reporting being ineffective;

•	the Issuer’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations and raise capital, increase operating costs, interfere with materials and equipment supply, delay execution or reduce the profitability of a future mining operation;

•	risks that regulatory measures directed at climate change issues adversely affect the Issuer’s business;

•	the Issuer’s reliance on key personnel and the need to retain key executives and attract qualified personnel;

•	the public’s views of the mining industry can present increased risks for permitting, financing and staffing;

•	risks associated with the use of information technology systems and cybersecurity;

•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies;

•	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Issuer during the 2014, 2015 and 2016 financial years which the Issuer has renounced to subscribers of flow-through share offerings and the CRA’s decision to reassess such subscribers;

•	the risk of the CRA appealing the Issuer’s successful challenge to the reassessment by the CRA of the Issuer’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit and the decision being overturned;

•	the risks associated with the volatility of the trading volume and price of the Issuer’s Common shares;

•	the absence of dividends on the potential for dilution of the Issuer’s Common shares;

•	the Issuer’s classification as a “passive foreign investment company” under the United States tax code;

•	risks related to the pro-environmental groups anti-mining efforts, and sometimes focused efforts on specific projects impacting the Issuer’s share price.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Issuer’s ability to control or predict. It is also noted that while Seabridge engages in exploration and advancement of its properties, including data collection and site work in preparation for feasibility study work or early construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Overview

Location

The KSM Project is located within the coastal mountains of northwest British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers by air north-northwest of Stewart, British Columbia. (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. Currently, the Red Chris Mine and the Brucejack Mine are producing mining operations.

Access to the property is by helicopter from Bell II Crossing on the Stewart Cassiar Highway or Stewart, British Columbia. Mobilization of equipment and personnel is staged from kilometer 54 on the private Eskay Creek Mine Road (about 25 km from the KSM Project) and from Bell II Crossing on the Stewart Cassiar Highway (about 40 km from the KSM Project).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River, and flows into the Pacific Ocean through Alaska. The proposed process plant and tailings management facility (“TMF”) will be located within the tributaries of Teigen and Treaty Creeks. Teigen and Treaty Creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass River flows to the Pacific Ocean entirely within Canada.

The Deposits

At the time the Issuer acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Subsequent drilling and engineering work by the Issuer has defined two new very large zones, the Mitchell Zone and the Iron Cap Zone, as well as dramatically expanded the mineralized zone beneath the Kerr zone.

From 2008 to 2012 Seabridge focused on further exploration and delineation of the four known deposits at the KSM Project. In 2012 Seabridge focused its exploration at the KSM Project on a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Exploration since 2011 has resulted in the discovery of two core zones, Deep Kerr (a down dip continuation of Kerr deposit mineralization) and Iron Cap Lower Zone (a down dip continuation of Iron Cap deposit mineralization), an extension of the Mitchell zone and other promising core targets.

Figure 1 - KSM Project Location Map

In 2020 the Issuer acquired the East Mitchell Property (formerly known as the Snowfield Property), a single mineral claim covering 1,267 Ha adjacent to the Mitchell deposit, from Pretium Resources Inc. for US$100 million, a 1.5% net smelter returns (“NSR”) royalty on East Mitchell Property production and a future contingent payment of US$20 million of which US$15 million can be credited against future royalty payments. The East Mitchell Property hosts a large gold/copper mineral resource and was acquired with a view to incorporating it into the Issuer’s KSM Project.

Regulatory Approvals

In July 2014, the Issuer’s provincial Environmental Assessment (“EA”) Application for the KSM Project under the British Columbia Environmental Assessment Act was approved. The Canadian Environmental Assessment Agency (CEAA) issued its Comprehensive Study Report in July 2014, as required by the Canadian Environmental Assessment Act, which concluded that the KSM Project would not have significant impacts to the environment. The EA Application and Environmental Impact Statement (“EIS”) review process involved Alaskan regulators throughout and the CEAA Study Report also concluded that the KSM Project would not have significant impacts to the environment situated downstream of the Alaska border. In December 2014 the Federal Minister of the Environment issued a positive project decision which endorsed the conclusions of the Comprehensive Study Report. Subsequently, the same Minister approved the Project in accordance with the requirements of the Nisga’a Final Agreement.

The provincial EA approval for the KSM Project was for an initial term of five years; it was extended for a further five-year term to July 29, 2024 and then for another two years in November, 2021 to July 29, 2026. If the BC Environmental Assessment Office declares a project to be “substantially started” then the project’s EAC is no longer subject to expiry. The federal EIS approval is for an indefinite term (as long as the Provincial EAC remains in effect). The Issuer believes that the EA Application and EIS materials and subsequent extension approvals demonstrate that the KSM Project, as designed, is and continues to be an environmentally responsible and generally a socially accepted project. The EAC approves the mine development plan set forth within the 2016 PFS Plan (defined below). Specific provincial environmental assessment amendments will be required to proceed with the mine development plan set forth in the 2022 KSM PFS and PEA Report (defined below).

The provincial EA approval for the KSM Project was for an initial term of five years; it was extended for a further five-year term in March 2019 and for another two years in November, 2021, and now expires on July 29, 2026. The EAC will no longer be subject to expiry if the BC Environmental Assessment Office declares the Issuer has “substantially started” construction of the KSM Project. The federal EIS approval is for an indefinite term (as long as the Provincial EAC remains in effect). The Issuer believes that the EA Application and EIS materials and subsequent extension approvals demonstrate that the KSM Project, as designed, is and continues to be an environmentally responsible and generally a socially accepted project. The EAC approves the mine development plan set forth within the 2016 PFS Plan (defined below). Specific provincial environmental assessment amendments will be required to proceed with the mine development plan set forth in the 2022 KSM PFS and PEA Report (defined below).

In September 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) the LoO; (3) permits for constructing and operating numerous camps required to support construction activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility. The LoO was originally granted for a period of 10 years, but was renewed in September, 2024 for a further period of 20 years.

The KSM Project received a license under the International Rivers Improvement Act (Canada) on October 21, 2016, authorizing the construction, operation and maintenance of the Water Storage Facility (WSF) and ancillary water works for the KSM Project within the Unuk River watershed in northwestern British Columbia.

In June 2017, the Issuer also announced it had been given a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) which authorizes the use of North Treaty Creek for the discharge from the KSM Project’s tailings management facility, subject to strict bonding and fishery habitat offsets.

In addition, the Issuer received the authorization required under the Canada Navigable Waters Act for building the Bell-Irving River Bridge in November 2021 and from the Department of Fisheries and Oceans Canada for constructing the Taft, Glacier and Treaty fish habitat compensation ponds. This authorization expires in December, 2027, but the Issuer has applied to extend this expiry date.

In mid-January 2024, the Issuer applied to the BC Environmental Assessment Office to have the KSM Project declared to have been “substantially started”. In July 2024, KSMCo received a positive SSD from the BC Government. This designation makes the KSM Project’s EAC no longer subject to expiry. As discussed in the section of this AIF entitled “Legal Proceedings and Regulatory Actions”, two Petitions have been filed seeking to quash the SSD.

Land Status

The KSM Project comprises four discrete tenure blocks (see Figure 2) and a group of placer claims. Tenure blocks of the KSM Project include mineral leases and both cell and legacy claims, all of which are owned by KSMCo. The tenure blocks are referred to as:

(a)	the KSM tenures, which contain 21 mineral claims totaling 7,364.85 Ha and 2 mining leases of 11,247.00 Ha (the westernmost block in Figure 2);

(b)	the Seabee claims, which contain 53 mineral claims covering 18,674 Ha (the large block in the east of the KSM Project lying mainly to the west of Highway 37 in Figure 2);

(c)	the Tina claims, which are composed of 11 mineral claims covering 3,052.44 Ha (the block between the KSM tenures and the Seabee claims in Figure 2); and

(d)	the Treaty Creek Switching Station claims, which contain 2 claims totaling 160.25 Ha (the small block lying to the east of Highway 37 in Figure 2).

Figure 2 - KSM Project Claim Map

The four claim blocks include 87 mineral claims (cell and legacy) and 2 mining leases with a combined area of 40,499 ha. The mineral resources are positioned within the KSM tenures and include the original claims purchased from Placer Dome, the BJ claims and the East Mitchell Property. The East Mitchell Property, which is included in the KSM tenures, lies immediately to the east of KSM mining leases. These tenures are shown in Figure 2 for clarity.

The Seabee and Tina claim blocks are located about 19 km northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones. These claim blocks are proposed for infrastructure siting. The Treaty Creek Switching Station claims, adjacent to the Northwest Transmission Line (“NTL”) and to the east of the Seabee claims, are being used for power infrastructure siting, specifically the Treaty Creek Terminal switching station.

Placer claims only cover areas on part of the westernmost KSM tenures covering an area of 1,375 hectares. The Issuer’s placer claims lie along Sulphurets Creek and Mitchell Creek in areas where certain of the KSM Project’s proposed infrastructure will be located.

These claims are 100% owned by the Issuer through its wholly-owned subsidiary, KSMCo, subject to the various royalties described below.

Newmont Corporation retains a 1% net smelter returns (“NSR”) royalty on the original claims acquired by the Issuer from Placer Dome in 2001 that is capped at $4.5 million.

Under the Benefits Agreement (as defined herein) with the Nisga’a Nation and the Co-operation and Benefits Agreement (the “CBA”) with the Tahltan Nation, the Issuer has agreed to pay each Nation annual payments. The combined annual payments to these Nations are payable in two forms; payments that are a percentage of the tax payable (the “Mineral Tax”) under the Mineral Tax Act (British Columbia) (the “Mineral Tax Act”), which is a tax on net operating profit of the KSM Project, and payments that are based on net smelter returns of the KSM Project. The combined payments payable to both Nations are as follows:

(a)	with respect to years 1-7 of mining operations, a 0.1% NSR royalty and either (i) 5% of the amount of Mineral Tax payable in respect of any Capital Recovery Year (defined below), or (ii) 11% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year (defined below);

(b)	with respect to years 8-20 of mining operations, a 0.4% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year; and

(c)	with respect to period after 20 years of mining operations, a 0.5% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year.

For the purposes of the description above, a “Capital Recovery Year” is a year in which the Issuer is able to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit, and a “Post-Capital Recovery Year” is a year in which the Issuer is unable to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit. The Nisga’a Nation has provided an irrevocable direction to the Issuer under which it directs the Issuer to pay the annual payments due to the Nisga’a Nation to Nass Valley Area Royalty Holdings Corp., which is a subsidiary of Nations Royalty Corp.

The Issuer has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty on gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions.

In 2022, KSMCo sold to Sprott Private Resource Streaming and Royalty (B) Corp. the US$225 million 2022 Note under which Sprott has agreed it will use all of the principal amount repaid on maturity of the 2022 Note to purchase a 60% gross silver royalty on the KSM Project (or, in certain circumstances, a 75% gross silver royalty on the KSM Project), subject to certain rights of Sprott to redeem the 2022 Note and be repaid the principal, and in some circumstances a premium, instead of purchasing the royalty. (For the terms of the 2022 Note and the silver royalty see “General Description of Capital Structure – Secured Notes – The 2022 Note”.)

In 2023, KSMCo sold to Sprott Private Resource Streaming and Royalty (B) Corp. the US$150 million 2023 Note under which Sprott has agreed it will use all of the principal amount repaid on maturity of such 2023 Note to purchase a 1% NSR royalty on the KSM Project (or, in certain circumstances, a 1.2%, a 1.25% or a 1.5% NSR royalty on the KSM Project), subject to certain rights of Sprott to redeem the 2023 Note and be repaid the principal, and in some circumstances a premium, instead of purchasing the NSR royalty. (For the terms of the 2023 Note and the NSR royalty see “General Description of Capital Structure – Secured Notes – The 2023 Note”.)

Pretium Exploration Inc. (a subsidiary of Newmont Corporation) holds a 1.5% net smelter returns royalty on the East Mitchell Property.

Two of the pre-converted claims (Xray 2 and Xray 6), the areas of which have now been converted into part of mining lease 1031440, and one pre-converted claim (Xray 8), the area of which is within mineral claim 509216, are also subject to an effective 1% NSR royalty capped at US$650,000. The Treaty Creek Switching Station Claims and certain fractional claims within the Seabee claims are subject to royalties, however none of the mineral resources at the KSM Project are located on the claims subject to these royalties and they are intended for infrastructure siting.

In addition, a sale of the original claims that were purchased in 2001 is subject to a right of first refusal held by Glencore Canada Corporation.

The KSM Project is located on Crown land (land owned by the Province of British Columbia); therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 12.5 km of the proposed 23 km MTT pass through Crown Land subject to mineral claims held by Tudor, Teuton Resources Corp. and American Creek Resources Ltd. (the “Treaty Creek Claims”). The Issuer has been granted the LoO, a form of land use right that grants it rights to occupy the area through which the proposed MTT will pass. The Treaty Creek Claims are also subject to a conditional mineral reserve (the “Reserve”) that prohibits the holders of the Treaty Creek Claims from obstructing, endangering or interfering with the construction, operation or maintenance of the MTT. The effect of the Reserve is to place limitations on the rights attached to ownership of the Treaty Creek Claims. In the Issuer’s opinion, the rights of the holders of the Treaty Creek Claims are sufficiently addressed by the Issuer’s obligations, under the management plan associated with the LoO, to segregate and deliver to such holder all earth and rock material removed from the Treaty Creek Claims during construction of the MTT.

The five gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the Nass South Sustainable Resource Management Plan that was completed in 2012. The proposed sites for the tailings management and plant facilities lie outside of the boundaries of any provincial land-use planning process.

Relationships with Indigenous Groups in KSM Region

The KSM Project site is located in a region historically used by several indigenous groups. Part of the KSM Project, including the proposed plant and TMF but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga’a Lisims Government under the terms of the Nisga’a Final Agreement. Similarly, the Tahltan Nation has asserted rights and title over the area of the proposed plant and TMF but excluding the mineral deposits. Tsetsaut Skii km Lax Ha (“TSKLH”), an indigenous group asserting independent nation status as descendants of Tsetsaut people but which the Issuer understands the Province of BC considers to have become part of the Gitxsan Nation (as opposed to being an independent nation on its own), assert aboriginal rights and title over the entire KSM Project footprint. Additionally, the Gitxsan Nation and the Gitanyow Huwilp (the collective houses of the Gitanyow Nation) may have some interests within the broader region potentially affected by the KSM Project, in particular downstream of the plant site and TMF. Accordingly, the Issuer has been directed to engage with the Tahltan Nation, the TSKLH, the Gitxsan Nation and the Gitanyow Nation on the basis of potential effects of the plant site and TMF and related downstream effects.

On June 16, 2014, the Issuer entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project (the “Benefits Agreement”). The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the KSM Project, participate in economic benefits from the KSM Project and provide ongoing advice. Highlights of the Benefits Agreement include:

•	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the KSM Project.

•	Financial payments upon the achievement of certain KSM Project milestones and annual production payments based on a percentage of net profits, with the percentage of net profits payable increasing when the KSM Project is not recovering capital costs, as determined under the terms of the Agreement.

•	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

•	Mutual co-operation on completing the operational permitting processes for the KSM Project.

•	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to certain contracting opportunities.

•	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the KSM Project.

The Benefits Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the KSM Project. This Benefits Agreement was signed on behalf of the Nisga’a Nation by the Nisga’a Lisims Government Executive.

In June 2014, the Issuer entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agreed to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues. This Agreement was signed by seven of the eight wilps of the Gitanyow Nation and by the Gitanyow Hereditary Chiefs Office.

In September 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project.

The Issuer has engaged directly with the TSKLH with respect to the KSM Project and is making efforts to establish a good relationship with the TSKLH. However, there is an ongoing disagreement between the government and the TSKLH regarding the extent to which the rights of their Tsetsaut ancestors are held by the people who identify themselves as the TSKLH, the extent of TSKLH historic territory and the strength of TSKLH claims and the claims of the Nisga’a Nation, Tahltan Nation, Gitxsan Nation and Gitanyow Nation to aboriginal rights and title within the territory claimed by the TSKLH. This has created a difficult environment in which to build a good relationship and progress on establishing a co-operative relationship with TSKLH has been challenging.

In July 2019, the Issuer entered into the CBA with the Tahltan Central Government, the Iskut band and the Tahltan Band in respect of the KSM Project. The CBA establishes a comprehensive framework for the parties to work together on the KSM Project, including detailed provisions on environmental management of the land, robust participation by the Tahltan Nation in the economic opportunities offered by the KSM Project and financial payments related to the performance of the KSM Project. It includes commitments to fund education of Tahltan members, commitments to work to achieve employment targets, processes for awarding contracts on a preferred basis to Tahltan businesses and a procedure for resolving disputes, including disputes on permitting issues. The CBA was approved in a vote of the Tahltan members by a majority 77.8%. The CBA with the Tahltan Nation will apply to future partners in the KSM Project.

The Issuer holds an annual environmental workshop with indigenous groups and regulators to review results of the previous year’s environmental studies and to communicate planned studies for the upcoming year. The Issuer holds monthly update meetings with representatives of each of the Nisga’a Nation, the Tahltan Nation and the TSKLH. The Issuer also observes a process of review of each permit application with indigenous groups, with an initial phase of review taking place before submission of the application to the regulatory authority and a second phase with the relevant regulator and indigenous groups after permit submission.

Recent developments, both politically and legally, at the federal level in Canada and in British Columbia, have advanced the recognition and substance of the rights of indigenous groups in British Columbia. The Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia declared aboriginal title for the first time in a certain area in Canada and outlined the rights associated with aboriginal title. In 2019 the British Columbia government passed the Declaration of the Rights of Indigenous Peoples Act and in 2021 the government of Canada passed the United Nations Declaration of the Rights of Indigenous Peoples Act and in those Acts the respective governments committed to ensure that their laws are consistent with the United Nations Declaration on the Rights of Indigenous Peoples. The British Columbia government has been advancing with expanded participation by indigenous groups in decisions on lands historically used by them. The BC government has been advancing with its initiatives in a forward-looking manner and has left intact decisions it has already made. Nonetheless, the Issuer requires more permits and renewals of certain authorizations and expects that the indigenous groups with rights impacted by the KSM Project will have even more influence on decision-making in respect of these permits and renewals in the future. One recent exception to its forward-looking approach occurred on March 7, 2024 when the BC government announced four Cabinet orders under the Environment and Land Use Act prohibiting placer and mineral claim staking on Banks Island and part of Vancouver Island, as well as restricting related mineral exploration activities. The BC Government indicated in a corresponding news release that it may amend the orders if affected parties could reach agreement with local indigenous groups. This is the first time any government has used this power to suspend previously issued permits, impose blanket restrictions on a resource development activity and stated it is open to relaxing the rules if affected parties can reach agreement with indigenous groups. While these orders apply only to the areas specified, in future the BC government may use its powers under the Environment and Land Use Act to suspend previously issued permits or any permit in the natural resource sector using this legislation to stop activities pending such agreements.

The eastern side of the KSM Project is an area over which the federal and provincial governments consult with three indigenous groups, although the area in the vicinity has been used historically by the ancestors of the five groups named above at various times and to various extents. Accordingly, a clear understanding of how historic aboriginal rights and title should be recognized in the area is difficult to achieve. This also reduces the likelihood of a court recognizing aboriginal title in one specific group on the basis of the tests in the Tsilhqot’in Nation v. BC decision. The Issuer has been advancing the KSM Project with the objective of respecting the historic relationships of each of these groups with the land and finding ways to have them participate in economic opportunities arising from the KSM Project, as appropriate.

Historic KSM Technical Studies

In June 2012, a Preliminary Feasibility Study for the KSM Project (the “2012 KSM PFS Report”) was completed. The mine development plan in the 2012 KSM PFS Report was the one approved in the EA Application and EIS review processes, with certain enhancements to the KSM Project infrastructure to improve environmental protection and various mitigation measures. Since the date of the 2012 KSM PFS Report, Seabridge has continued exploration activities at the KSM Project, which led to the discovery of the large higher-grade zones below the Kerr and Iron Cap deposits. In early 2016, the Issuer decided to update the 2012 KSM PFS Report to present the same development plan as in the 2012 KSM PFS Report at a pre-feasibility level using more current market values in the financial analysis but, in addition, incorporating into that development plan the infrastructure enhancements committed to in the EA Application and EIS processes and to incorporate other design improvements identified by the Issuer. Accordingly, the prefeasibility study level development plan (the “2016 PFS Plan”) did not include material from higher-grade discoveries at Kerr and Iron Cap after the 2012 KSM PFS. Given the positive impact the new higher grade material was expected to have on the KSM Project economics, the Issuer also decided to complete a study that would present an analysis of the integration of this additional material into the proposed KSM Project design as an alternative development plan (the “2016 PEA Plan”) at a preliminary economic assessment level and include the results in the new prefeasibility report. The report, which presents both the 2016 PFS Plan and the 2016 PEA Plan, (the “2016 KSM PFS/PEA Report”) was completed in November 2016, and has an effective date of October 6, 2016.

Subsequent to completing the 2016 KSM PFS/PEA Report, the Issuer completed additional drilling at its Kerr and Sulphurets deposits with great success. In November 2020, the Issuer announced the completion of a new technical report that presented a new resource estimate for the KSM Project which incorporated all drilling on the KSM Project to December 31, 2019.

The Current KSM PFS and PEA

The East Mitchell Property hosts a large gold/copper mineral resource and was acquired in December 2020, with a view to incorporating it into the Issuer’s KSM Project. After the acquisition of the East Mitchell Property, the Issuer decided to complete a new PFS that evaluates the KSM Project using only open pit mining of just the Mitchell, East Mitchell and Sulphurets deposits (the “2022 PFS”). The new report, entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” has an effective date of August 8, 2022 (the “2022 KSM PFS and PEA Report”) and is available among Seabridge’s documents at www.sedarplus.ca and www.sec.gov/edgar. The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment (the “2022 PEA”) with a stand-alone mine plan that evaluates a potential future expansion of the KSM mine development set forth in the 2022 PFS to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 KSM PFS and PEA Report incorporates the work of a number of industry-leading consulting firms. The principal consultants who contributed to the 2022 KSM PFS and PEA Report, and their Qualified Persons (as defined in NI 43-101) who prepared the 2022 KSM PFS and PEA Report are listed below along with their areas of responsibility:

•	Tetra Tech, under the direction of Hassan Ghaffari P.Eng. (surface infrastructure, capital estimate and financial analysis) and John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)

•	Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)

•	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

•	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

•	Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng. (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical)

•	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)

•	WSP Golder, under the direction of Ross Hammett P.Eng. (block cave mining)

The 2022 KSM PFS and PEA Report supersedes the previous reports and the following (to, but not including, “Updated Kerr and Iron Cap Resource Estimates”) summarizes the information set forth in the 2022 KSM PFS and PEA Report.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The Property lies within the rugged coastal mountains of northwestern BC, with elevations ranging from 520 m in Sulphurets Creek Valley, to over 2,300 m at the highest peaks. The climate is generally that of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Construction has commenced on the KSM Project’s 30 km long TCAR that will connect the KSM Process Tailings Management Area (“PTMA”) to Highway 37, and the initial segment of the 33 km long Coulter Creek access road (“CCAR”) that will connect the mine area to Highway 37 via the 59 km long Eskay Creek mine resource road.

The KSM Project will connect to BC Hydro’s existing Northwest Transmission Line at BC Hydro’s Treaty Creek Terminal Substation (“TCT”). This TCT, located adjacent to the NTL and Highway 37, 18 km south of Bell 2 Lodge. KSMCo has completed its design for a 30 km long 287 kV transmission line to interconnect the TCT and the KSM Project plant site.

There are multiple deep-water loading facilities for shipping bulk mineral concentrates located in the ice-free Port of Stewart, BC. Those port facilities are currently used by the Red Chris Mine. The nearest railway is the Canadian National Railroad (CNR) Yellowhead route, which is located approximately 220 km southeast of the KSM Project. This line runs east-west, and can deliver concentrate to deep water ports near Prince Rupert and Vancouver, BC.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Exploration of Canada Ltd., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Granduc Mines in 1968; Kerr was first drilled by Brinco Ltd. in 1985; Mitchell Creek by Newhawk Gold Mines Ltd. in 1991; and Iron Cap by Esso Minerals in 1980. These companies and others undertook exploration during the 1980s and 1990s, with Placer Dome producing an initial resource estimate at Kerr in the mid-1990s.

There is no recorded mineral production, nor evidence of it, from the KSM Project. Immediately west of the KSM Project, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.

During 2003-2005, under its option to earn up to a 65% interest in the KSM Project from Seabridge, Falconbridge Ltd. (“Falconbridge”) conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the KSM Project.

Drilling

Since 2006, Seabridge has been conducting exploration and advancement activities at the KSM Project, including annual drilling campaigns. A total of 968 core holes for a total of 377,348 m were used in determining the mineral resource estimate for the KSM Project, including holes from previous operators. The majority of KSM Project drilling information to the end of 2021 was collected by Seabridge (67%). The remaining 33% of the drilling data were collected by Pretium and Silver Standard (24%), Placer Dome (5%) and Falconbridge/Noranda (about 1%), with the balance collected by five other companies (3%).

Figure 3 is a drill hole location map for the entire KSM Project district, showing all of the drilling data that were available to estimate Mineral Resources that are the subject of the 2022 KSM PFS (drilling through 2021). The drill holes are colour coded (blue represents non- Seabridge and red represents Seabridge drilling).

Figure 3 - KSM Drill Hole Locations

Drilling at the Kerr deposit has identified a mineralized area measuring roughly 2,400 m north-south by 800 m east-west, and about 2,200 m vertically. The drill hole spacing in the upper open pit resource area is approximately 50 m to 75 m. Drill hole spacing through the block cave resource, which has been classified as nearly all Inferred material, ranges between 100 m to 200 m.

Drilling at the Sulphurets deposit has identified a mineralized area measuring roughly 2,200 m northeast-southwest by 550 m northwest-southeast, and about 330 m vertically. The drill hole spacing in the open pit resource area ranges between 50 m to 75 m.

Drilling at the Mitchell deposit has identified a mineralized area measuring roughly 1,600 m east-west by 1,500 m down-dip, and 850 m thick. The drill hole spacing in the upper open pit resource area is approximately 75 m to 100 m. Drill hole spacing through the block cave resource, which has been classified predominantly as Inferred material, ranges between 100 m to 200 m.

Drilling at the Iron Cap deposit has identified a mineralized area measuring roughly 1,500 m northeast-southwest, by 1,500 m northwest-southeast, and about 850 m thick. The drill hole spacing in the upper block cave resource shapes ranges from 70 m to 75 m. Drill hole spacing through the lower block cave resource, which has been classified predominantly as Inferred material, ranges from 100 m to 200 m.

Geological Setting and Mineralization

The KSM Project lies within “Stikinia”, a long-lived volcanic island-arc terrane that extends over much of the Canadian Cordillera. It was accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic. Early Jurassic sub-volcanic intrusive complexes in the Stikinia terrane host several large Cu-Au porphyry deposits including the KSM Project deposits.

The Kerr deposit is centered on a north-south trending, steep westerly dipping tabular intrusive complex with a strike extent of 2,400 m, a width of 800 m, and vertical extent of 2,200 m. Mineralization extends several tens of meters into the host sedimentary rocks. The Sulphurets deposit is composed of stacked thrust fault panels of Triassic and Jurassic volcano-sedimentary strata intruded by a number of dykes and stocks. It forms a lens dipping 30 degrees northwest extending 2,200 m horizontally, 550 m down dip, with a thickness of up to 330 m. The Mitchell Zone is underlain by intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow dipping Mitchell Thrust Fault (“MTF”). Mineralization is genetically and spatially related to the Early Jurassic Mitchell intrusive complex of diorite, monzodiorite, and granodiorite stocks and dykes. Mineralization also permeates into surrounding sedimentary and volcanic rocks, and in total extends 1,000 m east-west and 850 m north-south, with a vertical extent of 1,100 m. The Mitchell complex comprises three successive intrusive phases accompanied by the development of different hydrothermal assemblages, veining and mineralization. The East Mitchell deposit is the upper portion of the Mitchell deposit, displaced some 1.5 km to the southeast by the MTF during Cretaceous age compressive deformation that produced the regional Skeena Fold and Thrust belt. The Iron Cap deposit is also structurally above the MTF. It is a tabular body striking north-south and dipping 60 degrees to the west, extends 1,500 m along strike, 1,500 m down dip, and is 800 m in thickness.

The KSM Project deposits feature many characteristics typical of gold-enriched, diorite hosted calc-alkaline porphyry copper deposits, with gold, molybdenum, and silver at low concentrations, occurring as fine disseminations in quartz veinlet stockworks with accompanying pyrite, pervasively dispersed over hundreds of metres. All of the deposits are at least partially exposed at the surface, are largely unoxidized, and have had significant portions eroded away by glacial processes.

Sampling, Analysis and Data Verification

Seabridge has employed relatively consistent sampling methods over the years with minor modifications over the past five years regarding some assaying protocols. Initially, Seabridge used Eco Tech as their primary assay laboratory from 2006 to 2011. When Eco Tech was bought out by ALS Chemex, Seabridge continued to retain ALS Chemex as its primary assay laboratory since that time to the present. Over the years, Seabridge’s quality control protocols have included the submission of certified standard reference materials (“SRMs” or “standards”) blanks, and duplicate field samples. Typically, 5% to 10% of the assay pulps from the primary laboratory were submitted to a secondary accredited assay laboratory for check assay comparison purposes. More detail regarding these procedures is outlined in the 2022 KSM PFS and PEA Report.

Sample security, sample preparation, analytical procedures, and QA/QC protocols/results associated with Seabridge’s 2006 to 2021 KSM Project drilling campaigns were considered adequate and consistent with standard industry practices and the assays are considered suitable to be used to estimate Mineral Resources.

Mineral Processing and Metallurgical Testing

Several wide-ranging metallurgical test programs have been carried out since 2007 to assess the metallurgical responses of the mineral samples from the KSM Project deposits, especially the samples from the Mitchell deposit.

The primary economic metals at the KSM Project are gold and copper. The primary copper bearing mineral is chalcopyrite. Gold and silver are associated primarily with chalcopyrite and pyrite. There is variability in the pyrite to chalcopyrite ratio between the deposits.

The test results indicate that the mineral samples from the KSM Project deposits are amenable to the proposed flowsheet including:

•	copper-gold-silver-molybdenum bulk rougher flotation followed by gold-silver bearing pyrite flotation;

•	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-silver-molybdenum bulk cleaner flotation concentrate;

•	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper-gold concentrate containing associated silver;

•	cyanide leaching of the gold-silver bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré, the cyanide recovery circuit includes sulphidization, acidification, recycling, and thickening of precipitate (SART) and acidification, volatilization of hydrogen cyanide gas, and re-neutralization (AVR) processes to recover weak acid dissociable cyanide for reuse and dissolved copper for sale with copper concentrate; and

•	the flotation tailing will be sent to the flotation tailing storage cells with the TMF; the leach residue will be destructed for residual cyanide prior to being sent to the lined CIL Residue Cell, supernatants from both the cells will be reclaimed separately to the process plant for reuse as process makeup water.

Primary crushing is by gyratory crushers at the Mitchell ore processing complex (the “Mitchell OPC”). Coarse ore from the primary crushers is transported by train through the MTT to the processing facility in the PTMA. The MTT will also be used for electrical power transmission and the transport of personnel and supplies for mine area operations.

Coarse ore from the train is conveyed to two coarse ore stockpiles, followed by secondary cone crushing and tertiary crushing by high-pressure grinding roll (“HPGR”). Fine ore from the HPGR is fed to ball mills followed by copper-gold-silver-molybdenum bulk rougher flotation and pyrite flotation of copper rougher tailings. Bulk flotation concentrates are reground prior to cleaning flotation that produces bulk copper-gold-silver flotation concentrate and molybdenum concentrate products and a gold-silver bearing pyritic product for cyanide leaching. Final products include a copper-gold-silver concentrate, gold-silver doré, and a molybdenum concentrate.

Mineral Resources

The 2022 KSM PFS and PEA Report includes updated mineral resource estimates for the KSM Project. The four mineralized zones, Kerr, Sulphurets, Mitchell and East Mitchell, and Iron Cap, were modeled separately. As more understanding was gained after each annual drilling campaign, individual block models were created for each area. Grade interpolation parameters have also evolved over time, reflecting changes required for modeling deeper mineralization intersected below the Kerr and Iron Cap deposits. A variety of basic descriptive statistics and spatial analyses were completed for each area upon the completion of annual drilling campaigns. These investigations include the generation of grade distribution tables, grade histograms, cumulative probability plots, grade box plots, grade contact plots, down-hole variograms, and directional variograms. In addition, new drill hole results were typically compared against the previous grade model to assess model performance.

The Mineral Resources for the various KSM Project mineralized zones are constrained within conceptual open pit and block cave mining shapes to support reasonable prospects for eventual economic extraction as outlined in the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The conceptual open pit and underground mining shapes were generated for each resource area based on calculated block model NSR values. The NSR values were generated for each deposit. Moose Mountain Technical Services generated conceptual pits for the Kerr, Sulphurets, Mitchell and East Mitchell deposits using MineSight® software and Lerchs-Grossmann algorithms. WSP Golder developed conceptual block cave footprints for Kerr and Iron Cap using the block NSR values and Geovia’s PCBC™ Footprint Finder software. The footprint polygons were extruded vertically based on guidance from WSP Golder.

The following gold, copper, silver, and molybdenum metal prices were used for determining block NSR values, US$1,300/oz, US$3.00/lb, US$20.00/oz, and US$9.70/lb, respectively. Open pit and underground mining costs of Cdn$1.80 to 2.20/tonne and Cdn$6.00 to Cdn$7.00/tonne were used to establish conceptual open pit and underground resource shapes, respectively, along with a processing and G&A cost of Cdn$9.00/tonne for Kerr, Sulphurets and Iron Cap, and Cdn$10.75 to Cdn$11.20/tonne for Mitchell and East Mitchell.

The conceptual block cave footprints for Kerr and Iron Cap were extruded vertically up from the draw point extraction elevations to create 3D solids that were used for resource tabulation. Conceptual caves were clipped against surface topography (Iron Cap) or conceptual resource pit (Kerr). Mineral Resources are determined, at Cdn$10.75 to Cdn$11.25 and Cdn$16 NSR cutoffs for open-pit constrained and underground mining constrained Mineral Resources, respectively.

The table below summarizes the estimated Measured, Indicated, and Inferred Mineral Resources for the Mitchell, East Mitchell and Sulphurets zones2.

KSM Project Mineral Resources (Inclusive of Mineral Reserves)

Measured Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	691,700	0.68	15,124	0.19	2,876	3.3	72,831	52	79
East Mitchell	$11.25	1,012,800	0.65	21,098	0.11	2,514	1.8	59,233	89	198
Total		1,704,500	0.66	36,222	0.14	5,390	2.4	132,064	74	277

Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits
Mitchell		1,667,000	0.48	25,935	0.14	5,120	2.8	149,160	66	241
East Mitchell		746,200	0.42	10,080	0.08	1,390	1.7	41,814	79	130
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Total		2,859,208	0.48	43,903	0.14	8,574	2.2	205,313	67	423

Measured plus Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits
Mitchell		2,358,700	0.54	41,059	0.15	7,996	2.9	221,991	62	320
East Mitchell		1,759,000	0.55	31,178	0.10	3,904	1.8	101,047	85	328
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Total		4,563,700	0.55	80,125	0.14	13,964	2.3	337,376	70	700

2	Updated resource estimates for the Kerr and Iron Cap deposits were completed in February, 2024. Due to the completion of updated resource estimates, the resource estimates for the Kerr and Iron Cap deposits set forth in the 2022 KSM PFS and PEA have been omitted from this Table. For the updated mineral resource estimates for the Kerr and Iron Cap deposits, see “Updated Kerr and Iron Cap Resource Estimates” below. The mineral resources within the 2022 PEA mine plans for Kerr and Iron Cap are subsets of, and consistent with, the updated mineral resources, and the mineral resources within the 2022 PEA mine plan are not impacted by the updated mineral resources.

Inferred Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75 NSR Pits
Mitchell		1,282,600	0.29	11,819	0.14	3,832	2.5	102,228	47	133
East Mitchell		281,100	0.37	3,372	0.07	403	2.3	21,112	61	38
Sulphurets		223,000	0.44	3,155	0.13	639	1.3	9,320	30	15
Total		1,786,744	0.32	18,346	0.12	4,874	2.3	132,661	47	186

Note:

1.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022.

2.	The effective date for the Sulphurets Mineral Resource Estimate is December 31, 2019.

3.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.

4.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).

5.	Mineral Resources were constrained within minable shapes depending on their mining methods.

6.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$9.7/lb Mo.

8.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see 2022 KSM PFS and PEA Report.

9.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Mineral Reserves

Mineral Reserves for the 2022 PFS are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a NSR for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300/oz gold, US$3.00/lb copper, US$20.00/oz silver and US$9.70/lb molybdenum and a foreign exchange rate of US$0.79 to Cdn$1.00 have been used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine pit limits in the 2022 PFS. Production is limited by the permitted tailings volume of 2.29 Bt. Open pit designed phases use updated geotechnical studies based on most recent site investigation programs.

Mineral reserves have been estimated using the updated pit designs. The open pit minimum NSR cut-off grade is based on an estimated process operating cost of Cdn$11.00/t. Process operating costs include plant processing (including crushing/ore transport costs where applicable), G&A, surface service, tailing construction, and water treatment costs. A premium cut-off grade of Cdn$25.00/t is used until the end of Year 5 to maximize the net present value (NPV) and minimize the time to payback of initial capital.

The table below summarizes the estimated Proven and Probable Mineral Reserves for the KSM mineral deposits.

KSM Project Proven and Probable Mineral Reserves as of May 26, 2022

		Ore (Mt)	Diluted Grades				Contained Metal
			Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Proven	Mitchell	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	East Mitchell	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Sulphurets	0	0.00	0.00	0.0	0	0.0	0	0	0
	Total Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
Probable	Mitchell	452	0.59	0.15	2.5	74	8.6	1,458	36	74
	East Mitchell	392	0.46	0.09	1.7	84	5.8	784	21	73
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
Proven + Probable	Mitchell	935	0.67	0.18	2.9	61	20.1	3,619	87	126
	East Mitchell	1,206	0.62	0.11	1.8	89	23.9	2,826	68	236
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Proven + Probable	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Notes:

1.	The Mineral Reserve estimates were reviewed by Jim Gray, P.Eng. (who is also the independent Qualified Person for these Mineral Reserve estimates), reported using the 2014 CIM Definition Standards and 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and have an effective date of May 26, 2022.

2.	Mineral Reserves are based on the 2022 PFS all open pit Life of Mine plan.

3.	Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.

4.	Mineral Reserves are reported at NSR cut-off grades that vary between of $11/t and $25/t using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$9.70/lb Mo at a currency exchange rate of 0.79 US$per Cdn$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag, molybdenum concentrate terms are 99% payable. Offsite costs (smelting, refining, transport, and insurance) are Cdn$281 per tonne of copper concentrate and Cdn$5527 per tonne of molybdenum concentrate; doré terms are $2/oz offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.

5.	The NSR cut-off grade is varied from Cdn11/t to Cdn25/t and covers the estimated process operating cost of $10/t for ore processing, G&A, surface service, tailings, and water treatment costs.

6.	Mineral Reserves account for mining loss and dilution.

7.	Mineral Reserves are a subset of the mineral resource.

8.	Numbers have been rounded as required by reporting guidelines.

Mine Production Plan (PFS)

The open pit only mine production plan starts in the higher grade Mitchell pit. Production from the high grade upper East Mitchell zone is introduced in Year 3. Waste mined from the Sulphurets, East Mitchell and Mitchell pit is placed in the Mitchell rock storage facility (“RSF”) until Mitchell pit is mined out by Year 25. Final waste from East Mitchell is backfilled into the mined out Mitchell pit from Year 25 onward along with some waste rehandled from the Mitchell RSF.

The updated mine plan reduces overall footprint by not using the McTagg RSF as required in the 2016 KSM PFS/PEA Report and by utilizing mined out pits for backfilling waste rock.

Autonomous mine operations where applicable and an integrated remote operations centre reduce on-site personnel.

Electrification of the haul truck fleet with trolley assist reduces carbon emissions and overall mine energy costs by replacing diesel with low-cost energy from electricity.

Mill feed ramps up to 130,000 tonnes per day by Year 2 followed by a 50% increase to 195,000 tonnes per day from Year 3 onwards. Average annual mill feed throughput for the 33 years of mine life is estimated at 69.5 million tonnes.

At the Mitchell deposit, a near-surface higher grade gold zone crops out allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The KSM Project’s post-tax payback period is approximately 3.7 years for the Base Case or 11% of mine life. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production

	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.64
Copper (%)	0.21	0.14
Silver (grams per tonne)	3.0	2.2
Molybdenum (parts per million)	52	76
Annual Production:
Gold (ounces)	1,413,000	1,027,000
Copper (pounds)	251 million	178 million
Silver (ounces)	3.8 million	3.0 million
Molybdenum (pounds)	2.1 million	4.2 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Infrastructure

Mitchell-Treaty Tunnels (MTT)

The MTT, two parallel 22 km tunnels, connects the mine site in the Mitchell Valley to the Processing Plant and Tailings Management Area in the North Treaty Valley. All mined ore from the Mitchell OPC will be transported to the Treaty OPC through the MTT, and personnel and freight will be transported between the PTMA and the Mine Site via the train system. The MTT also includes electric power cables to service the Mitchell mining area. The twinned tunnel configuration provides higher capacity with the haulage loop and rail cross-overs allow sections of the tunnel to be isolated for periodic tunnel maintenance.

Figure 4 – KSM Project Layout

Mine to Mill Ore Transport System

Ore will be crushed at the Mitchell OPC, loaded onto trains and transported to the Treaty coarse ore stockpile (COS) via the 22 km twin MTT. The trains are autonomous and controlled from a control centre at Treaty. The electric drives rely on regenerative braking which is input back into the grid.

The ore transport is configured to start operations at a nominal production rate of 130,000 tpd and ramps up to 195,000 tpd for the start of Year 3.

The train system will also handle personnel, freight, and fuel requirements between Treaty and Mitchell. The power cable for the mine will also be in the MTT.

Power Supply

Electric service for the KSM Project will be from BC Hydro’s Northern Transmission Line (“NTL”) that was completed in 2014.

The 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn Lake. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained and construction of the TCT is currently underway. The Treaty Creek Switching Station on the NTL will be approximately 18 km south of Bell II.

The Sept. 2018 System Impact Study (SIS) by BC Hydro provides for a site maximum demand of 245 MW based on 3 power supply queue positions, which were a result of two increases in the mine power supply based on two updates to the SIS, as the planned KSM Project size and load grew from the initial submission. As it stands, the KSM Project has 245 MW reserved for its use.

Tailings Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.3 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The cyclone sand dams will be constructed over earth fill starter dams using the centerline construction method with compacted cyclone sand shells and low-permeability glacial till cores. The Saddle and Splitter dam cores incorporate geomembranes to limit seepage from the CIL residue tailings. The dams will be progressively raised over their operating life to an ultimate elevation of 1,068 m.

Seepage from the impoundment will be controlled with low-permeability zones in the tailings dams and dam foundation treatment. Seepage and runoff from the tailings dams will be collected downstream at seepage collection dams and pumped back to the TMF. The ponds behind the collection dams will also be used to settle solids eroded by runoff from the dam and fines from cyclone sand construction drain-down water.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (“WSF”) via the High-density Sludge (“HDS”) water treatment plant (“WTP”) was the strategy that was reviewed and approved during the EA Application and EIS review process.

Two main diversion tunnel routes will be required to route non-contact water from the Mitchell and McTagg valleys around the mine site.

Lined surface diversion channels will be constructed progressively during operations, along the contact of the RSF and the hillside, to divert surface flows.

All contact water from the mine site areas (open pits, RSFs, roads, infrastructure) will be directed to the WSF, located in the lower Mitchell Creek area. The WSF will be formed with a 165 m high rock fill asphalt core dam built to full height by Year -1 and is sized to store annual freshet flows and volumes resulting from a 200-year wet year. The core zones of the WSF dam will be founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will collect seepage water beyond the toe of the main dam and return it to the WSF.

Mine area contact water will be treated with a High Density Sludge (HDS) lime water treatment plant (“WTP”). A Selenium WTP will be constructed and operational by Year 5 to treat up to 500 L/s of seepage principally from the RSF and select point sources within Mitchell Valley with selenium loaded waters, compared to lower concentrations within the WSF. The HDS WTP and the WSF will be operational before mill start-up to allow pre-production activity in the Mitchell Valley and Mitchell pit area.

In addition to the MTT, two major water tunnels will be excavated during the construction period:

●	Mitchell Diversion Tunnel (MDT)

●	McTagg Diversion Tunnel (MTDT)

Additional tunnels will be constructed at various times during mine operations for diversion of contact water around mine facilities in Mitchell Valley or noncontact water around the east side of the TMF.

Access Roads

Current proposed permanent access roads include the existing 59 km long resource access route from Highway 37 to the former Eskay Creek Mine. The proposed 33 km long CCAR will commence near the southern limit of this existing road, and extend south then west to the proposed Mine Site.

The TCAR will leave Highway 37 approximately 19 km south of Bell 2, and head west. The TCAR network provides access to the Treaty OPC, the TMF, and the MTT Saddle Area. It will include a 30 km two-lane access route from Highway 37 to an intersection at approximately km 17 and continue up the Treaty River valley to the Saddle Area. The North Treaty Access Road branches off the TCAR at the km 17 intersection and leads to the Treaty OPC, TMF, and Treaty MTT portal.

Geohazards

Geohazard and risk assessments were completed for the proposed facilities within the KSM Project footprint. As expected for a mountainous, high-relief property site, snow avalanche and landslide hazards exist, with the potential to affect mine construction, operations, and closure. Mitigation strategies have been identified to reduce the high- and very high-risk scenarios to a target residual risk not exceeding moderate. Further risk reduction will be achieved where practical and cost-efficient and as part of the detailed design of specific facilities.

Capital Cost Estimate (2022 PFS)

An initial capital of US$6.432 billion is estimated for the 2022 PFS. Initial capital includes all costs to build the facilities that mine, transport, and process ore to produce first concentrate and doré. All currencies in are expressed in US dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.77 to Cdn$1.00. The expected accuracy range of the capital cost estimate is +25%/-10%.

A summary of the 2022 PFS initial and sustaining capital costs is shown in the Table below.

Capital Costs (US$million)

	Initial	Sustaining	Total
	US$M	US$M	US$M
Direct Costs
Mine	1,420	1,766	3,187
Process	2,003	309	2,312
Tailings Management Facility	513	630	1,143
Environmental	15	8	23
On-site Infrastructure	39	-	39
Off-site Infrastructure	76	11	87
Power Supply/Energy Recovery	121	46	167
Total Direct Capital	4,188	2,770	6,958
Indirect cost	1,090	97	1,188
Owner’s cost	204	-	204
Contingency	949	343	1,293
Total Capital	6,432	3,210	9,642

This estimate was prepared with a base date of Q1/Q2 2022. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment; vendors provided equipment prices, delivery lead times, spare allowances, and freight costs to a designated marshalling yard in northern BC, with some exceptions for delivery points to different BC locales. The quotations used in this estimate were obtained in Q1/Q2 2022, and are budgetary and non-binding. For non-major equipment, costing is based on in-house data and quotes from previous studies. No cost escalation is included.

All equipment and material costs include Incoterms FCA. Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the estimate as indirect costs.

Capital costs exclude reclamation and closure costs that are accounted for in the economic analysis.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$3.210 billion and consist of:

●	open pit mine development, principally mobile fleet replacement

●	process plant expansion

●	TMF expansions, mainly comprising dam raises and CIL basin expansions

●	indirect costs, including construction indirects, spares, freight, and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2022 PFS)

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.36 per tonne milled (before base metal credits). The cost estimates are based upon budget prices in Q1/Q2 2022 or data from the database of the consulting firms involved in the cost estimates. When required, certain costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.77. The expected accuracy range of the operating cost estimate is +25%/-10%.

A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$Per Tonne Milled)

Mining	3.31
Process	6.31
G&A + Site Services	1.06
Tailings Storage/Handling	0.11
Water Management/Treatment	0.50
Energy Recovery	-0.07
Provincial Sales Tax	0.13
Total Operating Costs	11.36

The mining operating costs are LOM average unit costs calculated by dividing the total LOM operating costs by LOM milled tonnages. The costs exclude mine pre-production costs.

The electric service to the KSM Project (including all terms and conditions such as rates and metering requirements, connection charges, and many aspects of the KSM-connecting transmission line) will be in accordance with the latest edition of BC Hydro Electric Tariffs, in particular:

●	Rate Schedule 1823 – Transmission Service – Stepped Rate

●	Rate Schedule 1901 – Deferral Account Rate Rider

●	BC Hydro Electric Tariff Supplement No. 5 (TS5) Agreement for Customers Taking Electricity under 1821 (1821 is now 1823) (TS5 is a template for the Electricity Supply Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric TS6 Agreement for Transmission Service Customers (TS6 is a fill in the blanks template for the Facilities Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric Tariff Supplement No. 74 (TS74) Customer Baseline Load Determination Guidelines.

The cost of power for the KSM Project, delivered to the 25 kV bus bars of the Treaty ore processing complex, has been estimated as Cdn$0.0596 per kWh, based on rates effective in Q1 of 2022) including applicable taxes and energy cost savings due to BC Hydro’s Power Smart program. The KSM Project power cost includes the transmission line losses from the metering point at the Treaty Creek Switching Station, plus Substations No. 1 and No. 2 transformer losses and peaking power cost. The calculated power cost as estimated for the 2022 PFS is somewhat below regular rates due to a large reduction or elimination of costly Tier 2 energy in accordance with an efficient plant design as accepted by BC Hydro’s “Power Smart” program based on a study approved by BC Hydro.

Economic Evaluation (2022 PFS)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

A Base Case economic evaluation for the 2022 PFS was prepared incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. Molybdenum price is based on a study from near the time of the 2022 KSM PFS and PEA Report for a primary molybdenum project. Two alternate cases are also presented: (i) The Recent Spot Case incorporating spot prices at about the effective date of the 2022 KSM PFS and PEA Report for gold, copper, silver and the US$/Cdn$ exchange rate; and, (ii) The Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the 2022 PFS’s sensitivity to lower metal prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are shown in the Table below.

Projected Economic Results (US$)

	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$601	$490	$677
Initial Capital (billions)	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$13.5	$16.4	$9.2
Internal Rate of Return	20.1%	22.4%	16.5%
Payback Period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$7.9	$9.8	$5.2
Internal Rate of Return	16.1%	18.0%	13.1%
Payback Period (years)	3.7	3.4	4.3

Note:

1.	Operating and total cost per ounce of gold are after copper, silver and molybdenum credits.

2.	Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs.

3.	Results include consideration of Royalties and Impact Benefit Agreements.

4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the 2022 KSM PFS and PEA Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The KSM Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by copper price and operating costs. In general, sensitivity to metal price is roughly equivalent to sensitivity to metal grade. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2022 PFS Recommendations

It is recommended in the 2022 PFS and PEA Report that Seabridge focus on advancing development of the KSM Property as described in the 2022 PFS by completing the data collection required to conduct a Feasibility Study. The majority of the recommended Feasibility Study data collection is related to geotechnical site investigations for TMF, site infrastructure, mine water management tunnels, and the water storage dam.

2022 Preliminary Economic Assessment

The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment of a stand-alone mine plan and has been undertaken to evaluate a potential future expansion of the KSM mine to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d, demonstrating that the KSM Project has multigenerational long-life mining project potential with flexibility to vary metal output. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 PEA starts with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave mine begins when Iron Cap development tapers off. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12 but after year 23 tapers down to around 80,000 tpd for the final 13 years. Over the entire 39-year mine life, mill feed will be delivered to a flotation concentration mill circuit. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

Mineral Resources (2022 PEA)

The 2022 PEA uses the mineral resource estimates for the Kerr and Iron Cap deposits set forth in the 2022 KSM PFS and PEA Report3. In addition, the mineral resources are constrained by conceptual mining shapes.

[3]	Updated resource estimates for the Kerr and Iron Cap deposits were completed in February, 2024. Due to the completion of updated resource estimates, the resource estimates for the Kerr and Iron Cap deposits set forth in the 2022 KSM PFS and PEA have been omitted from this AIF. For the updated mineral resource estimates for the Kerr and Iron Cap deposits, see “Updated Kerr and Iron Cap Resource Estimates” below. The mineral resources within the 2022 PEA mine plans for Kerr and Iron Cap are subsets of, and consistent with, the updated mineral resources, and the mineral resources within the 2022 PEA mine plan are not impacted by the updated mineral resources.

The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources in the 2022 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.

2022 PEA Mine Design (2022 PEA)

Kerr open pit has been designed to supplement block cave mill feed during the ramp up of the PEA block cave production.

Waste to mill feed cut-offs are determined using a NSR for each block in the model. The pit delineated resources for the 2022 PEA use an NSR cut-off of Cdn$10.75/t. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$0.83 per Cdn$1.00 are used in the NSR calculations.

The underground block caving mine designs for Iron Cap and Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The Iron Cap block cave is located adjacent to the MTT, the transportation conduit between mine and mill.

The Iron Cap mine is designed as a partially electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life.

The Kerr block cave has an estimated development duration of five years, a production ramp-up period of 5 years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift.

The Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for improvement by electrification.

The mining NSR shut-off is Cdn$20 per tonne for the Iron Cap block cave and Cdn$18 per tonne for the Kerr block cave. The mill feed contained in the mine plan for the 2022 PEA including dilution and mining losses are stated as follows.

Mill Feed from the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz’s	Copper M lbs	Silver M oz’s
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Kerr	Open Pit	M+I	117	0.26	0.51	1.4	1.0	1,315	5
		Inferred	7	0.74	0.09	1.5	0.2	14	0
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Mill Feed Mined		M+I	223	0.35	0.45	1.8	2.5	2,226	13
		Inferred	1,469	0.44	0.43	2.3	20.7	13,777	109

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Production (2022 PEA)

The 2022 PEA assumes that the 2022 PFS plan has been completed. Open pit mining equipment will be relocated to the Kerr deposit to begin prestripping while the Iron Cap block cave is being developed. Year 1 of the 2022 PEA mine life coincides with the first year of mill feed from the Iron Cap deposit. Mill feed from Kerr block cave begins in Year 7. The 2022 PEA production plan produces 14.3 billion pounds of copper, 14.3 million ounces of gold, 68.2 million ounces of silver, and 13.8 million pounds of molybdenum from 1.7 billion tonnes of mill feed over a 39 year mine life. The production schedule is shown in the graph below.

2022 PEA Mill Feed Production Schedule

Average annual production is summarized estimated as follows:

Average Annual Metal Production

Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.43
Copper (%)	0.43
Silver (grams per tonne)	2.2
Molybdenum (parts per million)	24
Average Annual Production:
Gold (ounces)	368,000
Copper (pounds)	366 million
Silver (ounces)	1.8 million
Molybdenum (pounds)	0.4 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Cost allowances for tailings storage and management have been included in the 2022 PEA. Tailing management is envisioned as a combination of technically viable storage approaches that will be refined in future studies to comprise appropriate and responsible solutions depending on best selected locations and available technology.

Capital Costs (2022 PEA)

Initial capital cost for the 2022 PEA is estimated at US$1.5 billion with sustaining capital over the 39 year mine life estimated at US$12.8 billion dominated by block cave development capital. Initial capital includes all capital until the first year of mill feed (Year 1). Capital estimates are summarized as follows:

2022 PEA Capital Costs (US$million)

	Initial	Sustaining	Total
	US$M	US$M	US$M
Direct Costs
Mine	828	6,678	7,506
Process	0	651	651
Tailings Management Facility	74	664	738
On-site Infrastructure	26	573	599
Power Supply/Energy Recovery	0	112	112
Total Direct Capital	927	8,678	9,606
Indirect cost	253	1249	1,502
Contingency	320	2824	3,145
Total Capital	1,500	12,752	14,252

Note: Numbers may not add due to rounding

Operating Costs (2022 PEA)

Average mine, process and G&A operating costs over the 2022 PEA’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.98 per tonne milled (before base metal credits). A breakdown of estimated unit operating costs is as follows:

2022 PEA LOM Average Unit Operating Costs
(US$Per Tonne Milled)

Mining	4.99
Process	4.31
G&A + Site Services	1.89
Tailings Storage/Handling	0.15
Water Management/Treatment	0.68
Energy Recovery	-0.09
Provincial Sales Tax	0.05
Total Operating Costs	11.98

Economic Analysis (2022 PEA)

A Base Case economic evaluation using a discounted cash flow analysis was undertaken incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. This approach is used because it is consistent with the 2022 PFS Base Case. Molybdenum price is based on a study from near the time of the 2022 KSM PFS and PEA Report for a primary molybdenum project. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and, (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three are as follows:

2022 PEA Projected Economic Results (US$)

	2022 PEA Base Case	2022 PEA Alternate Case	2022 PEA Recent Spot Case
Metal Prices:
Gold ($/ounce)	1,742	1,500	1,850
Copper ($/pound)	3.53	3.00	4.25
Silver ($/ounce) Molybdenum ($/lb)	21.90 18.00	20.00 18.00	22.00 18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Pound of Copper Produced (life of mine)	$0.38	$0.59	$0.32
Total Cost Per Pound of Copper Produced (inclusive of all capital)	$1.44	$1.64	$1.38
Pre-Tax Results:
Net Cash Flow (billions)	$29.8	$19.4	$40.9
NPV @ 5% Discount Rate (billions)	$9.7	$5.8	$13.9
Internal Rate of Return	24.0%	17.4%	30.4%
Payback Period (years)	4.7	7.5	3.9
Post-Tax Results:
Net Cash Flow (billions)	$18.5	$11.9	$25.6
NPV @ 5% Discount Rate (billions)	$5.8	$3.3	$8.4
Internal Rate of Return	18.9%	13.5%	24.0%
Payback Period (years)	6.2	8.7	4.4

Note:

1.	The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Results include consideration of Royalties and Impact Benefit Agreements.
3.	Operating and total cost per pound of copper produced are after gold, silver and molybdenum credits.
4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.
5.	Cash flows are discounted to the start of the 2022 PEA development.
6.	Payback years are measured from the first year of mill feed.

The 2022 PEA financials are more sensitive to changes in copper price and exchange rate than changes in capital costs and operating costs.

Updated Kerr and Iron Cap Resource Estimates

The mineral resource estimates for the Kerr and Iron Cap deposits in the 2022 KSM PFS and PEA applied a grade cut-off. The Issuer has given further consideration to its approach to resource estimation for these deposits and decided it is appropriate to apply a mining grade shut-off in resource estimation. This is consistent with the unselective block cave mining method used in the 2022 PEA. When undertaking this new approach, the underground block cave constraining shapes for Kerr and Iron Cap were updated using the same metal prices used in determining the Mitchell and East Mitchell open pit constraining shapes in the 2022 KSM PFS and PEA (US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$13.5/lb Mo at a currency exchange rate of 0.83 US$per 1.00 Cdn$). Resource models supporting the updated Mineral Resource Estimates have not changed and they are the same models used in the previous resource statement in the 2022 KSM PFS and PEA.

The updated Mineral Resource Estimates for Kerr and Iron Cap, which have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person and Principal Resource Geologist with Wood Canada Limited, are as follows:

	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold ounces (millions)	Copper Pounds (millions)	Silver ounces (millions)	Moly pounds (millions)
Kerr	Indicated Open Pit	356.9	0.22	0.41	1.1	5	2.5	3,210	13.0	4
	Indicated Block Cave	27.4	0.21	0.41	1.5	11	0.2	246	1.3	1
	Indicated Total	384.2	0.22	0.41	1.2	5	2.7	3,456	14.3	4
	Inferred Open Pit	75.7	0.27	0.22	1.2	5	0.7	360	3.0	1
	Inferred Block Cave	2,513.7	0.27	0.35	1.7	21	22.1	19,492	139.3	119
	Inferred Total	2,589.3	0.27	0.35	1.7	21	22.8	19,852	142.3	120
Iron Cap	Indicated Block Cave	471.0	0.38	0.21	4.3	39	5.8	2,206	65.6	40
	Inferred Block Cave	2,309.4	0.41	0.27	2.5	31	30.3	13,755	186.3	160

Notes:

1.	The effective date for the Mineral Resource Estimate for Kerr and Iron Cap is January 10, 2024.
2.	Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
5.	Mineral Resources were constrained within mineable shapes depending on the assumed mining methods.
6.	The Mineral Resource for Iron Cap deposit has been constrained by conceptual block cave shapes using the following assumptions: metal prices of US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$13.5/lb Mo at a currency exchange rate of 0.83 US$per 1.00 Cdn$; Mining cost of $5.64/t; $11/t process + G&A costs; Total operating cost used for the block cave shut-off was rounded to $16.5/t; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 64% for gold, 87% for copper, 50% for silver and 27% for molybdenum. The block cave constraining shapes assume a maximum height of draw of 750m and minimum height of draw of 195m, and a minimum span dimension for each of the footprints of 200m.
7.	The Mineral Resource for Kerr deposit has been constrained by a conceptual open pit and conceptual block cave shapes below the pit.
8.	The Kerr pit constraining shape uses the following assumptions: metal prices US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$9.7/lb Mo at a currency exchange rate of 0.79 US$per 1.00 Cdn$; Mining cost of $1.8/t; $9/t process + G&A costs; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 63% for gold, 83% for copper, 53% for silver and 7% for molybdenum. The Kerr constraining pit uses an assumed pit slope of 45 degrees. A mining restriction surface was used to limit the depth of the conceptual Kerr constraining pit in order to leave a reasonable quantity of potential underground material for the Kerr block cave resource constraining shape. The pit shell does not overlap with the block cave mining shape below the pit.

9.	The Kerr block cave constraining shapes use the following assumptions: metal prices of US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$13.5/lb Mo at a currency exchange rate of 0.83 US$per 1.00 Cdn$; Mining cost of $6.82/t; $11/t process + G&A costs; Total operating cost used for the block cave shut-off was rounded to $18/t; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 55% for gold, 88% for copper, 49% for silver and 17% for molybdenum. The block cave constraining shapes assume a maximum height of draw of 750m and minimum height of draw of 195m, and a minimum span dimension for each of the footprints of 200m.
10.	All material within the block cave constraining shapes have been reported in the Mineral Resource statements using a shut-off approach as block caving is a non-selective mining method.
11.	Net Smelter Return (NSR) cut-off is $9/t for the Kerr open pit using the following assumptions: metal prices of US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$9.7/lb Mo at a currency exchange rate of 0.79 US$per 1.00 Cdn$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work with average metallurgical recoveries of: 63% for gold, 83% for copper, 53% for silver and 7% for molybdenum.
12.	“Moly” = “Molybdenum”
13.	Numbers may not add due to rounding.
14.	Unless noted otherwise, dollars reported herein are Canadian dollars.

The resource restatements reflect gains from a consistent application of metal price parameters. Inferred mineral resources increased by 5.9 million ounces of gold, 3.3 billion pounds of copper, 55.4 million ounces of silver and 51 million pounds of molybdenum. Indicated mineral resources increased by 0.3 million ounces of gold, 0.2 billion pounds of copper, 3.5 million ounces of silver and 2 million pounds of molybdenum.

The mineral resources within the 2022 PEA mine plans for Kerr and Iron Cap are subsets of, and consistent with, the updated mineral resources, and the mineral resources within the 2022 PEA mine plan are not impacted by the updated underground block cave constraining shapes.

The changes to the Mineral Resources are not a result of any changes to the resource models, but rather using a shut-off grade strategy for the Kerr and Iron Cap underground resources and aligning the metal price assumptions for the constraining shapes with other deposits on the KSM Project. The increased mineral resources compared to the previous estimate would only be mined after the 33 years of mine life based on the open pit Mineral Reserves.

Early KSM Construction Works and The Substantially Started Decision

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been “substantially started” by the deadline specified in the EAC. Once the ’substantially started’ designation is achieved, the EAC is no longer subject to expiry. The deadline specified in the EAC for the KSM Project to be “substantially started” is July 29, 2026.

In 2021, the Issuer began early construction activities at the KSM Project with a view to achieving the “substantially started” designation before the July 29, 2026 deadline. Construction of infrastructure continued in 2022, 2023 and 2024. The early construction work focused on site access, camps, power supply and preparation for construction of infrastructure on the critical path for building the mine.

The work completed to date includes completing construction of the Glacier Creek fish habitat offsetting ponds, constructing the initial 3.2 km of the CCAR, constructing the initial 17.7 km of the TCAR, including the Bell-Irving River Bridge, construction of a 210-person camp near the beginning of the TCAR, preparation of the site where the Mitchell Valley camp will be constructed, the initiation of construction of the TCT, access tracks for the first 13 transmission line structure sites, clearing for the first 17.5 km of, and geotechnical drilling for the first 17.6 km of, the 30 km long transmission line, and tree clearing for the North Treaty Creek Access Road, the substation at the PTMA, the Mitchell Portal for the MTT, the Camp near the PTMA and certain areas where the Water Storage Dam is to be located.

With the extent of the work completed to the end of 2023, the Issuer decided it would submit an application to have the Environmental Assessment Office determine the KSM Project has been “substantially started”. This application was submitted on January 16, 2024. In July 2024, KSMCo received a positive “substantially started” determination from the BC Government for the KSM Project.

On November 22, 2024, TSKLH filed the First Petition in the British Columbia Supreme Court seeking an order quashing the positive SSD by the Minister. TSKLH is an Indigenous group claiming an extensive traditional territory in northwest British Columbia, including the area of the KSM Project. On November 29, 2024 SCT and SEITC filed the Second Petition in the British Columbia Supreme Court seeking an order quashing the positive SSD. Since the Second Petition is seeking to quash the SSD on the grounds that it is unreasonable and one of the grounds on which the First Petition is seeking to quash the SSD is that it is unreasonable, the two Petitions are expected to be heard together in a single court proceeding. The positive SSD is unaffected by the filing of the Petitions and will remain in place if the Minister successfully defends the SSD. Even if TSKLH or SCT and SEITC (collectively, the “Petitioners”) are successful, a typical order in these circumstances would require a resumption of the “substantially started” determination process, either to expand consultation of TSKLH or reconsider the reasons for the Minister’s determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD).

The Issuer has reduced the pace of additional construction as it works on attracting a major mining company to build and operate the KSM Project. In 2025 construction will continue on the TCT and work will begin on clearing and construction of water management structures in the Saddle area in preparation for construction of infrastructure needed for building the MTT.

BC Hydro and TCT Construction

The Issuer entered into a Facilities Agreement with BC Hydro on February 28, 2022 under which BC Hydro will design and construct the TCT, which will permit the Issuer to draw hydro power for its KSM Project from the Northwest Transmission Line. Under the terms of the original Facilities Agreement, the Issuer agreed to pay BC Hydro for the work to be performed at an estimated cost of $77.1 - $98.1 million and the Issuer was required to pay $28.9 million by April 1, 2022, a further $43.7 million by January 10, 2023 and the remaining $10.6 million by December 31, 2023. In late 2023, BC Hydro advised the Issuer that it had incurred cost overruns and the expected cost for completion of the work would be significantly more than the original estimate. The parties have since discussed the costs and timing for completion of the balance of the work and the payment schedule. On March 21, 2024, and again on January 24, 2025, the Issuer and BC Hydro agreed to the terms of Facilities Agreement Amendment Agreements under which the Facilities Agreement was amended. Under the Facilities Agreement, as amended, (the “Amended Facilities Agreement”) amounts payable by KSMCo in respect of planning, design and construction costs of the TCT are estimated to be $160,900,000. $106,527,000 of this amount was paid to BC Hydro prior to November 30, 2024, and an additional $15,600,000 was paid on January 24, 2025. An additional $24,400,000 is due on or before April 1, 2025 and $14,373,000 is due on or before July 1, 2025. Of the total amount to be paid, $74,700,000 is paid as security for BC Hydro system reinforcement and, subject to certain conditions, can be offset against future power consumption. The Amended Facilities Agreement targets the last quarter of 2026 as the completion date for the construction of the TCT.

KSM (Final) Feasibility Study

As recommended in the 2022 KSM PFS and PEA, the Issuer has collected additional data required for a feasibility study in 2023 and 2024 and is planning to undertake further data collection required for completing a Feasibility Study on the KSM Project with proceeds of the financing it completed in February, 2025.

The Issuer is pursuing a joint venture or sale of the KSM Project. Since it does not intend to build or operate the KSM Project and the KSM Project includes multiple deposits and provides a joint venture partner (or purchaser) significant flexibility in the design of the KSM Project in accordance with its priorities and risk tolerance, the Issuer believes that it does not make sense for it to start into work on a feasibility study on the KSM Project on its own. The work is expected to be work the joint venture partner will undertake. The 2022 KSM PFS and PEA Report includes recommendations on additional work that could be completed to advance the KSM Project. The recommended data collection work has been or is being undertaken by the Issuer in 2025. The work that a joint venture partner might choose to complete might require the collection of additional data and the feasibility study work might involve development of the KSM Project generally in accordance with the 2022 KSM PFS and PEA Report or take a different approach to development of the KSM Project. Therefore, the timing and cost for a joint venture partner to conclude a feasibility study is impossible to predict. Certain studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue as the Issuer determines it to be worthwhile, subject to available funding.

Independent Geotechnical Review Board

In January 2015, the Issuer established an Independent Geotechnical Review Board (“IGRB”) for the KSM Project to review and consider the KSM Project’s TMF and WSF with a focus on their structural stability and integrity. The IGRB is in place to provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSF. The IGRB has unimpeded access to all technical data necessary to enable them to assess the KSM Project’s TMF and WSF on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

There are four core members of the IGRB and three support members whose expertise will be called upon as needed. The IGRB comprises the following leading experts in their fields:

Name	Education and Experience
Dr. Ian Hutchison (Chairman, Core Member)	Ph.D. in Civil Engineering and has over 45 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.
Dr. Gabriel Fernandez (Core Member)	Civil Engineer, M.S. in Soil, Ph.D. in Geotechnical Engineering and has over 45 years of experience.
Mr. Terry Eldridge (Core Member)	P.Eng., FEC and has over 35 years of experience in the investigation, design, construction and closure of mine waste management facilities.
Mr. Anthony Rattue (Core Member)	P.Eng. and has over 45 years of experience in geotechnical engineering.
Dr. Leslie Smith (Support Member)	Professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment, and has 45 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.
Mr. Jim Obermeyer (Support Member)	M.S. in Civil Engineering with a specialty in Geotechnical Engineering, a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming, and has 45 years of experience in Civil and Geotechnical Engineering and managing and coordinating multidisciplinary projects.
Dr. Jean Pierre Tournier (Support Member)	Ph.D. in Civil Engineering - Soil Mechanics and has 40 years of experience in the design and construction of hydroelectric developments.

The initial IGRB review of Seabridge Gold’s TMF and WSF design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions, as highlighted in the Board’s first report which was released in April 2015. Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSF as advancement continues.

Since 2015 the IGRB has held ten meetings, the most recent of which occurred on March 7-8, 2024. The next IGRB meeting is scheduled for the week of April 14, 2025.

All completed IGRB reports issued are posted to the Issuer’s KSM Project website.

Courageous Lake Project

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Project is in the Slave Structural Province within the Courageous Lake greenstone belt (“CLGB”), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines. Year-round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

The Issuer purchased the Courageous Lake project on July 31, 2002 from Newmont Canada Limited and Total Resources Canada Limited. It acquired 17 mining leases covering 18,178 acres. Seabridge has paid US$5.5 million for the Project and the mineral tenures are subject to a 2.0% NSR. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (formerly, 5073 N.W.T. Ltd.). The obligations of Seabridge Gold (NWT) Inc. (“Seabridge NWT”) under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.

In 2004, Seabridge entered into an option to acquire an additional property (“Red 25”) in the area. Seabridge completed the payments required to acquire the property in 2017 and now holds title to Red 25. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement with Newmont/Total, including the 2% royalty.

As of December 31, 2024, the Courageous Lake property is comprised of 85 Territorial mining leases and 4 Federal (AANDC) mining leases, having a combined area of 50,240 hectares. Seventeen of the mining leases were acquired from Newmont/Total as described above. The mining leases acquired from Newmont/Total are encumbered by two Royalty Agreements and two Debentures registered in favour of Newmont Canada Limited and Total, respectively. The royalties apply to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases originally acquired from Newmont/Total.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge completed additional extensive exploration and advancement on the property, which led to the preparation of a preliminary feasibility study in 2012. After the preparation of the pre-feasibility study, exploration activities on the property targeted new deposits along the CLGB. In March 2014, the Issuer announced a resource estimate for a newly discovered higher-grade deposit at Walsh Lake. After the announcement of the resource estimate in 2014 the Issuer only completed very limited exploration work on the Property from 2015 to 2017. However, in February 2018 a new drill program started on additional targets for new deposits along the CLGB and identified two new targets for further drilling, Marsh Pond and Olsen. No further exploration work has been completed at the property.

In 2023, the Issuer decided to study a new approach to developing the Courageous Lake Project; an approach that looked for a smaller but more profitable mining operation. On January 16, 2024 the Issuer released the results of a new PFS for the Courageous Lake Project. The 2024 PFS all open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade and smaller mine footprint. The 2024 PFS presents a development plan for the production of 2.5 million ounces of gold (from 33.9 Mt at 2.6 g/t in proven and probable reserves) over the 12.6 year life of mine with an annual average production of 201,000 ounces per year. The 2024 PFS plan estimates a 2.8 year payback of US$747 million initial capital with after tax IRR of 20.6% and NPV5% of US$523 million using an average gold price of US$1850/ounce. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was also announced as a PEA. None of the Mineral Resources used in the 2024 PEA mine plan have been used in the 2024 PFS.

The 2024 PFS mine plan uses an open pit truck and shovel operation. Mill feed would be processed onsite by crushing, grinding and flotation. Flotation concentrate would be pressure oxidized and cyanide leached to produce a gold doré. Waste rock would be directly hauled to a co-placement storage facility (CPSF) along with flotation tailings. Flotation tailings will be co-placed with waste rock while neutralized leach tailings will be placed in a separate facility. The 2024 PFS pit was restricted from mining below the base of the permafrost to minimize the ingress of saline groundwater.

The 2024 PEA presents a mine plan with production of 3.26 million ounces of payable gold (from 43.5 Mt at 2.62 g/t in Measured, Indicated and Inferred Resources) over the 15.9 year mining operation. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized. Mineral Resources in the PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.

Iskut Project

On June 21, 2016, the Issuer completed its acquisition of all of the outstanding shares of SnipGold Corp. (“SnipGold”) under a Plan of Arrangement.

SnipGold Corp. (formerly Skyline Gold Corporation) and its subsidiaries own the Iskut Project, a contiguous block of mineral claims in the Golden Triangle Area of northwestern B.C. which was assembled by SnipGold in a series of transactions that began in 2005. It is located about 30 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the historic work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the 20 years before the Iskut Project was acquired by the Issuer. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on its Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

The Iskut Project now consists of 75 mineral claims and 13 Crown granted mineral claims covering an area of 31,075 hectares. The Issuer (through SnipGold) owns a 100% interest in the mineral claims and Crown granted mineral claims, except for a group of mineral claims that cover 4,339 hectares owned by SnipGold’s subsidiary, Hattrick, in the area of the Snip North mineralized zone in the north of the property. The mineralized zones at Snip North lie in areas that lie approximately 40% on mineral claims owned 100% by SnipGold and 60% on mineral claims in which SnipGold’s ownership interest (through Hattrick) is between 95% and 100%4.

Exploration by the Issuer

The Issuer conducted a series of exploration programs in each of 2016 through 2020 and led the Issuer to focus its work on the Quartz Rise lithocap. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. The earlier programs around the lithocap found extensive gold and copper anomalies within favorable thermally altered wall rock. Several intrusions have been identified as being associated with the lithocap and these features have been age dated to about 186 million years, the same age as the Issuer’s KSM Project’s deposits. As a result of this work, the Issuer believes it has identified a large intrusive system that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment remarkably similar to Seabridge’s nearby KSM Project.

[4]	Agreements associated with the mineral claims owned by Hattrick indicate such claims are held subject to the terms of a Joint Venture Agreement and that the other joint venture partner is Anthem Resources Incorporated (“Anthem”), which held a 5% working interest in 2016. However, Hattrick has notified Anthem of joint venture expenditures on the mineral claims and Anthem has failed to contribute its proportionate share of expenditures. Hattrick considers that Anthem’s interest has now been diluted below 5% and is working to determine the percentage now held by Anthem.

Follow-up drilling in 2020 tested geophysical anomalies below the Quartz Rise Lithocap and results were consistent with the alteration halo from a large porphyry system and included indications of higher grade copper mineralization (0.62% copper over 31.8 m). Mineralized intervals of up to 158 meters grading 0.16 g/T gold and 0.16% copper were intersected, indicating that drilling was in the upper part of a gold-copper porphyry. The Issuer planned to test for a gold-copper porphyry mineral system below the depth of the encouraging intercepts in the 2020 program in a target area refined from the drill data and drawing on experience at KSM. However, the Issuer experienced difficult drilling conditions and decided to direct its efforts to other targets at the Iskut Project.

Regional geophysical surveys in 2020 and 2021 show a distinct regional trend that seems to be a primary control on the distribution of mineralized intrusive centers. All the prospective intrusions, including Quartz Rise, Bronson Slope and Snip North, fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at the KSM Project.

Regional geophysical surveys in 2020 and 2021 show a distinct regional trend that seems to be a primary control on the distribution of mineralized intrusive centers. All the prospective intrusions, including Quartz Rise, Bronson Slope and Snip North, fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at the KSM Project.

In 2022, the Issuer decided to commence drilling at Bronson Slope, which hosted the Iskut Project’s measured and indicated mineral resource. 2022 core drilling discovered an unusually large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite breccia pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source.

Drilling in 2023 at Bronson Slope confirmed an extensive area of magmatic-hydrothermal alteration sourced from the high fluid flux of a porphyry mineral system that generated the unusually large explosive breccia pipe discovered in 2022 and the intermediate epithermal occurrence that expands the known Bronson Slope copper-gold deposit. Results identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. Drilling also included some deeper holes to evaluate the source of the quartz-magnetite breccia pipe, which found narrow intervals of intrusive rocks within the breccia but the source of the pipe was not identified.

In 2023, the Issuer also initiated its first drilling at the Snip North target. Shallow historical drill holes provided evidence of gold-copper mineralization which coincided with a strong positive magnetic anomaly surrounded by a low resistivity response seen in geophysical surveys. The drill program found well-preserved upper parts of a copper-gold porphyry and aligns with the regional trend. The last 3 holes drilled each returned widths of 200 plus meters of gold ranging from 0.48 g/t to 0.80 g/t.

In 2024, the Issuer drilled 23,281 meters at the Iskut Project, primarily focused on the Snip North and Bronson Slope targets. At Snip North, continuous mineralization is now recognized across a strike length of approximately 2,000 meters and a dip projection of at least 600 meters. Two distinct styles of mineralization were represented: a high-temperature potassic Cu-Au domain interpreted as proximal to an intrusive source; and an Au-Ag domain indicative of a lower temperature intermediate sulphidation epithermal system. At Bronson Slope, a causative source intrusion was not encountered.

In 2025 the Issuer is planning to infill drill the currently defined mineralization at Snip North and target the intrusive source for the system. Successful completion of this next stage program will be a critical step towards advancing the Snip North target to a mineral resource estimate. Extensive work has been undertaken and is ongoing to collate and interpret the Snip North dataset, including structural and geochemical modelling. These models are being integrated with the geophysical dataset in an analysis supported by AI to further refine exploration vectors and improve targeting.

An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns, including the program at the Iskut Project. This program includes blank and reference standards. Cross-check analyses include metallic screen fire assay techniques and external laboratory analysis on at least 10% of the drill samples.

2024 Mineral Resource Estimate

In June 2024, the Issuer reported its first mineral resource estimate for the Bronson Slope deposit. The Issuer’s drilling is focused on discovering the source of the gold and copper deposit at Bronson Slope, but the results of this drilling enabled the preparation of a mineral resource estimate incorporating all of the Issuer’s drilling since 2016 along with drilling by previous operators. Assays from the drilling were subject to probability analysis and outliers were cut by lithological units and composited to 10x10x10 meter blocks.  Based on an analysis of variography the block grades were estimated by multi-pass ordinary kriging.  The kriged block model was constrained within a conceptual open pit and classified by distance to drill hole data. At a NSR cutoff grade of $10, the inferred mineral resource at Bronson Slope is 517MT of 0.33 g/t Au, 0.09% Cu and 2.7 g/t Ag containing 5.4 million ounces of inferred Au, 1,057 pounds of Cu and 45 million ounces of Ag. Mineral Resources stated are contained within a conceptual pit shell developed using metal prices of US$4.00/lb Cu, US$1600/oz Au, US$20/oz Ag, and exchange rate of 0.79 US$per 1.00 Cdn$, and variable metallurgical recoveries of Cu (35 to 96%), Au (20 to 88%), and Ag (15 to 72%) based on their grades and operating costs of $2.50/t mining and $10/t process and G&A. The assumed average pit slope angle is 45°.

Remediation at Bronson Slope and Johnny Mountain Mine Site

When the Issuer acquired the Iskut Project in 2016, it included areas of historical mining activity, including the Johnny Mountain Mine, a former gold producer. In order to address legacy issues at the property, the Issuer implemented a robust environmental program. This program included a comprehensive site investigation and evaluation of best practices for future remediation on the property, drawing from: (1) the Seabridge environmental team’s experiences at the KSM Project and other North America sites; and (2) input from the local indigenous group, the Tahltan Nation, and BC regulatory officials. The Issuer’s multi-year remediation plan has been ongoing since 2017 and most of the work at the Johnny Mountain Mine site has been performed by local contractors, Tahltan employees and the Tahltan Nation Development Corporation.

The remediation work performed at the Johnny Mountain Mine site to date includes:

●	dismantling the abandoned fuel tank farm

●	ongoing hydrocarbon remediation at and in the vicinity of the former fuel tank farm and in the vicinity of the mill building (2023 and 2024)

●	removing hazardous materials from the mill building and sending it offsite to a licensed hazardous waste disposal facility

●	demolishing the mill building and moving the components to the landfill

●	landfill expansion and ongoing drainage management

●	closing open vent raises and portals and cleaning up the site, generally

●	conducting a dam safety review and implementing an aquatic affects monitoring program

●	excavation and disposal of buried waste material discovered at unauthorized sites, either offsite at an approved facility or into the landfill for approved materials

●	moving waste rock from portal pads to the tailings management facility to be stored underwater (over 80% complete)

●	initiating placement of armouring around the inside of the Tailings Storage Facility (“TSF”)

●	upgrading the spillway of the TSF

●	initiating the 3:1 slope upgrades on the southwest section of the TSF

●	conducting vegetation research trials

3 Aces Project

On May 25, 2020, the Issuer acquired the 3 Aces Project in southeast Yukon for: (i) 300,000 Common shares of the Issuer; (ii) a potential additional payment of $1 million upon confirmation of a 3 Aces NI 43-101 compliant mineral resource of 2.5 million ounces of gold; and (iii) a further payment $1.25 million upon confirmation of an aggregate mineral resource of 5 million ounces of gold. The Issuer also granted the vendor a 0.5% NSR royalty.

3 Aces is a district scale, orogenic-gold project consisting of 1,536 claims covering approximately 31,400 ha located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work had identified a broad area of gold-in-soil extending more than 20 kilometers (12.4 miles) along strike and drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial mineral resource with exceptional grade.

The Property is on the eastern margin of the Selwyn Basin, a thick package of sedimentary rocks extending across the Yukon and host to several enormous base metal deposits (Howard’s Pass District). Hyland Group host rocks, the basal unit of the Selwyn Basin, are interbedded clastic and carbonate sedimentary rocks exposed near a regional tectonic boundary. Polyphase fold and fault systems overprint the stratigraphy, creating ideal traps for gold-bearing fluids expressed as quartz veins. At 3 Aces, discrete quartz veins containing arsenopyrite-pyrrhotite-pyrite and free gold are found within a broad zone of gold-bearing iron carbonate-clay alteration envelopes which constrain this exploration target.

Past drilling has encountered a significant number of gold rich zones on the deformed stratigraphic/structural contacts at 3 Aces. By early 2019 the project had about 300 drill holes in it; 37% of these encountered +5.0 g/t gold intersections and 27% have returned +8.0g/t gold intervals. Many of these holes were close-space off-sets on high-grade veins that crop out, but all veins identified in the Central Core Area have yielded high grade intersections. Significant effort was expended by the previous owner to ensure that sampling of these high grade, nuggety intervals produced reliable and repeatable assay results. A sampling protocol is now in place to achieve reliable results.

The 2021 exploration program at 3 Aces commenced with line cutting to support a geophysical survey. A CSAMT geophysical survey program designed to aid in building a 3-D earth image was initiated. The geophysical results were integrated with historical drilling, which provided context to the high-grade gold zones identified on the property. A 3-D model was completed for the gold mineralization in the Central Core Area of the 3 Aces Project and plans were developed to test the model late in the 2021 season. Permitting delays resulted in the drilling program being deferred to 2022.

An exploration permit was finally granted on September 12, 2022 and the Issuer decided to initiate a reduced program involving testing the Issuer’s 3-dimensional model around the Hearts zone with the time remaining in the season. One drill hole pierced the Hearts Main Zone structure on the limb of a secondary anticline intersecting a broad zone of gold mineralization with a high-grade core and confirmed the predictions of the model. The assays from this hole were consistent with previous intersections. Another drill hole in the Hearts Main Zone was drilled down dip and confirmed continuity of the structure but as sheared intervals or splays. Two holes were drilled into the Hearts West Zone, which hosts a broad gold and arsenic in soil anomaly and extensive surface exposures as well as being deformed by secondary anticlines and synclines with thrust faults on the limbs of the folds. Both of the holes drilled into this target zone intersected low-grade mineralization in host rocks similar to those at the Hearts Main Zone.

The Issuer developed a comprehensive exploration model from its drill results and set out to test it in 2023. This model predicts high grade gold localized in the limbs of second-order folds (F2), preferentially at the contacts between thick phyllite sequences and coarse interbedded sandstones and conglomerates. Multiple F2 synforms and antiforms had been identified in the Central Core Area but have not been systematically evaluated. The results from drilling in 2023 successfully confirmed these key parameters controlling gold deposition on the property and provided a clear set of directions for follow-up evaluation and resource delineation. These results equip the exploration team with the tools to identify additional promising targets and expand known gold zones at 3 Aces.

Drilling at 3 Aces in 2024 focused on expanding resource potential in the Central Core Area and across the property. Prospective targets were developed where favorable stratigraphy intersected known mineralizing structures. In the Central Core Area, this model was tested down plunge of the Spades, Hearts, Clubs and Diamonds zones. These results are being used to refine the exploration model in preparation for further targeting. Regional drill testing also targeted several gold in soil anomalies at Reef, Euchre and Sprogge, which are hypothesized to be analogous to the Central Core Area. Drilling at Reef and Euchre did not yield significant results. At Sprogge, stratigraphy was encountered that appears to be an extension of the Central Core Area system. The 2024 program completed 7,620 meters of drilling at 3 Aces.

The Issuer is planning another drill program at 3 Aces for 2025 to test the potential for resource delineation to the south of the Central Core Zone.

Snowstorm and Goldstorm Projects

The Snowstorm Project is strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see Figure 5). The Snowstorm property consists of 977 mining claims covering more than 38 sq miles and 5,800 acres of fee lands. The Issuer also holds an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the historic data supports the project’s outstanding exploration potential. Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge and Twin Creeks Mines operated by Nevada Gold Mine Corp. (a joint venture between Barrick Gold and Newmont Mining) and Hecla Mining Company’s Midas and Holister operations.

The Issuer’s work before 2020 determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. These carbonate rocks are intercalated with basaltic tuff and sills characteristic of Getchell-style deposits. Additional magnetotelluric (MT) surveys by the Issuer extended the most promising setting east into a previously unexplored area. Results from the MT survey improved the Issuer’s understanding of the fault patterns and regional deformation style at Snowstorm.

Figure 5 – Location of Snowstorm Project

The 2020 program was designed to test MT structures in an unexplored area east of previous exploration drilling. The drilling was planned to deliver definitive data on whether the MT structures provided pathways for gold-bearing fluids. Two holes tested a shallow dipping geophysical target near multiple converging northeast and northwest trending fault zones. A third angled hole was designed to cross a northeast structure and test the same shallow dipping geophysical target. The fourth hole tested a large low resistivity anomaly, hanging wall to the shallow dipping geophysical response and into the core of an interpreted fold. Results from the four drill holes completed in 2020 provided positive outcomes in the Issuer’s search for gold-bearing fluid pathways. Two of the holes encountered intensely altered intermediate intrusive rocks sited at stratigraphic breaks. These intrusive rocks and wall rocks around the intrusions are sheared and contain abundant introduced silica with concentrations of gold, arsenic and silver. This drilling confirmed that discrete gold-bearing intervals are hosted within a similar structural setting and rocks as the Turquoise Ridge Mine.

The 2021 program was designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using MT geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. The initial test terminated above the target due to down hole conditions. The second hole reached the target and cut intervals of intermediate intrusive rocks between 1,301 and 1,358 meters. This interval returned gold and arsenic concentrations similar to results from the earlier drilling.

Work at Snowstorm in 2023 targeted drill testing north northeast trending structures identified in MT surveys. These features are analogous to mineralized structures in the operating mines of the area. Drilling was targeted at intersections of the structures and carbonate host rocks. Results showed significant off-set on the structures and the target stratigraphy was beyond the capabilities of the drilling equipment. Ongoing work is now focused on refining the Paleozoic stratigraphy and evaluating other geophysical surveys that can image the potential targets.

In 2024, the Issuer evaluated drill results to recommend future targeting strategies. A review of the stratigraphy indicates that structural displacement may have displaced prospective Comus formation at shallower depths than previously recognized. Several geophysical surveys have been evaluated with the goal of demonstrating folding and fluid flow within this stratigraphy.

In 2025, the Issuer plans to further evaluate the potential for a Getchell style discovery at the Snowstorm Project by deploying AI technology and a three-dimensional ambient noise seismic tomography survey.

The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9 km2) located about 3 km to the east of Seabridge’s Snowstorm Project. Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver.

In 2022, an initial surface exploration program was completed at Goldstorm. The program employed geological mapping, surface sampling and a short-wave infrared survey. This work provided context to previous drilling programs and identified untested structural controls with chemical and mineral characteristics indicative of Northen Nevada Rift epithermal mineral systems. No further exploration work has been completed at Goldstorm to date.

Glossary of Technical Terms

In this AIF, the following technical terms have the following meanings:

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Anticline – Landform of folded strata that is convex upward and whose core contains the stratigraphically oldest rocks.

Antiform – Referring to an anticline, part of a folded sequence of rocks that have the form of an anticline

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Breccia Pipe – A breccia body, generally with an aspect ratio of a longer vertical dimension than the surface expression of the breccia.

Carbonate – Sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chalcopyrite – A sulphite mineral of copper and iron.

Clastic – Fragments of minerals and rocks that have been moved individually from their places of origin.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit, i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diatreme – A breccia filled body that formed by a gaseous explosive eruption.

Diorite – An intrusive igneous rock.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable considerations used to convert Mineral Resources to Mineral Reserves together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

Felsic – An adjective describing an igneous rock having mostly light-coloured minerals and rich in silica, potassium and sodium.

Fracture – A break or crack in rock.

Geochemistry – The study of the chemical properties of rocks.

Grade – The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

Greywacke – A dark grey, firmly indurated, course-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration – The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – A primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – That part of a Mineral Resource for which quantity, grade and quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing information and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource – That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Lithocap – A surficial clay-silica-rich alteration feature formed as a product of hydrothermal fluids escaping at the top of an intrusion-related mineralizing system.

Measured Mineral Resource – That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Net smelter return/NSR value – When used herein in reference to cutoff grades, NSR is calculated to determine the recoverable value of a mass of mineralized rock using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges.

Net smelter return royalty/NSR royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Orogenic-gold – Gold mineral system associated with a linear belt or region of folded and uplifted rocks.

Phenocryst – A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Phyllite – Argillaceous rock metamorphosed to a state between slate and mica shist, metamorphosed mudstone.

Placer – A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value. The common types are stream gravels and beach sands.

Porphyritic – The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-Feasibility study or preliminary feasibility study – A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. This study includes a financial analysis based on reasonable assumptions on the considerations used to convert Mineral Resources to Mineral Reserves and the evaluation of any other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Preliminary economic assessment – A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pyrite – An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation – Restoration of mined land to original contour, use or condition.

Reserve or Mineral Reserve – The economically mineable part of a Measured Resource and/or Indicated Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level, as appropriate that include application of the considerations used to convert Mineral Resources to Mineral Reserves. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Resource or Mineral Resource – A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Sedimentary – Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments – Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretions by organisms, and that forms in layers of the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Shut-off – The NSR value at which the draw point is closed and is determined by the NSR value required to pay for mining, processing, and G&A costs.

Skarn – Ore deposit type associated with thermal metamorphism and characterized of Mg and Ca silicates with sulfide minerals.

Vein – A thin sheet-line, crosscutting body of hydrothermal mineralization, principally quartz.

Waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4: RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and advancement of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Issuer has a history of net losses and negative cash flows from operations and the Issuer expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2024, the Issuer’s deficit totaled approximately $218 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.

The Issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the proceeds of sale of, or of retained royalties on, one or more of its projects or interests in its projects, if applicable. The development of one or more of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures in any year on any project will depend on a number of factors, including the availability of financing to fund expenditures, the progress of ongoing exploration and advancement, the results of consultant analysis and recommendations, and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. Therefore, the level of expenditures to be incurred in any year may differ significantly from the level of expenditures in the previous year. There is no assurance that the Issuer will be able to generate positive cash flows from operations in the future.

The Issuer’s ability to continue its exploration activities and any future advancement activities, and to maintain the corporate office support of these activities, will depend on its ability to obtain suitable financing, enter into joint ventures or sell property interests.

The Issuer estimates that it has financial resources to sustain corporate office operations, non-discretionary general and administrative costs and non-discretionary project costs, including contractual obligations, beyond the end of 2025. However, the Issuer has no ongoing source of revenue and requires capital to maintain title to and undertake exploration and advancement of the Issuer’s principal exploration properties and to cover ongoing corporate expenses. Accordingly, the maintenance of and ongoing exploration and advancement of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, sale of royalty or streaming interests, joint venturing of projects or equity or debt financing, including the sale of its shares over the NYSE under its “at-the-market” share offering. Such sources of financing may not be available on terms acceptable to the Issuer, or at all. Failure to obtain such financing may result in the delay or indefinite postponement of exploration and advancement work on the Issuer’s mineral properties, or the possible loss of such properties or expiry of permits relating to the development of them. Satisfying financing requirements through the sale of projects or interests in minerals produced from the projects, or the establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and have a corresponding negative impact on its leverage to the gold price.

The Issuer’s indebtedness requires quarterly interest payments, a lump sum deferred interest payment at the end of 2025 and may require repayment in full, which may adversely affect its cash flow and ability to advance its business and necessitate dilutive financing or asset sales.

The Issuer has indebtedness arising from its sale of the US$225,000,000 2022 Note in March, 2022 and of the US$150,000,000 2023 Note in June, 2023. As a result of this indebtedness, the Issuer is required to make:

●	quarterly interest payments of approximately US$3.66 million to the holder of the 2022 Note:

●	starting on September 30, 2025, quarterly interest payments of approximately US$2.438 million to the holder of the 2023 Note; and

●	a payment of US$21,500,000 (defined below as the “Interest Deferral Amount”) on December 29, 2025, representing compound interest accrued on the 2023 Note for the period from June 29, 2023 to June 29, 2025 (unless it elects to increase the size of the NSR payable to Sprott as described below).

The Issuer may issue Common shares or raise money in the capital markets to fund its debt service costs, both of which would be dilutive to shareholders.

Although the terms of the 2022 Note and the 2023 Note (together, the “Secured Notes”) are intended to result in all of the principal amount of the Secured Notes being used on maturity to purchase, by way of offset, royalties on metals produced from the KSM Project, in certain circumstances the holder of the Secured Notes may require the Issuer to repay the principal amount of each of the Secured Notes. One such circumstance is that, if project financing to develop, construct and place the KSM Project into commercial production (“Construction Financing”) is not in place by March 24, 2027, the holder can put the 2022 Note back to KSMCo for US$232.5 million plus accrued and unpaid interest and the holder can put the 2023 Note back to KSMCo for US$155 million plus accrued and unpaid interest (or US$180 million if the Issuer elects to increase the NSR instead of paying the Interest Deferral Amount) (collectively, the “Financing Puts”). Another circumstance is if one of the Petitions is successful, the positive SSD is not reconfirmed and the EAC expires, the holder can put the 2022 Note back to KSMCo for US$247.5 million plus accrued and unpaid interest and the holder can put the 2023 back to KSMCo for US$165 million plus accrued and unpaid interest (or US$186.5 million if the Issuer elects to increase the NSR which the holder acquires on repayment of the principal instead of paying the Interest Deferral Amount) (collectively, the “EAC Puts”).

KSMCo has a limited right to make interest payments and to pay the amounts due on exercise of the Financing Puts or the EAC Puts (collectively, the “Puts”) by having the Issuer issue Common shares for such payments instead of paying with money. The limit on this right is that the Issuer may not pay in Common shares beyond the point at which the receiving person’s share ownership would exceed 9.9% of the outstanding Common shares. Therefore, the amount KSMCo may be able to have the Issuer pay in Common shares will decrease as the Issuer’s market capitalization decreases and as the receiving person’s share ownership increases (and vice versa). To date the Issuer has been paying interest payments in Common shares with the result that, unless the person receiving the Common shares is selling them, the Common share ownership of the receiving person is increasing and the number of additional Common shares the Issuer may be able to issue to pay interest or amounts due on exercise of the Puts is decreasing. It is not possible to predict the amount of any payment due that KSMCo may be able to have the Issuer pay in Common shares but, on any given date, the amount cannot exceed 9.405% of the Issuer’s market capitalization (the number of outstanding Common shares multiplied by the share price) and will be less than that to the extent the person receiving the Common shares already owns Common shares. At the date of this AIF, 9.405% of the Issuer’s market capitalization is approximately $157.3 million.

Based on the Issuer’s estimates of the time it will take to complete the steps required to have Construction Financing in place, including completion of a full bankable feasibility study, the Issuer believes it is probable that Construction Financing will not be in place by March 24, 2027. Should Construction Financing not be in place by March 24, 2027, the holder will be entitled to exercise the Financing Puts commencing on March 25, 2027. The Financing Puts expire once Construction Financing is in place. If the holder exercises the Financing Puts, the holder’s obligation and right to purchase the respective royalties under each Secured Note terminates. If the Financing Puts become exercisable, the holder is then faced with the decision of whether to:

(a)	exercise the Financing Puts and demand payment of the respective amounts payable but lose its rights to acquire the Silver Royalty (defined below) and the Sprott NSR (defined below), or

(b)	to retain its rights to acquire the Silver Royalty and the Sprott NSR (defined below).

The risk of the holder exercising the Financing Puts is, therefore, likely to depend on the extent of the progress the Issuer has made towards getting the Construction Financing in place and the degree to which the prices of gold, copper and silver during the period the Financing Puts may be exercisable exceed the prices of those metals anticipated by the holder of the Secured Notes. Should the Financing Puts be exercised, the Issuer will have to raise the funds needed to repay these principal amounts and interest in capital markets but may also be able to satisfy a portion of the amounts due by issuing Common shares to the holder or by selling assets (including, depending on market conditions, selling a new royalty on the KSM Project). If the EAC Puts become exercisable the analysis of the decision facing the holder would be similar.

The Issuer’s indebtedness could have adverse consequences for the Issuer, including: limiting its ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Issuer’s flexibility and discretion to operate its business; and having to raise capital to pay interest or principal at unattractive prices or in poor financial markets; limiting its ability to adjust to changing market conditions; placing the Issuer at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Issuer vulnerable in a downturn in general economic conditions; and preventing the Issuer’s ability to make expenditures that are important to its growth and strategies.

The ability of the Issuer to meet its debt service requirements may depend on its ability to raise capital in financial markets or in other ways that it might not otherwise choose, such as reducing or delaying expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital in poor market conditions. There can be no assurance that the Issuer will be able to raise funds sufficient to pay amounts when due or to fund any other liquidity needs. If the Issuer is unable to meet the obligations to pay interest or principal due, or fulfil its other obligations, under the Secured Notes, the holder of the Secured Notes may enforce its security for the Secured Notes. KSMCo’s obligations under the Secured Notes are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo. Enforcement could result in a loss or substantial reduction in the value of the KSM Project or the Issuer’s interest in the KSM Project, the principal asset of the Issuer, including under bankruptcy or receivership proceedings.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the Issuer’s ability to finance its operations and the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

●	expectations with respect to the rate of inflation;

●	the relative strength of the U.S. dollar and certain other currencies;

●	interest rates;

●	global or regional political or economic conditions;

●	supply and demand for jewelry and industrial products containing metals;

●	faith in paper currencies, digital money and governments;

●	costs of substitutes;

●	changes in global or regional investment or consumption patterns;

●	global production levels;

●	speculative activities; and

●	sales and purchases by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and advancement of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. As described above, the higher the prices of gold, copper and silver the less likely it is that the holder of the Secured Notes will exercise the Puts. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a great impact on the price of the Common shares.

The Issuer has reserves at its KSM Project and its Courageous Lake Project, but needs a joint venture partner to build and operate the Projects for them to be brought into production.

The Issuer does not intend to bring the KSM Project or the Courageous Lake Project into production on its own and intends to either enter into a joint venture with an experienced operator to build and operate the Project or to sell the KSM Project and the Courageous Lake Project. Given the size of the KSM Project and its estimated capital costs, there is a limited number of mining companies with the ability to raise the necessary capital to put the KSM Project into production, which limits the options available to the Issuer for such a joint venture or sale. The success of any joint venture with a major mining company will be dependent on many factors, including the ability of the Issuer or its partner to attract new, capable personnel in significant numbers to advance the project, to smoothly transition the operation of the KSM Project to the new majority joint venture partner and to prepare a favourable feasibility study that projects sufficient returns for the KSM Project to warrant the risks of construction and operations. Successfully achieving these is not assured. The transition to advancing the KSM Project with a JV partner will necessitate organizational change and there are challenges and risks associated with organizational change. If the Issuer is not able to successfully manage organizational change at the pace of its needs it could lead to operational inefficiencies, financial loss, litigation or employee burnout.

The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection initiatives, which are beyond the control of the Issuer. There is no certainty that the reserves estimated at the KSM Project or the Courageous Lake Project will actually be mined or, if mined, processed and sold profitably. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

There is uncertainty related to unsettled rights and title of Indigenous groups, as well as settled Treaty Nation’s rights, in British Columbia, the Yukon Territory and the Northwest Territories and uncertainties relating to the process of making Canadian laws consistent with the United Nations Declaration on the Rights of Indigenous Peoples and this may create delays in project approval, interruptions in project progress and create uncertainty in respect of the Issuer’s rights.

The nature and extent of First Nations’ and Treaty Nations’ rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia, the Yukon Territory and the Northwest Territories. In 2014, the Supreme Court of Canada recognized for the first time Aboriginal title of an Indigenous group to a specific area in British Columbia. The Provincial and federal governments are also making efforts to settle claims of Aboriginal title and rights being advanced by Indigenous groups. The likely outcome of these court decisions and government negotiations is greater involvement of, and authority for, Indigenous groups in the permitting process for exploration and mine operations. In some areas, it is likely to result in the loss of corporate permits and rights, and the outright ownership of resources and a significant measure of regulatory control being transferred to Indigenous groups.

Parts of the KSM Project lie within an area asserted to be the traditional territory of one Indigenous group and all of the KSM Project lies within an area asserted to be the traditional territory of another Indigenous group. No comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. Part of the KSM Project lies within territory subject to settled treaty rights of the Nisga’a Nation. The Courageous Lake Project lies within the traditional territory of the Yellowknives Dene First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory. A part of the Courageous Lake Project lies within territory designated as a shared use area under the settled treaty rights of the Tlicho Nation. The 3 Aces Project lies within the traditional territory of the Kaska Nation, specifically the Liard and the Ross River Dene First Nations. There can be no guarantee that the unsettled nature of land claims, or uncertainties associated with settled claims, in British Columbia, the Yukon Territory and the Northwest Territories will not create delays in obtaining permits, in ultimate project approval or other unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.

Mine construction and commencement of mining activities may only be possible with the support of the local Indigenous groups. Many companies have secured such support by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local Indigenous groups. The Issuer has agreements of this sort with the Nisga’a Nation and the Tahltan Nation, as well as a much less comprehensive agreement with the Gitanyow Nation, each of which should reduce this risk. However, there can be no assurance that initial support, future on-going support or other assurances can or will be secured from these or other groups at an acceptable cost or that the KSM Project or the Courageous Lake Project will proceed without such support.

In December 2019, the government of British Columbia passed Bill 41, the Declaration on Rights of Indigenous Peoples Act (“Bill 41”). Bill 41 commits the British Columbia government to a process of making the laws of British Columbia consistent with the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). In June 2021, the government of Canada passed Bill C – 15, the United Nations Declaration on Rights of Indigenous Peoples Act (“Bill C – 15”). Bill C – 15 commits the Canadian government to a process of making the laws of Canada consistent with UNDRIP. Article 32 of UNDRIP states that “Indigenous peoples have the right to determine and develop priorities and strategies for the development or use of their lands or territories and other resources” and requires government to consult and cooperate with indigenous peoples to obtain “their free and informed consent prior to the approval of any project affecting their lands or territories and other resources”. There is uncertainty regarding the details of how the laws of British Columbia and Canada will change or regarding any other consequences of the adoption of Bill 41 and Bill C – 15. However, it will likely lead to a greater influence of relevant Indigenous peoples in permitting processes and decisions. It will also result in longer, more onerous and less certain permitting processes and outcomes of permitting processes, which could delay project advancement or lead to a greater number of projects not receiving required permits. It may become necessary to obtain the consent of an Indigenous group to a mining project before construction can begin.

In the September 2023 court case of Gitxaala v. British Columbia (Chief Gold Commissioner), 2023 BCSC 1680, the BC Supreme Court concluded that the mineral tenure system in British Columbia (which permitted online, automatic registration of mineral claims) breached the Crown’s duty to consult Indigenous peoples and adversely affected their asserted Aboriginal rights. The court provided the provincial government with 18 months to revamp the existing system to incorporate consultation of Indigenous groups into the mineral tenure staking process. It is uncertain what changes the Provincial government will make to the existing mineral tenure system, but it is likely to make the mineral staking process longer and more onerous and may result in the registration of certain claims being denied or the removal of large areas of land from the mineral staking process. The British Columbia government also recently made four Cabinet orders under the Environment and Land Use Act, which restricted previously authorized mineral exploration activities on Banks Island and parts of Vancouver Island, although these orders indicated that the restrictions could be lifted once an agreement is made with the local Indigenous groups. The relevant Indigenous groups are the groups involved in the Gitxaala court case. Although the Provincial government is indicating that it acted under special circumstances, there is a risk the same powers could be used in respect of other areas of BC where Indigenous groups oppose mineral exploration on their lands.

The Aboriginal land claims process in Canada has also recently resulted in some Indigenous groups taking greater roles in the administration of lands subject to the land claims. Indigenous groups may look to impose additional requirements over land they are involved in administering.

The Issuer requires further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Issuer has obtained, could adversely affect its business.

The Issuer’s current and anticipated future operations, including further exploration, development and commencement of production on its mineral properties, require approvals and permits from various governmental authorities. Obtaining or renewing governmental approvals and permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew approvals and permits are contingent upon many variables not within the Issuer’s control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlogs within permitting agencies, affected by the number of other large-scale projects currently in a more advanced stage of development, could slow down the review process and adversely affect the permitting timeline of the Issuer’s projects. Negative public and stakeholder opinions is another factor that could affect the permitting timeline and success rate. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage.

As discussed in a “Risk Factor” below, although the Issuer’s provincial EAC for its KSM Project is no longer subject to expiry, if at least one of the Petitions is successful and the SSD is quashed, the EAC for the KSM Project would again be subject to expiry and, if it expires, would result in the federal environmental assessment approval expiring as well.

Regulatory decisions authorizing actions that adversely impact or potentially adversely impact the right of Canada’s Indigenous peoples can only be made after a consultation process with the relevant Indigenous group. Under such consultation processes, Indigenous groups are contacted and their comments sought on such proposed authorizations. When Indigenous groups raise issues with proposed authorizations and permits, regulatory authorities seek to resolve them and may require the proponent to mitigate impacts or otherwise resolve the issues through modification of project design or compensation to Indigenous peoples for anticipated impacts. This consultation process can significantly slow the granting of regulatory approvals. Where firm Indigenous opposition is encountered and resolution in a manner acceptable to the Issuer is not possible, the regulatory process may stall or result in no authorization being granted. Accordingly, establishing positive relationships with Indigenous groups and ensuring they benefit from a company’s operations in their territory is very important to being able to secure regulatory approvals.

In addition, the Issuer’s future development plans may require it to obtain the necessary access rights from the private owners of such rights in order to complete the development of its projects. The design of the KSM Project includes building and operating the approximately 23 km MTT, of which approximately 12.5 km passes through mineral claims held by Tudor Gold Corp., Teuton Resources Corp. and American Creek Resources Ltd. (the “Treaty Creek Claims Holders”). The Issuer presently holds a Licence of Occupation covering the entire length of the MTT, which grants it rights to occupy the area through which the proposed MTT will pass. In the Issuer’s opinion, the Treaty Creek Claims Holders’ rights are addressed by the Issuer’s obligations under the management plan associated with the Licence of Occupation, to segregate and deliver to the Treaty Creek Claims Holders all earth and rock material removed from their claims during construction of the MTT.

The area of the MTT, including the area within the mineral claims of the Treaty Creek Claims Holders, is also subject to a conditional mineral reserve (the “CMR”) that requires the Treaty Creek Claims Holders “not to obstruct, endanger, or interfere with, or allow any other person to obstruct, endanger or interfere with, the construction, operation or maintenance” of the MTT. The Issuer also holds a permit that authorizes it to construct the MTT portals and the first 100m of the MTT beyond the portals, including construction of the portal in the Saddle Area and the initial 100m from such portal on the mineral claims held by the Treaty Creek Claims Holders. The Issuer still requires authorization to construct the MTT beyond the initial 100m of the MTT beyond the portals and has submitted an application to obtain such authorization. The regulatory authority from which the Issuer must obtain authorization for construction of the remainder of the MTT has confirmed to the Issuer that it can authorize the construction and operation of the additional portions of the MTT not already authorized. However, it is not obligated to authorize such construction or operation. It also confirmed that when considering whether to authorize such activities it will consider both the impacts on the Treaty Creek Claims Holders and the limitations imposed on the Treaty Creek Claims Holders by the CMR.

There can be no assurance that the Issuer will obtain the authorization for the construction of the additional portions of the MTT on terms acceptable to the Issuer. Further, Tudor Gold Corp. has indicated that it will oppose any authorization and actions to commence construction of the MTT despite being prohibited from doing so by the CMR. Tudor Gold Corp. may also pursue legal action to challenge regulatory authorizations or to seek compensation for alleged damages to the value of their mineral claims and the potential for exploitation of their mineral claims. The Issuer believes that if the Treaty Creek Claim Holders can demonstrate they have a commercially viable and environmentally acceptable project on their claims, the MTT route can be flexed at the appropriate time to accommodate the development and operation of a mining operation on their claims without significantly adversely affecting the operation of the KSM Project.

Permit terms and conditions can also impose restrictions on how the Issuer operates and may limit flexibility in the development of its mineral properties. Many of the Issuer’s permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than existing permits. Renewal of the Issuer’s existing permits or obtaining new permits may also be more difficult if the Issuer has not complied with its existing permits. Grants of permits, permit amendments and renewals may be subject to administrative and judicial challenges by interested parties, including Indigenous groups, which can delay or prevent receipt of needed authorizations. The permitting process can also vary by jurisdiction in terms of its complexity and likely outcomes. Accordingly, permits required for the Issuer’s operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict its ability to operate economically, or may be subsequently revoked.

There can be no assurance that all approvals, permits and rights that are required for its operations, including any for construction of mining infrastructure or the conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Issuer has obtained, would adversely affect the Issuer’s business and result in the relevant project ceasing further advancement or operations.

The Issuer is subject to substantial government regulatory requirements, which could cause delays in advancing its projects, or a restriction or suspension of the Issuer’s operations.

The exploration and advancement activities of the Issuer and the potential for profitable operations of the Issuer’s mineral properties are affected to varying degrees by government regulations governing, among other things: the acquisition of land, royalties, taxes, financial disclosure, labour standards, land use, water use, pollution control, toxic substances, environmental protection, measures to protect endangered species and critical habitats, consultation with Indigenous groups, greenhouse gas emissions (gross or net), the labour makeup of supply chains, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects. Failure to comply with applicable statutes and regulations may result in fines or penalties for non-compliance, an order to cease or curtail further exploration or advancement, or a reduction or elimination of the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration or development activities or operations. In addition, no assurance can be given that new rules and regulations will not be enacted that could limit or curtail operations or require the adoption of new technologies. This risk may increase following changes to government leadership or governing parties, or through increasing societal pressures.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations. These requirements must be met for the Issuer to receive regulatory approvals for its operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. At the federal and provincial level, and increasingly with significant decision-making influence by Indigenous governments, recent trends include, without limitation, an increasing number and complexity of laws and regulations relating to air, soil and water quality, mine reclamation, waste handling and disposal, tailings management, the protection of certain species and critical habitats, the preservation of certain lands, respect for Indigenous cultures, artifacts and knowledge, reduction of greenhouse gas emissions and preparing for greater climatic variability. The general trend in environmental legislation and regulation generally is toward stricter standards and more robust enforcement, and this trend is likely to continue in the future. Ongoing monitoring of operations is also common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as the likelihood of more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities.

Depending upon the type and extent of its exploration, and the KSM Project’s early construction activities, the Issuer will be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated Cdn$7.3 million as the present value of its reclamation liabilities for all of its properties, the majority of which represents the costs associated with reclamation of the Johnny Mountain Mine. As at December 31, 2024, the Issuer has deposited or otherwise posted acceptable security in the amount of Cdn$22.3 million for the benefit of the various government agencies until released or applied to reclamation costs. If the actual reclamation work requires funds in addition to those already deposited or posted, or if the governmental agencies increase their estimates of the cost of required reclamation work, the Issuer could be forced to pay more than what has been provided, which could have a material adverse effect on the Issuer’s financial position and operations. In addition, unidentified environmental deficiencies may exist on properties of the Issuer. The discovery, and any required reclamation, of any significant additional environmental issues on one of the Issuer’s properties would likely have an adverse effect on the Issuer’s operations and financial position.

The figures for the Issuer’s resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production or less profit under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this AIF and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that mineral resource or other mineralization figures will be accurate or that this mineralization could be mined or processed profitably.

Because the Issuer has not completed a feasibility study or commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or advancement work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests, under on-site conditions, or in production scale.

The resource and reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and capital and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources or reserves. The equipment, supplies and materials needed to construct the KSM Project infrastructure and conduct operations at the KSM Project have been subject to meaningful inflation since the 2022 PFS and will impact capital and operating costs and it is not clear if the increases in metals prices experienced over the same period will wholly offset such cost increases. Any material reductions in estimates of resources or reserves, or of the Issuer’s ability to extract these resources or reserves, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future advancement activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

The Issuer has completed prefeasibility studies at each of its KSM Project and its Courageous Lake Project, but typically a company will not make a production decision until it has completed a feasibility study. Feasibility studies derive estimates of cash operating costs based upon, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;

●	anticipated recovery rates of gold and other metals from the reserves;

●	cash operating costs of comparable facilities and equipment; and

●	anticipated climatic conditions and environmental protection measures.

Completing a feasibility study at each of these projects requires significant additional work and study in order to reduce the range of uncertainty associated with the study’s estimates and conclusions. Significant additional engineering design work has to be completed. Initial construction costs, cash operating costs, sustaining capital costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer in the future may differ significantly from those anticipated by the Issuer’s current studies and estimates and may even result in delays or cancellation of project advancement. There is no certainty that a feasibility study in respect of the KSM Project or the Courageous Lake Project will be completed or, if completed, that it will result in sufficiently favourable estimates of the economic viability of such projects to justify a construction decision. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

There can be no assurance that, if it starts production at one or more of its projects, the Issuer’s actual construction and operating costs will not be higher than currently anticipated. None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.

The Issuer has commenced construction of the initial infrastructure at the KSM Project and, therefore, will be subject to all of the risks associated with construction and maintenance.

Development of the KSM Project requires the Issuer to achieve “substantially started” by July 29, 2026 by way of the construction of infrastructure, including access roads, bridges, site clearing, camp facilities, fish habitat and powerlines. As a result, the Issuer has and will continue to be subject to all of the risks associated with the construction and maintenance of this infrastructure, including:

●	the timing and cost of the construction and maintenance of these facilities;

●	the availability and cost of skilled labour, equipment and principal supplies needed for such activities at the times required;

●	greater risks of workplace injuries and associated liabilities;

●	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

●	the need to meet the conditions of its permits and approvals, in particular the need to establish sufficient environmental controls in order to satisfy the environmental conditions required by its permits;

●	the risk of unforeseen site conditions arising from limits in the data obtained in advance of the construction activity;

●	the availability of funds to finance construction and maintenance activities;

●	potential opposition from non-governmental organizations, Indigenous groups, environmental groups, local groups or other stakeholders which may delay or prevent construction activities; and

●	potential increases in construction and maintenance costs due to changes in the cost of labour, fuel, power, materials and supplies.

The costs, timing and complexities of the construction and maintenance activities at the KSM Project may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, lack road access and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on proposed construction work. It is common in construction in remote areas to experience unexpected costs, problems and delays during construction. Management of contractors and their contracts has also significantly increased and insufficient oversight could lead to cost overruns, schedule delays and litigation.

The Issuer’s KSM Project was determined to be “Substantially Started” by the B.C. Minister of Environment and Climate Change but that determination has been challenged

The Issuer has obtained federal and provincial environmental assessment approvals for its KSM Project. The federal approval has no time limit but the provincial approval (the EAC) expires on July 29, 2026 unless construction of the KSM Project has been “substantially started” by such date. The designation of “substantially started” results in the EAC no longer being subject to expiry. The extent of the work required to achieve this designation is not clearly defined and leaves a reasonable degree of discretion to the statutory decision-maker.

In response to its application for the designation of “substantially started” made on January 14, 2024, KSMCo received a positive “substantially started” determination from the BC Government for the KSM Project on July 26, 2024. This designation affirms the validity of the EAC for the life of the KSM Project.

On November 22, 2024, TSKLH filed the First Petition against the Province of British Columbia and relevant Ministries (collectively, the “Province”) seeking judicial review of the SSD by the Minister. In the First Petition, TSKLH are seeking an order quashing the SSD on the basis that; (i) the Province failed to fulfill its duty to consult, (ii) the Province failed to discharge its duty of procedural fairness, or (iii) the SSD was unreasonable. The TSKLH were provided Seabridge’s application for the SSD the day after it was submitted, were provided a draft of the Province’s Report to the SSD decision-maker and given a month to review it and made a detailed submission to the Province expressing its views on the Report. The Issuer does not have more details of the Province’s consultation with the TSKLH.

On November 29, 2024, SCT and SEITC filed the Second Petition against the Minister and KSMCo also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC made submissions to the Minister opposing the Issuer’s application for the SSD.

For the Petitions to succeed on the basis that the SSD was unreasonable, the Petitioners have to establish that the Minister’s decision was unreasonable, not simply incorrect. The legislation leaves the Minister with a lot of discretion in making a “substantially started” determination, making the threshold of “unreasonable” even harder to meet.

The Issuer’s application for the “substantially started” designation set forth that KSMCo had completed or initiated construction of 94 of the 336 components of the KSM Project as described in its EAC and had spent $444 million on work in respect of such components. As part of the application review process, the Issuer also submitted letters from representatives of the three largest Indigenous peoples in the area of the KSM Project, the Nisga’a Lisims Government, the Tahltan Central Government and the Gitxsan Hereditary Chiefs Office, as well as the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace and the Regional District of Kitimat-Stikine, all expressing strong support for a positive SSD. Clearly there is considerable evidence suggesting that the SSD was reasonable.

The SSD is unaffected by the Petitions and will remain in place if the Province successfully defends the SSD. Even if is the Petitioners are successful, a typical order in these circumstances would require the Province to return to its “substantially started” determination process, to expand consultation of TSKLH, to ensure procedural fairness or to reconsider the reasons for its determination, and then a fresh determination would be issued. There is a risk that, in a fresh determination, the Minister determines the KSM Project was not “substantially started”. If the SSD does not remain in place and is not reconfirmed or reissued, the EAC would not expire until July 29, 2026 and the Issuer could submit a new application for a “substantially started” determination and include in the application any additional work completed at the KSM Project not already considered in the initial application process. If the Issuer is unsuccessful in retaining or achieving its SSD by any of the processes described above as of July 29, 2026, the EAC would expire, the EAC Puts would become exercisable and advancement of the KSM Project would likely cease until a new environmental assessment approval was obtained.

Expiry of the KSM Project’s EAC will also result in the federal environmental assessment approval lapsing as well as the permits issued in reliance on the environmental assessment approvals. The environmental assessment legislation under which the KSM Project was approved has been replaced by new legislation with a more involved review process. Although the Issuer believes that the KSM Project has been responsibly designed and should satisfy the standards of current environmental laws, successfully obtaining a second environmental assessment certificate is not certain and would take several years.

The Issuer has been advised that a final decision on the Petitions could take a year or more.

The Issuer has no history of commercially producing precious or base metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

The Issuer has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations. Mineral exploration and advancement involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Issuer has not decided to construct a mine at any of its projects to date. The future advancement of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. Although the Issuer has disclosed that it will not undertake production activities by itself, it may be involved in construction and production at one or more of its properties if it enters into a joint venture or other arrangement with a third party regarding production. In addition, as part of continuing to advance its KSM Project pending completion of a sale or joint venture of the KSM Project, the Issuer undertook activities in 2021-2024 associated with data collection for a feasibility study and initiated early construction activities to establish site access, camps and construction power supply.

Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	timing and cost, which can be considerable, of the construction of mining and processing facilities;

●	availability and costs of skilled labour and mining equipment;

●	availability and cost of appropriate smelting and/or refining arrangements;

●	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

●	the need to meet the conditions of its permits and approvals, in particular the need to establish sufficient environmental controls in order to satisfy the environmental conditions required by its permits;

●	availability of funds to finance construction and advancement activities;

●	management of a dramatically increased workforce and co-ordination of contractors;

●	potential opposition from non-governmental organizations, environmental groups, Indigenous groups or local groups and third-party rights holders which may delay or prevent advancement activities;

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies and foreign exchange rates; and

●	greater exposure to climate-related risks associated with natural disasters such as wildfires, avalanches, mudslides and flooding.

The costs, timing and complexities of mine construction and advancement are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during advancement, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in construction or mining activities, the Issuer will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, a significant percentage of its estimated expenditures will be in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations. If the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary feasibility studies summarized in this AIF, the profitability of the projects will be more than or less than that estimated (assuming the other assumptions are realized). Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant risks that could negatively impact the Issuer for which insurance may be unavailable, only partially available or only available at unacceptable cost.

The Issuer’s exploration and advancement of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

●	environmental hazards;

●	industrial accidents;

●	metallurgical and other processing problems;

●	unusual or unexpected rock formations;

●	rock bursts;

●	structural failures, cave-ins or slides;

●	flooding;

●	fires;

●	earthquakes, avalanches or landslides;

●	metals losses; and

●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration and advancement activities in an amount which it believes to be reasonable. If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above. The Issuer anticipates that it will obtain the insurance it believes is reasonable for any mining activities it undertakes; however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available or may only be available at an unacceptable cost. There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticality. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and advancement and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining leases may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its right with respect to its properties.

Periods of high metal prices encourage increased mining exploration, advancement and construction activity, which results in increased demand for, and cost of, exploration, advancement, construction and operating services and equipment.

During periods of relative strength of metal prices, as we saw over several years before 2013, increases in mining exploration, advancement and construction activities occur around the world, which results in increased demand for, and cost of, exploration, advancement, construction and operating personnel, services and equipment. While market conditions between 2013 and 2018 had a moderating effect on the costs of such services and equipment, increases in such costs have occurred with the recent increases in metal prices. In addition to forces in the metals markets, inflation has emerged in goods and labour costs from supply chain disruptions caused by the COVID-19 pandemic and more recently the measures being taken in response to the Russian invasion of Ukraine and the duration of these impacts is uncertain. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained by the Issuer in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, advancement and/or construction costs. Persistent inflation will also increase operating costs and impact the cost of construction and the profitability of mining operations.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration and to attract skilled talent in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration properties is currently only moderate but, if metals prices increase, competition could again become very intense. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

Significant competition also exists for skilled talent. The Issuer may be at a competitive disadvantage in attracting skilled talent because it must compete with other companies, many of which have long records of net cash flows and appear to offer more stable employment than the Issuer. Similarly, uncertainty about securing a joint venture partner to advance the KSM Project may make employment with the Issuer less appealing. The Issuer works to make its work environment appealing to potential employees.

If high USA tariffs are imposed and remain on Canadian products and the products of other countries and Canada and the other countries retaliate with lasting import tariffs on USA products, the consequences on the capital markets and global supply chains could adversely impact the Issuer’s ability to raise funds and source the supplies the Issuer relies on to perform its planned work programs or, if available, the cost of such supplies could increase significantly, impairing the Issuer’s ability to complete work programs.

The President of the United States of America has threatened to impose, and has gone through repeated rounds of imposing, removing, and reimposing, up to a 25% tariff on all or many Canadian exports to the USA (energy resources were made subject to a 10% tariff). He also engaged in similar threats and imposed (and in some cases removed) tariffs on goods exported by Mexico and China to the USA and has made comments expressing the possibility of imposing tariffs on other countries. In response, the Canadian federal government imposed, removed and reimposed a 25% tariff on a list of USA exports to Canada. Mexico and China have imposed retaliatory tariffs as well. The eventuality, timing and rates of potential US tariffs, and the countries on which they are levied are difficult to predict at this time. However, USA tariffs are likely to be met with retaliatory tariffs and a multi-country trade war against the USA could develop. The Issuer does not export products to the USA and would not be directly impacted by the imposition of new tariffs on goods imported into the USA. However, the economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets and the Issuer’s ability to raise funds to undertake its work programs. A Canada-USA or a broader trade war has the potential to adversely impact global supply chains and make supplies required by the Issuer for exploration programs or early construction work at the KSM Project harder to obtain or unavailable. Canadian tariffs or scarcity in the global supply chain would likely increase the cost of supplies required by the Issuer that are available, which could impair the Issuer’s ability to undertake all of the work it plans to perform. The Issuer has some flexibility to adjust the timing, scale of, or even cancel, many of its work programs in response to increasing costs or unavailability of supplies. The indirect effects of tariffs imposed by the USA or by both countries are difficult to assess, but the potential for tariffs represents a risk to the Issuer’s ability to fulfill some of its key objectives.

Regulatory efforts and societal pressure to control and reduce carbon dioxide emissions and achieve net neutral status could increase costs such that proposed projects may no longer be sufficiently profitable to construct or are unprofitable.

Currently, there is increasing emphasis on carbon regulation and taxation. In British Columbia, the government has enacted a carbon tax with steadily increasing tax rates going forward. In Canada, the federal government has imposed a carbon tax in provinces where no provincial carbon tax is in place. These taxes not only adversely impact the Issuer’s costs of operations but add costs all along its supply chain, with adverse impacts on costs of operations and an increased need to raise funds. There is also pressure on industry from investors to reduce carbon emissions and set goals to achieve net neutral carbon emissions over time in order to be seen as a preferred investment. Accordingly, the Issuer’s ability to secure regulatory approvals and financing may depend upon its carbon footprint and its costs of operations would be adversely impacted through taxation.

The Issuer has been revising its development plans, with co-operation from BC Hydro, in order to build and operate its KSM Project with as great a percentage of hydro-electric generated power as possible, in order to substantially reduce its carbon footprint. However, it’s Courageous Lake Project is located in an area where renewable energy sources are not presently competitive with diesel power generation and, as such, development costs may increase, regulatory approvals may be more difficult and investment capital may be harder to attract.

Reporting requirements on companies have recently increased in respect of carbon emissions and impacts on nature. As reporting standards are consolidated and disclosure becomes more reliable and comparable, it is possible that new regulatory requirements will be adopted to limit these emissions or environmental impacts, which might have an adverse impact on the Issuer’s ability to carry on its business or require significant new capital investment and increase its costs of operations. The introduction and enforcement of any such requirements are beyond the Issuer’s control. The Issuer’s properties are located in remote areas, typically without proximate connection to electric power transmission lines, and technical solutions to meeting new and onerous regulatory requirements may not be feasible. Strict requirements on remote operations could severely impair the Issuer’s ability to carry on its business.

Other new regulatory measures or public/investor pressure aimed at the reduction of carbon emissions or more generally at reducing other impacts of exploration or mining activity on climate or nature, including mandating the use of new or costly technologies, at its projects could result in increased operating costs or ultimately in eliminating the viability of its operations. The Issuer has little or no ability to control the adoption of such measures or public expectations.

If the Issuer fails to maintain an effective system of internal control over financial reporting in the future, it may not be able to accurately report its financial condition, results of operations, cash flows or prevent fraud.

The Issuer is subject to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Section 404 of the Sarbanes-Oxley Act (collectively the “ICOFR Requirements”) requiring that effective internal controls for financial reporting and disclosure controls and procedures be maintained. The Issuer is required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This report will include disclosure of any material weaknesses identified by management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Any testing by the Issuer conducted in connection with the ICOFR Requirements, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also undermine investor confidence in the accuracy and completeness of our financial reports and adversely impact our share price and future access to the capital markets.

The Issuer’s current and proposed operations are subject to risks relating to climate change and nature loss which may adversely impact its ability to conduct operations and increase its operating costs and may delay execution or reduce the profitability of a future mining operation.

The potential impacts of climate change and nature loss on the Issuer’s operations are highly uncertain and are particular to the geographic areas in which its projects are located.

The Issuer’s projects are located in remote areas exposing it to the physical risks of climate change, including unexpected or extreme weather events or prolonged climatic conditions. Climate changes that could impact the Issuer’s business include changes in temperatures, rainfall or snowfall, glacier size, permafrost conditions, storm patterns and intensities, water management, wildfires, avalanches, landslides, and the presence of endangered species or invasive species. Most of its exploration projects are located in remote areas of northern Canada, with some of the exploration work at the Iskut and KSM Projects being conducted at high altitude and all of it by helicopter access only. The Issuer is very conscious of these heightened risks faced by its personnel in the field and all of these factors make the safety of the Issuer’s personnel paramount in its operations. Longer winters and deeper snowpacks can reduce the operating season for exploration and extreme weather can restrict access and the ability to operate during the exploration season. Hotter, drier weather can increase the risk of droughts and wildfires. This can impact the Issuer’s ability to conduct exploration work, access its projects, progress its objectives, and attract and retain personnel (that may be needed instead to address emergencies). All of these factors have elevated the ranking of climate related risks in the Issuer’s risk management efforts.

Global climatic conditions can also impact the availability of insurance which could have a negative effect on the Issuer’s financial condition and risk exposure.

The Issuer has taken into account the potential for weather events outside of recent historic ranges in the design of its proposed KSM Project. Design details of the KSM Project include dams with excess freeboard, onsite water management through tunnels and considerable redundancy in systems in order to be prepared for the detrimental effects of climate change. However, events or conditions could disrupt mining and transport operations, impact exploration and development plans, mineral processing and rehabilitation efforts, and could damage public infrastructure, project property or equipment, and increase health and safety risks on site. Emergency plans for managing extreme weather conditions may not be sufficient. Environmental damage caused by the insufficiency of the Issuer’s plans to manage these risks have the potential to damage the Issuer’s reputation within local communities, with regulators and among investors. Significant capital investment may also be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate and nature and impact the viability of the Issuer’s business.

Extreme weather events locally and globally also have the potential to disrupt supply chains, resulting in uncertain lead times and difficulties in sourcing supplies, materials, equipment and personnel required to operate at projects. Although measures can be taken to prepare for such extreme events, the impacts of them on supply chains are difficult to predict and the measures taken could be inadequate and extended disruptions could have adverse effects on the Issuer’s operations and financial condition.

Changes in climate change or nature-related regulatory regimes could adversely affect the Issuer’s business.

Increased governmental regulation, including monitoring and financial disclosure requirements, relating to climate change and nature may increase the cost and complexity of compliance and may result in fines or penalties for non-compliance. New legislation and increased regulation may also cause reduced availability or higher prices for goods and services, which could result in higher costs or supply chain disruptions. The Issuer monitors the evolving regulatory landscape and engages its local legal counsel to provide updates on regulatory developments. The Issuer is also working with external consultants towards implementing recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) and Taskforce on Nature-related Financial Disclosures (“TNFD”) to assess and disclose climate resilience and toward implementing the Canadian Sustainability Standards Board reporting aligned with IFRS. The Issuer’s Board participates in an annual workshop focused on assessing longer term risks associated with climate change and regulatory initiatives directed at climate change and guides the executives on developing plans for mitigating these risks. Even after completing this undertaking, the Issuer cannot be certain that it will have adequately assessed the risks of climate change or nature-related regulatory regimes on its business or that its efforts to mitigate these risks will be adequate or effective.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The Issuer strongly depends on the business and technical expertise of its management and key personnel, in particular Rudi Fronk, Chairman and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. The Issuer routinely engages in succession planning with respect to its senior officers with the aim of achieving orderly transition when key personnel depart. However, as a small company with no revenue, the Issuer tries to balance succession needs with maintaining a lean executive team. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not consistently enter into any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

The public’s views of the mining industry can present increased risks for permitting, financing and staffing.

The public’s view of the mining industry can be indifferent or negative and the public’s views might be negatively influenced by the efforts of environmental groups or by the difficulty of meeting climate change-related expectations by an energy-intensive extractive industry with projects typically in remote locations. Negative public opinion towards mining projects results in greater challenges and delays in obtaining regulatory authorizations and may reduce the availability of investment capital for companies in the mining industry, including the Issuer. Negative public opinion towards the mining industry also can influence career selection and adversely impact the availability of qualified employees for the mining industry. The Issuer works at developing a positive image in the communities in which it operates in order to promote more favourable views of it as a company and the mining industry generally, including sourcing materials, employees and contractors locally, supporting local community initiatives and funding education for local citizens. See “Sustainability (Environmental, Social, and Governance Matters) – Social Responsibility”.

The Issuer uses digital record keeping and utilizes the internet in its business activities which exposes it to cybersecurity risks.

The Issuer uses information technology systems and networks in its business, including maintaining digital records of its affairs, operating a web site and using other web-based services. The Issuer’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Issuer’s information through fraud or other means of deceiving the Issuer or its third-party service providers or vendors.

The Issuer’s operations depend, in part, on how well the Issuer and its suppliers, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Issuer has entered into agreements with third parties for hardware, software, telecommunications, and other services in connection with its operations. The Issuer depends on SOC 2 Security Certification reports provided by a supplier and uses datacenters engineered to provide 99.99% availability to meet customer service level agreements and service needs. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Issuer’s reputation and its ability to conduct operations.

Although the Issuer has not experienced any known material losses relating to cyber attacks or other data/information security breaches in the last three years, there can be no assurance that the Issuer will not incur such losses in the future. The Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority.

Any future significant compromise or breach of the Issuer’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, fines, and lawsuits, and damage to the Issuer’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Issuer’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The Issuer has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has reduced the amounts of CEE renounced and reassessed investors. The Issuer is challenging the CRA’s conclusions but there is a risk the Issuer may not be successful in challenging the CRA’s decision, thus having an adverse impact on the Issuer’s balance sheet.

The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports as CEE those expenditures which are required to determine “the existence, location, extent, or quality of a mineral resource” (applicable wording of the definition of CEE in the Income Tax Act), and renounces those amounts to investors to fulfill the Issuer’s commitments made at the time of the issuance of the flow-through shares. Whether certain expenditures qualify as CEE and are therefore eligible for renunciation by the Issuer was audited by the CRA for the three years ended December 31, 2016. The CRA reduced the amount of expenditures renounced as CEE by the Issuer in those years by approximately $19.1 million. The Issuer believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer has appealed the CRA’s reduction of renounced CEE but the appeal is being held in abeyance pending the British Columbia Supreme Court’s decision in the Issuer’s challenge to CRA’s reduction of expenditures it incurred in 2010 and 2011 that also focuses on interpretation of the definition of CEE. The BC Supreme Court issued its decision (the “BC METC Decision”) in respect of the 2010 and 2011 expenditures on March 26, 2025 and allowed the Issuer’s appeal (with the exception of certain claimed expenses of an administrative nature). In its ruling the court concluded that almost all of the disallowed expenses are captured under the “quality” term of the definition of CEE and are therefore valid. The Issuer is studying the BC METC decision and seeking legal advice on its implications for CRA’s reduction of renounced CEE in respect of similar expenditures in the three years ended December 31, 2016.

The Issuer has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013, 2014 and 2015 and may reassess other investors with reduced CEE deductions. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors’ agreement to object to their respective reassessments and to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal. To date, the Issuer has deposited $9.4 million with the Receiver General on behalf of such investors. It is possible that additional investors may be reassessed, but because two years have passed since the last reassessment, the likelihood has decreased significantly. The Issuer estimates the additional amount it may agree to deposit with the Receiver General on behalf of reassessed investors will not exceed $5.2 million (including potential interest charges of $2 million). If the BC METC Decision is applied to the CRA decision on these expenditures the Issuer expects it will ultimately prevail on the merits and also lead to the reassessed investors also succeeding with their objections. If the BC METC Decision is overturned on appeal or is otherwise considered inapplicable to these expenditures and CRA’s position substantially prevails, it would have an adverse impact on future earnings and financial resources of the Issuer.

The Issuer has been reassessed by the CRA for expenditures it claims qualified for refunds under the British Columbia Mining Exploration Tax Credit (“BCMETC”) legislation and it may need to return some refunded money if the court decision to allow the Issuer’s appeal on the matter is subject to further appeal by the CRA and overturned.

For the tax years 2010 and 2011 the Issuer received refunds of qualifying exploration expenditures under the BCMETC legislation of $8.6 million. The CRA has audited and reassessed the Issuer in respect of such expenditures and has demanded that the Issuer return $3.2 million of the amounts refunded. The Issuer has appealed the CRA’s decision to the British Columbia Supreme Court, the court hearing took place in September, 2024. On March 26, 2025 the British Columbia Supreme Court released the BC METC Decision and allowed the Issuer’s appeal (with the exception of certain claimed expenses of an administrative nature). In its ruling the court concluded that almost all of the disallowed expenses are captured under the “quality” term of the definition of CEE and are therefore valid. There is a risk that if the BC METC Decision is appealed by the CRA and is not upheld, the Issuer may be required to return money refunded to it by the CRA. However, the Issuer’s cash resources would not be impacted since the CRA already holds the full amount of the funds at issue.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold, which was over US$1,900 per ounce in 2011, was below US$1,100 per ounce at the beginning of 2016, rose to over US$2,060 in August 2020 and again in March 2022, traded below $1,630 in October, 2022 and presently trades at over US$2,900/oz. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and a corresponding change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In some years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in recommendations or price targets by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business – Cautionary Statement Regarding Forward-Looking Information and Statements”. The Issuer has a high number of gold resource ounces per outstanding share relative to its competitors, which may lead to greater price fluctuations in the price of the Issuer’s Common shares relative to its competitors when the price of gold fluctuates.

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common shares.

The Issuer has never declared or paid any dividends on the Common shares. The Issuer intends to retain earnings, if any, to finance the growth and advancement of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future. Any return on an investment in the Common shares will come from the appreciation, if any, in their value. The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors. See “Dividend Policy.”

Shareholders’ interest may be diluted in the future.

The Issuer requires additional funds for exploration and advancement programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Issuer’s assets.

The Issuer believes it was a passive foreign investment company in 2024 which could have negative consequences for U.S. investors.

U.S. holders of our Common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2024 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2025. Assuming the Issuer is a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares. For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.

The Issuer operates in the mining industry, which tends to be opposed by pro-environmental groups and, with the increasing public concern about the environment, these groups may be able to negatively impact the investing public’s interest in owning mining industry stocks or investment in particular companies.

The Issuer is focused on the exploration and advancement of mineral properties and various environmental groups that seek to preserve nature and reduce carbon emissions typically oppose mining everywhere and often campaign aggressively against specific mining projects. The Issuer’s projects are located in areas where pro-environmental opposition to mining occurs. If the efforts of these groups are successful it could negatively impact share prices in the industry generally and, particularly if projects of the Issuer become the focus of an anti-mining campaign, it could negatively impact the Issuer’s share price.

ITEM 5: DIVIDENDS

The Issuer has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time. However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6: GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 26, 2025, 100,219,669 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend the vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holder of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

Secured Notes

The 2022 Note

Pursuant to a Subscription Agreement dated February 25, 2022, among KSMCo, Sprott and Ontario Teachers Pension Plan (for which Sprott acted as agent), Sprott agreed to purchase, and KSMCo agreed to sell, the 2022 Note to Sprott and the Issuer agreed to sell a Contingent Right to Sprott, for US$225,000,000. The transaction was completed on March 24, 2022. Unless redeemed by Sprott at an earlier date under to the terms of the 2022 Note, upon repayment of the principal due under the 2022 Note at maturity Sprott is obligated to use the principal to purchase a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project. The proceeds of sale of the 2022 Note were used by KSMCo to advance physical works at the KSM Project to achieve the KSM Project’s designation of “substantially started”.

The principal terms of the 2022 Note and gross silver royalty include:

(a)	The 2022 Note matures on the date (the “Maturity Date”) that is the first to occur of:

(i)	commercial production being achieved at the KSM Project; and

(ii)	either March 24, 2032, or, if the environmental assessment certificate (“EAC”) expires and Sprott does not exercise its right to put the 2022 Note to KSMCo (described below), March 24, 2035.

(b)	Prior to the Maturity Date, the 2022 Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by having the Issuer issue Common shares of equivalent value under the Contingent Right.

(c)	KSMCo has the option to buy back 50% of the Silver Royalty, once purchased by Sprott, on or before 3 years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(d)	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2022 Note back to KSMCo for US$232.5 million, with KSMCo able to pay such amount in cash or by having the Issuer issue Common shares under the Contingent Right, at KSMCo’s option. This put right expires once such project financing is in place. If Sprott exercises this put right, its right to purchase the Silver Royalty terminates.

(e)	If the KSM Project’s EAC expires at any time while the 2022 Note is outstanding, Sprott can put the 2022 Note back to KSMCo for US$247.5 million at any time over the following nine months, with KSMCo able to satisfy the put in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. If Sprott exercises this put right, Sprott’s right to purchase the Silver Royalty terminates.

(f)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the Silver Royalty payable to Sprott will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Note and the corresponding put right is not exercised, this increase in the royalty percentage will occur at March 24, 2035).

(g)	No amount payable may be paid in Common shares of the Issuer if, after the payment, Sprott would own more than 9.9% of the Issuer’s outstanding shares.

(h)	KSMCo’s obligations under the 2022 Note is secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo.

The 2023 Note

Pursuant to a Subscription Agreement dated June 28, 2023, among KSMCo and Sprott, Sprott agreed to purchase, and KSMCo agreed to sell, a secured note (“2023 Note”) to Sprott and the Issuer agreed to sell a Contingent Right to Sprott, for US$150,000,000. The transaction was completed on June 29, 2023. The 2023 Note is to be exchanged at maturity for a net smelter returns royalty on the KSM Project. The transaction closed on June 29, 2023. The key terms of the 2023 Note include:

(a)	When the 2023 Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below (the “Sprott NSR”). Maturity occurs upon the first to occur of:

(i)	commercial production being achieved at KSM; and

(ii)	either on March 24, 2032 or, if the EAC expires and the Investors do not exercise their right to put the 2023 Note to the Issuer, on March 24, 2035.

(b)	Prior to its maturity, the 2023 Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable on or before December 29, 2025 in a lump sum in cash or in Seabridge common shares.

(c)	KSMCo can pay the Interest Deferral Amount in the amount of US$21.5M by paying it to Sprott. Instead of paying the Interest Deferral Amount, KSMCo can elect to increase the size of the Sprott NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

(d)	The Issuer can elect to satisfy quarterly interest payments due by paying them in cash or Seabridge Common shares. The requirement to make quarterly interest payments expires on the maturity date.

(e)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the Sprott NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”).

(f)	The Issuer has the option to purchase the Sprott NSR amount down (after the Sprott NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(g)	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Note back to the Issuer for:

(i)	if the Issuer is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

(ii)	if the Issuer is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the Sprott NSR terminates.

(h)	If KSM’s EAC expires at anytime while the 2023 Note is outstanding, Sprott can put the 2023 Note back to the Issuer at any time over the following nine months for:

(i)	if the Issuer is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

(ii)	if the Issuer is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises this put right, Sprott’s right to purchase the Sprott NSR terminates.

(i)	The Issuer can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares.

(j)	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Issuer’s outstanding shares.

(k)	The Issuer’s obligations under the 2023 Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo.

Each of the 2022 Note and the 2023 Note include a put right of Sprott that becomes exercisable upon expiry of the EAC. As long as the SSD remains in place, the EAC is no longer subject to expiry and therefore the Sprott put right will not become exercisable. However, if: (i) at least one of the Petitions is successful, (ii) the SSD is quashed, and (iii) the Minister responsible for making the SSD determination decides not to reconfirm the SSD, the EAC would once again be subject to expiry and Sprott’s put right relating to expiry of the EAC could once again become exercisable.

Based on the Issuer’s estimates of the time it will take to complete the steps required to have project financing in place, including completion of a full bankable feasibility study, the Issuer believes it is probable that project financing will not be in place by March 24, 2027. Should project financing not be in place by March 24, 2027, the holder will be entitled to exercise the puts relating to project financing commencing on March 25, 2027. These put rights expire once project financing is in place.

If the holder exercises the puts relating to expiry of the EAC or project financing, the holder’s obligation and right to purchase the Silver Royalty or the Sprott NSR under the respective Secured Notes terminates.

ITEM 7: MARKET FOR SECURITIES

Trading Price and Volume

The Issuer’s Common shares are listed for trading through the facilities of the TSX under the symbol “SEA”, and on the NYSE under the symbol “SA”. During the Issuer’s most recently completed financial year, the high and low trading prices and trading volume of the Issuer’s Common shares on the TSX and on the NYSE was as follows:

2024	TSX			NYSE/AMEX
Month	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
January	1,035,543	16.18	13.75	9,770,243	12.12	10.18
February	970,861	15.99	12.62	11,556,379	11.83	9.31
March	1,057,476	20.65	15.35	10,502,181	15.25	11.26
April	2,300,675	23.00	19.39	14,651,402	16.71	14.10
May	1,747,445	22.14	19.43	12,373,764	16.25	14.26
June	1,115,650	21.65	18.53	6,779,967	15.93	13.52
July	1,164,569	23.48	18.28	9,798,524	16.98	13.32
August	1,552,908	25.82	20.62	11,883,086	18.98	14.68
September	1,441,483	24.42	21.62	7,763,654	18.01	15.93
October	1,946,460	28.39	22.31	11,007,395	20.55	16.33
November	2,005,065	24.55	19.44	13,719,257	17.63	13.81
December	2,049,503	20.40	15.66	12,702,354	14.51	10.88

ITEM 8: DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors. At each annual general meeting the directors are elected and hold office until the end of the following annual general meeting or until their successors are elected or appointed. Subject to meeting the qualification requirements, directors in office before a general meeting are eligible for re-election. The number of directors to be elected at any annual general meeting will be the number of directors then in office, unless the shareholders determine otherwise, subject to the Issuer’s Articles. The Issuer has a three-member Audit Committee, a three-member Compensation Committee, a four-member Corporate Governance and Nominating Committee, a five-member Sustainability Committee and a five-member Technical Committee.

The Issuer adopted a Diversity Policy in 2019 and formally recognized that diversity combined with experience and perspective can contribute insights and promote sensitivities useful to the Board’s deliberations and to the management of the Issuer’s operations. Since that date it has made consistent progress in building diversity in the Issuer, including amongst management. Of the 11 directors in office, 4 are women representing 36.4% of the directors and one is an indigenous Canadian representing 9.1% of the directors. Of the 10 executive officers of the Issuer, 3 are women representing 30% of the executive officers and one is an indigenous Canadian representing 10% of the executive officers. Of the 5 Board Committees, 3 are Chaired by women directors, 1 has 67% women members, another has 50% women members and two others have 40% women members.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their shareholdings in the Issuer as of March 15, 2025 are as follows:

Directors

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Trace Arlaud (3)(5) Frisco, Colorado, USA Director	CEO of IMB Inc. since 2019, Project Director - Mass Mining, JDS Energy and Mining, 2017-2019, Regional Director, Mining (USA & Western Canada) & Associate. Hatch Associate Inc 2010-2017.	Since June, 2021	14,000
Matthew Coon Come(3)(4) Mistissini, Quebec, Canada Director	Consultant/Negotiator, Former Grand Chief of the Crees of Northern Quebec and Board Member of the Grand Council of Crees and Cree Regional Authority, Former National Chief of the Assembly of First Nations (2000-03), formerly a director of Creeco, AirCreebec, Cree Regional Intercompany Enterprise Company and Cree Construction Company and Chairman of Cree Housing Corporation and James Bay Native Development Corporation.	Since June, 2023	0
Rudi P. Fronk Denver, Colorado, USA Chairman and CEO, Director	Chairman and CEO, Seabridge Gold Inc.	Since October, 1999	1,225,333 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2)(5) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January, 2006	124,765
Jay Layman(4)(5) Jackson Hole, Wyoming, USA Director	Retired, President and Chief Operating Officer, Seabridge Gold from June 2012 to July, 2022.	Since June, 2012	33,400
Melanie Miller(4)(5) Crested Butte, Colorado, USA Director, Vice President, Chief Sustainability Officer	Vice President, Chief Sustainability Officer, Seabridge, August 2022 to present, Director of Highland Copper, December 2021 to present, General Manager, Hemlo Operations at Barrick Gold 2017 to 2018, Vice President, Supply Chain Management at Barrick Gold 2014 to 2017.	Since June, 2019	22,900
Clem Pelletier(2)(4)(5) North Vancouver, B.C., Canada Director	Senior Technical Advisor at ERM: Environmental Resources Management, Process Chemist/Metallurgist, founder and former CEO of Rescan Group Ltd. 1981 to September, 2012.	Since June, 2018	38,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Julie Robertson(1) Mississauga, Ontario, Canada Director	Senior Vice President Finance of Kinross Gold Corporation (gold mining company), 2024 to present, Chief Financial Officer of Marathon Gold Corp. 2022 to 2024, Vice President Finance and Capital Projects, Centerra Gold Corp. 2019 to 2022.	Since June, 2023	0
John Sabine(3) Plympton-Wyoming, Ontario, Canada Lead Director	Retired as Counsel to Bennett Jones LLP in August 2020; former Lead Director of Osisko Green Acquisitions Limited, non-executive chair of Anvil Mining Limited, Meridian Mining UK S, and North American Nickel Inc.	Since June, 2014	25,000 directly 24,600 indirectly
Gary Sugar(1)(2) Toronto, Ontario, Canada Director	Retired in 2011 as a Managing Director at RBC Capital Markets, former Director of Norzinc Ltd., former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.	Since May 13, 2016	31,500
Carol Willson(1)(3)(4) Thornbury, Ontario, Canada Director	Retired, President, Willson Advisory Inc. (consulting risk services), 2021 to 2024, Engagement Partner (Internal Audit co-sourcing, Operational Risk/Enterprise Risk and Internal Controls Projects), Ernst & Young, 1993 to 2021.	Since June 29, 2022	10,000

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Sustainability Committee

(5)	Member of the Technical Committee.

(6)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 15, 2025, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

Executive Officers (who are not also directors)

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(1)
Ryan Hoel Tucson, Arizona, USA President and Chief Operating Officer	President and Chief Operating Officer, Seabridge, January 2024 to present, Senior Vice President, Chief Operating Officer, Seabridge, September 2021 to December 2023, Vice President, Project Development, South32, September 2018 to September 2021.	N/A	74,500
Tracey Meintjes Oliver, B.C., Canada Senior Vice President, Technical Services	Senior Vice President, Technical Services, Seabridge, January 2024 to present, Vice President, Technical Studies, Seabridge, September 2021 to December, 2023, Director and Principal Consultant, Moose Mountain Technical Services to September 2021.	N/A	2,604
R. Brent Murphy Lake George, N.B., Canada Senior Vice President, Environmental Affairs	Senior Vice President, Environmental Affairs, Seabridge Gold since January 2020.	N/A	79,215 directly 6,810 indirectly
C. Bruce Scott West Vancouver, B.C., Canada Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary, Seabridge Gold since January 2023, Vice President, General Counsel and Corporate Secretary, Seabridge Gold from January 2019 to December 2022.	N/A	85,383 directly 34,700 indirectly
William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior Vice President, Exploration, Seabridge Gold since 2001.	N/A	428,897
Elizabeth Miller Smithers, B.C., Canada Vice President, Environment and Social Responsibility	Vice President, Environment and Social Responsibility, Seabridge Gold since January, 2020.	N/A	27,334 directly 2,200 indirectly
Julie Rachynski Kelowna, B.C., Canada Vice President, Human Resources	Vice President, Human Resources, Seabridge Gold since September 2021; VP Human Resources and HR and Community Manager, New Gold November 2017-August 2021.	N/A	9,935
Christopher J. Reynolds Oakville, Ontario, Canada Vice President, Finance & CFO	Vice President, Finance and Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold Nevada Corp., since April 2015; Director of Mayfair Gold Corp. since November, 2020 to June, 2024.	N/A	169,758

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 15, 2025, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

As of March 15, 2025, the directors and executive officers of the Issuer, as a group, hold 2,498,834 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options and vesting of restricted share units held by them), representing 2.5% of the Issuer’s issued and outstanding shares.

The Issuer has adopted an Equity Ownership Policy under which its directors and executive officers are required to own, directly or indirectly, securities of the Issuer with a value that is a multiple of their annual retainer or salary. For the directors and the CEO, the multiple is 3, for the CFO and COO, the multiple is 2, for the Senior Vice Presidents the multiple is 1.5 and for Vice Presidents it is 1. In order to ensure that the Equity Ownership Policy has its desired effect, the Issuer has adopted an Anti-Hedging Policy that prohibits directors and the top executive officers from hedging the Issuer’s securities.

None of the Issuer’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Other than as set forth below, none of the Issuer’s directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

ITEM 9: AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer’s audit committee has a charter (the “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is made up of Julie Robertson, Gary Sugar and Carol Willson. Each of the members of the Issuer’s Audit Committee is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Julie Robertson (Audit Committee Chair)

Ms. Julie Robertson is a Chartered Public Accountant and brings extensive experience in various finance roles within the mining sector, including expertise in the areas of International Financial Reporting Standards, US Generally Accepted Accounting Principles, external reporting, internal control optimization and compliance, including SOX, risk assessment processes, capital project management, ESG reporting and cybersecurity. She is the Senior Vice President Finance of Kinross Gold Corporation, previously the Chief Financial Officer of Marathon Gold Corp, the Vice President of Finance and Capital Projects at Centerra Gold, and the Vice President and Controller at Barrick Gold. She also holds a graduate diploma in Finance and Accounting from Wilfred Laurier University.

Gary Sugar

Mr. Sugar retired in 2011 from RBC Capital Markets after a distinguished 32-year career. He initially worked in the mining industry in exploration and corporate development for companies including Inco, Cominco, Rio Algom, and Imperial Oil (Exxon). Mr. Sugar joined a predecessor company to RBC Capital Markets in 1979. He specialized in the mining sector, particularly in equity and debt financings, mergers and acquisitions, and other advisory services for a wide range of Canadian and international mining companies. He was appointed a managing director in 1987, and led the mining practice for many years. Mr. Sugar was a director of Stillwater Mining Company until its acquisition by Sibanye Gold Limited in May, 2017, was a member of the Board of Directors of Osisko Mining Corporation from March, 2012 until its acquisition in June, 2014, and also served on the Board of Directors of Romarco Minerals Inc. until its acquisition by OceanaGold on October 1, 2015. Mr. Sugar ceased to be a director of Norzinc Ltd. upon its acquisition by RCF VI CAD LLC in December, 2022. He holds a Bachelor of Science degree in Geology and an M.B.A. from the University of Toronto.

Carol Willson

Ms. Willson retired from EY in 2021 after a 28-year career where she was engagement partner for Internal Audit of clients which included multi-year internal audit outsourced projects and related internal audit transformations and reviews, fraud investigations, and in various assurance and advisory capacities including capital projects, ESG, finance function-related improvements, and cybersecurity. During Ms. Willson’s career as an experienced internal audit and risk professional, she was retained to lead risk, internal audit and SOX functions for a variety of public corporations including several major mining companies. She served for three years as the global head of internal audit and SOX for a large Canadian gold producer where her key audit areas included: supply chain, capital projects, procure to pay, ERP/cybersecurity, sustainability, budgeting & forecasting, fixed assets, and treasury. Ms Willson had her own consulting business where she served as a senior risk advisor for clients from 2021 to 2024. She holds a Batchelor of Arts degree from the University of Western Ontario and an MBA-Accounting degree from the University of Toronto.

External Auditor Services Fees (by Category)

The aggregate fees billed by the Issuer’s external auditors in the following categories for the 12 months ended December 31, 2024 and 2023 are as follows:

	2024	2023
Audit Fees	$1,231,514	$750,500
Audit Related Fees	$0	$0
Tax Fees	$0	$185,760
All Other Fees	$0	$0
Total	$1,231,514	$936,260

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

Pursuant to its responsibilities under the Audit Committee Charter, the Audit Committee has developed a practice under which audit and review services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services are presented to the Audit Committee for pre-approval on an annual basis.  Following the annual pre-approval, the Vice President, Finance and Chief Financial Officer of the Issuer oversees statutory audits and reviews and additional audit-related services and specified non-audit services, provided that the estimated fees for such services do not exceed specified dollar limits. Additional specified non-audit services that exceed the dollar limits and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee.

ITEM 10: CONFLICTS OF INTEREST

Certain of the Issuer’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits. Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 2010 and 2011, the Issuer spent $56 million on the KSM Project. The Issuer applied for a BC Mineral Exploration Tax Credit (“BCMETC”) refund with respect to $42 million of these costs that it considered Canadian Exploration Expenses (“CEE”) under the relevant legislation. The Issuer received $8.5 million in refunds based on its application. Of the $42 million of spending on CEE that generated the refunds, the CRA has, upon completion of an audit, concluded that $15.8 million was not CEE and the Issuer received a notice of re-assessment demanding the Issuer return $3.1 million of the refunds. The Issuer believes the CRA’s interpretation of the applicable legislation unjustifiably narrows the scope of eligible CEE, which is described in the applicable legislation as expenditures incurred for the purpose of determining “the existence, location, extent, or quality of a mineral resource”. The Issuer objected to the re-assessment and filed a Notice of Appeal with the Supreme Court in BC challenging the position of the CRA. On March 26, 2025 the British Columbia Supreme Court released the BC METC Decision and allowed the Issuer’s appeal (with the exception of certain claimed expenses of an administrative nature). In its ruling the court concluded almost all of the disallowed expenses are captured under the “quality” term of the definition of CEE and are therefore valid. The CRA holds the full dollar amount in dispute.

In early 2019, the Issuer received a notice from the CRA that, after completing its audit of the three years ended December 31, 2016, it intends to reduce the amount of expenditures the Issuer reported as CEE for such years. The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports the expenditures it believes to be CEE and is obligated to renounce CEE to purchasers of flow-through shares in the amount of their flow-through share subscriptions and indemnify purchasers for additional tax payable by them due to the CRA reducing CEE renounced to them. The CRA reduced the amount of expenditures renounced to such purchasers as CEE by the Issuer in the three years ended December 31, 2016 by approximately $19.1 million. The CRA’s decision resulted in a reassessment of the Issuer for the years in question. As with the matter described above relating to BCMETC, the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and the Issuer believes it unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer has appealed the CRA’s reduction of renounced CEE but the appeal is being held in abeyance pending the BC METC Decision. The BC METC Decision, released on March 26, 2025, allowed the Issuer’s appeal (with the exception of certain claimed expenses of an administrative nature). In its ruling the court concluded that almost all of the disallowed expenses are captured under the “quality” term of the definition of CEE and are therefore valid. The Issuer is studying the BC METC decision and seeking legal advice on its implications for CRA’s reduction of renounced CEE in respect of similar expenditures in the three years ended December 31, 2016.

The Issuer was contacted by investors who subscribed for flow-through shares in 2013, 2014 and 2015 that the CRA has reassessed and CRA may reassess other investors whose CEE deductions have been reduced. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal. If the BC METC Decision is applied to the CRA decision on the disallowance of these expenditures the Issuer expects that the appeals of the reassessments of these investors will prevail and the amounts deposited with CRA will be repayable to the Issuer. To date, the Issuer has deposited $9.4 million with the Receiver General on behalf of such reassessed investors. It is possible that additional investors may be reassessed, but given the passage of time the likelihood is very low. The Issuer estimates the additional amount it may agree to deposit with the Receiver General on behalf of reassessed investors will not exceed $5.2 million (including potential interest charges of $2 million).

On November 22, 2024, TSKLH filed the First Petition against the Province seeking judicial review of the KSM Project’s positive SSD by the Minister. In the First Petition, TSKLH are seeking an order quashing the SSD on the basis that: (i) the Province failed to fulfill its duty to consult, (ii) the Province failed to discharge its duty of procedural fairness, and/or (iii) the SSD was unreasonable. On November 29, 2024, SCT and SEITC filed the Second Petition against the Minister and KSMCo also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC are challenging the SSD as public interest advocates who claim no rights or property interests in the KSM Project area rather than as private litigants. The Issuer anticipates that the Second Petition will be combined with the First Petition and heard together in court due to the Petitions raising the same issues. The Second Petition differs from the First Petition in some minor ways, including that the Second Petition names KSMCo as a respondent. For the hearing on both Petitions to succeed on the basis that the SSD was unreasonable, the Petitioners have to establish that the Minister’s decision was unreasonable, not simply incorrect. The legislation leaves the Minister with a lot of discretion in making a “substantially started” determination, making the threshold of “unreasonable” even harder to meet. The Issuer’s application for the “substantially started” designation set forth that KSMCo had completed or initiated construction of 94 of the 336 components of the KSM Project as described in its EAC and had spent $444 million on work in respect of such components. As part of the application review process, the Issuer also submitted letters from representatives of the three largest Indigenous peoples in the area of the KSM Project, the Nisga’a Lisims Government, the Tahltan Central Government and the Gitxsan Hereditary Chiefs Office, as well as the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace and the Regional District of Kitimat-Stikine, all expressing strong support for a positive SSD. The Issuer is confident that there is ample evidence that the SSD was reasonable. The Issuer has been advised that a final decision on the TSKLH Petition could take a year or more.

Other than the foregoing matters, the Issuer is not a party to, and its properties were not the subject of, any material legal proceedings during the financial year ended December 31, 2024 and it does not know of any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF.

ITEM 12: INFORMATION TECHNOLOGY AND CYBERSECURITY

The Issuer’s operations depend upon the availability, capacity, reliability, and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations.  In 2022, Seabridge hired a dedicated Director of Information Technology, who is located at the Issuer’s office in Toronto, Canada.  He reports to the Vice-President, Finance and Chief Financial Officer, who reports on IT matters to the Audit Committee of the Board of Directors quarterly.

Seabridge relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis and other operational activities, human resource management, regulatory compliance and communications with employees and third parties. These IT systems could be subject to network disruptions caused by a variety of sources. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the risks or magnitude of failures, if any. In addition, Seabridge’s IT systems and software are protected by various tools including, but not limited to, anti-virus and anti-malware with integrated threat intelligence and immediate response systems, perimeter firewalls, password requirements including multi-factor authentications, and e-mail security and protection solutions. An independent IT vulnerability assessment was conducted in 2024 reporting on gaps and providing recommendations for improvement within the Issuer’s security protocols. The Issuer also conducts ongoing testing of all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Issuer’s systems leading to the potential circumventing of the Issuer’s cybersecurity protocols and to potentially steal or hold ransom Issuer data.  The Issuer has conducted a penetration review by a third-party consultant in the second quarter of 2023 and conducts ongoing IT training sessions for its personnel.

During the last three years the Issuer has not experienced any material losses relating to cyber-attacks or other information security breaches.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 14: TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ITEM 15: MATERIAL CONTRACTS

On February 14, 2025, the Issuer entered into an Underwriting Agreement with RBC Capital Markets and Cantor Fitzgerald Canada Corporation for a bought deal offering consisting of 6,540,000 common shares at the price of US$12.25 per share for aggregate gross proceeds of approximately US$80 million. The transaction closed on February 19, 2025.

Other than the agreement described above, the Issuer is not a party to a material contract that was not entered into in the ordinary course of its business, the particulars of which are not described elsewhere in this AIF, or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed .

ITEM 16: INTERESTS OF EXPERTS

None of Hassan Ghaffari, Dr. John Huang, Henry Kim, Jim Gray, W.N. Brazier, Rolf Schmitt, David Willms, Derek Kinakin, and Ross Hammett, each being persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s KSM Project referred to in this AIF or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer’s most recently completed financial year or during the period thereafter to the date of this AIF, or any director, officer, employee or partner thereof, as applicable, holds, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

The auditors of the Issuer are KPMG LLP of Toronto, Ontario, Canada. KPMG LLP have confirmed that they are independent with respect to the Issuer with the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Issuer under all relevant US professional and regulatory standards.

ITEM 17: ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR+ at www.sedarplus.ca. The information available at www.sedarplus.ca includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer’s properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management’s discussion and analysis for the Issuer’s most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Audit Committee (“Committee”) is responsible to oversee the Corporation’s accounting and financial reporting processes on behalf of the Board of Directors (“Board”) to assist the directors of the Corporation in meeting their responsibilities with respect to financial reporting. The Committee has general responsibility for oversight of internal controls, risk management, complaints handling and information systems of the Corporation. The Committee will also monitor the independence and performance of the Corporation’s independent auditors.

Composition

The Committee shall comprise a minimum of three directors, each of whom shall be unrelated and independent as determined by the Board in accordance with the requirements of laws governing the Corporation including National Instrument 58-101 Disclosure of Corporate Governance Practices, as amended from time to time, the rules of the stock exchanges on which the shares of the Corporation are traded, the Canada Business Corporations Act, and applicable securities regulatory authorities.

The members of the Committee shall be appointed by the Board annually at the meeting following the annual general meeting of shareholders, or such other times as the Board may determine, to serve at the pleasure of the Board. The Board shall designate one member to serve as the chair of the Committee (“Chair”), failing which the members may designate a Chair by majority vote.

Meetings

The Committee shall meet at least quarterly, or more frequently as may be deemed appropriate, in the judgment of the Chair, in person or teleconference or videoconference, at such times and places as determined by the Chair. The Committee shall report regularly to the Board with respect to its activities.

Authority to Retain Advisors

In the course of its duties, the Committee shall have the sole authority, at the Corporation’s expense, to retain and terminate such advisors as it deems necessary, including the authority to approve the fees and terms of reference thereof.

Responsibilities

The following sets forth the duties and responsibilities of the Committee in carrying out its oversight function and as a guide to the Committee which may be revised by the Committee as appropriate in the circumstances and to the extent permitted by applicable law or stock exchange listing standards:

Financial Accounting and Reporting processes

a)	to review with the independent auditors and with management, prior to making recommendations to the Board for its approval:

i)	interim and annual financial statements, including the notes thereto;

ii)	management’s discussion and analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly interim reports and the consistency of the MD&A with the financial statements;

iii)	any expert report or opinion obtained by the Corporation in connection with the financial statements; and,

iv)	all prospectuses, offering circulars, and similar documents.

b)	to review and ensure that management has adequate procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and annual and interim press releases.

c)	to review significant estimates and judgements made by management in the preparation of the financial statements and the view of the independent auditors as to appropriateness of such judgements.

d)	to review management’s regulatory filings and decisions as they relate to the Corporation’s financial statements.

Internal controls, risk management, complaints handling and information systems

e)	to satisfy themselves from discussions with and/or reports from management and the independent auditors and internal auditors that the Corporation has designed, implemented, and maintains an effective system of internal controls. The responsibility of the Committee includes a review and discussion of the effectiveness of, or any deficiencies in, the design and operation of the Corporation’s internal controls.

f)	to review the appropriateness, effectiveness and compliance of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, and financial controls such as financial risk management.

g)	to receive regular reports from management on the risks that the Corporation faces, and the status of action plans implemented by management to mitigate such risks.

h)	to review with management the Corporation’s privacy and cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of the Corporation’s information systems and data at least annually.

i)	to review and ensure that the Corporation has procedures in place for the receipt, retention, and treatment of complaints by the Corporation regarding accounting, internal accounting controls or auditing matters, as well as confidential, anonymous submission by employees of concerns regarding questionable accounting by the Corporation or audit matters.

Independent auditors

j)	to evaluate the performance of the independent auditors and recommend the appointment and termination of the independent auditors,

k)	to review the terms of the audit engagement and appropriateness of the proposed fee,

l)	to review through discussion of a formal document the plan for the annual audit with the independent auditors and management,

m)	to review all relationships between the independent auditors and the Corporation to assess the independent auditors’ independence,

n)	to review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Corporation’s independent auditors and the fees and other compensation related thereto,

o)	to meet with the Corporation’s independent auditors to review audit, financial reporting, and other pertinent matters and to review their recommendations to management,

p)	to implement structures and procedures to ensure that the Committee meets the independent auditors on a regular basis in the absence of management.